EXECUTION VERSION

MASTER PURCHASE AGREEMENT

THIS AGREEMENT is made January 30, 2023

BETWEEN:

LITHIUM AMERICAS CORP., a corporation organized and existing under the laws of the Province of British Columbia

(the "Corporation")

- and -

GENERAL MOTORS HOLDINGS LLC, a company organized and existing under the laws of the State of Delaware

(the "Investor").

RECITALS:

A. The Investor has agreed to make investments in the Corporation and SpinCo (as defined herein) in the aggregate amount of US$650,000,000, on the terms and subject to the conditions set forth herein and in the Subscription Receipt Agreement, the Tranche 2 Subscription Agreement and the Warrant Certificate (each as defined herein).

B. The initial tranche to be invested by the Investor shall be a subscription for Subscription Receipts (as defined herein) of the Corporation for an aggregate subscription price of US$320,147,865.62 pursuant to the terms of this Agreement.

C. The Investor shall make a further investment in the Corporation or SpinCo in the amount of US$329,852,134.38.

D. In conjunction with the transactions contemplated by this Agreement, the Investor and the Corporation shall enter into the Offtake Agreement (as defined herein).

E. The Investor and the Corporation have agreed to enter into this Agreement to record their agreement in respect of these matters.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement and the Ancillary Agreements (as defined herein and incorporated by reference), the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless otherwise provided:

(a) "Accredited Investor Status Certificate" means a U.S. accredited investor status certificate in the form attached as Schedule A hereto;

(b) "Affiliate" means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person;

(c) "Agreement" means this master purchase agreement, together with the Schedules, and all permitted amendments hereto or restatements hereof;

(d) "Ancillary Agreements" means the Offtake Agreement, the Investor Rights Agreement, the Subscription Receipt Agreement, the Tranche 2 Subscription Agreement and the Warrant Certificate;

(e) "Anti-Corruption Laws" means all Applicable Laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including, without limitation, the U.S. Foreign Corrupt Practices Act (FCPA) as amended and the U.K. Bribery Act;

(f) "Applicable Laws" means, with respect to any Person, property, transaction event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, Orders and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(g) "Argentina Projects" means (i) the Cauchari-Olaroz project in Juyjuy Province, Argentina owned by Minera Exar S.A., (ii) the Pastos Grandes project in Salta Province, Argentina owned by Proyecto Pastos Grandes S.A., and (iii) following completion of the acquisition of Arena Minerals Inc. by the Corporation, the Sal de la Puna project in Salta Province, Argentina owned by Puna Argentina S.A.U.;

(h) "Authorizations" means, with respect to any Person, any Order, Permit, approval, consent, waiver, licence or similar authorization issued by, or required to be obtained from, any Governmental Entity having jurisdiction over the Person;

(i) "BCBCA" means the Business Corporations Act (British Columbia);

(j) "Board" means the board of directors of the Corporation;

(k) "Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the City of New York or the City of Detroit and (b) a day on which banks are generally closed in the Province of British Columbia, the City of New York or the City of Detroit;

(l) "CFIUS" means the Committee on Foreign Investment in the United States, and each member agency thereof, acting in such capacity;

(m) "CFPOA" has the meaning ascribed thereto in Section 3.1(mm) hereof;

(n) "Change of Control" means (A) the acquisition by any means, including, without limitation, acquisition of equity, a statutory plan of arrangement, merger or business combination, by any Person, directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Corporation, or (B) the acquisition by any Person, directly or indirectly, of the power to direct or cause the direction of the management or policies of the Corporation;

(o) "Circular" means the notice of the GM Transaction Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith and including such additional disclosure and matters to be presented for consideration by the Corporation's Shareholders as may be determined by the Corporation in its sole discretion, to be sent to the Corporation Shareholders in connection with the GM Transaction Shareholder Meeting, as amended, supplemented or otherwise modified from time to time;

(p) "Claim" means any cause of action, action, claim, demand, lawsuit, audit, hearing, examination, investigation, proceeding, arbitration, or other litigation or proceeding (whether civil, criminal, administrative, or investigative), including, for greater certainty, any proceeding or investigation by or before a Governmental Entity;

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(r) "Common Shares" means common shares in the capital of the Corporation;

(s) "Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option, instruments, arrangement, understanding or other commitment, whether written or oral;

(t) "control" (including the terms "controlled by", "controlling", and "under common control with") means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise;

(u) "Convertible Notes" means the Corporation's US$258,750,000 aggregate principal amount 1.75% convertible senior notes due 2027;

(v) "Corporation Annual Financial Statements" means the consolidated audited financial statements of the Corporation for the financial years ended December 31, 2021 and 2020 including the notes thereto;

(w) "Corporation Equity Incentive Plan" means the amended and restated equity incentive plan of the Corporation, as approved by its shareholders on May 7, 2020;

(x) "Corporation Financial Statements" means, collectively, the Corporation Annual Financial Statements and the Corporation Interim Financial Statements;

(y) "Corporation Indemnified Parties" has the meaning ascribed thereto in Section 10.2(a) hereof;

(z) "Corporation Interim Financial Statements" means the unaudited condensed consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2022 including the notes thereto;

(aa) "Corporation Shareholders" means the registered and/or beneficial holders of Common Shares;

(bb) "Direct Claim" has the meaning ascribed thereto in Section 10.3(a);

(cc) "Disclosure Documents" means all information and documents relating to the Corporation (and its predecessors) that are, or become, publicly available on SEDAR or with the United States Securities and Exchange Commission on EDGAR or otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars and technical reports since January 1, 2021;

(dd) "Disclosure Letter" means the disclosure letter of the Corporation delivered to the Investor concurrently with the execution of this Agreement;

(ee) "Environmental Laws" means all Applicable Laws relating to worker health and safety, pollution, natural resources, protection and preservation of the natural environment or any species that might make use of it or the generation, production, import, export, use, handling, storage, treatment, transportation, disposal or release of Hazardous Materials, including under common law, and all Authorizations issued pursuant to such Applicable Laws;

(ff) "Environmental Permits" includes all Orders, Permits, certificates, approvals, consents, registrations and licences issued by, or required to be obtained from, any authority of competent jurisdiction under any Environmental Law;

(gg) "ERISA" has the meaning ascribed thereto in Section 3.1(ii) hereof;

(hh) "Escrow Release Conditions" means, collectively, each of the following conditions (which conditions may be waived by the Investor in its sole discretion):

(i) (A) the representations and warranties of the Corporation contained in Sections 3.1(a)(Due Authorization), 3.1(b) (Organization and Existence) and 3.1(f) (Subsidiaries) of this Agreement shall be true and correct in all respects as at the Escrow Release Time, with the same force and effect as if made on and as at the Escrow Release Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (B) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Change, in all respects) as at the Escrow Release Time, with the same force and effect as if made on and as at the Escrow Release Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(ii) the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement required to be performed or complied with prior to the Escrow Release Time;

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(iv) the U.S. District Court for the District of Nevada shall have issued its ruling(s) in the ROD Proceedings on the merits and remedy as to whether to vacate the ROD, such ruling(s) shall not have vacated the ROD, and the Corporation and the relevant Subsidiaries shall be ready, willing, and able to commence construction of the Thacker Pass Project (including possession of all applicable land use Permits in connection therewith);

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(vii) no Material Adverse Change shall have occurred;

(viii) the Corporation shall have provided the Investor with the following opinions:

(A) a legal opinion, in a form satisfactory to the Investor, acting reasonably, as to the Applicable Laws in the State of Nevada and the ownership of the Thacker Pass Project and the Corporation's interest therein; and

(B) legal opinions, in form satisfactory to the Investor, acting reasonably, as to the Applicable Laws in Argentina and the ownership of the Argentina Projects and the Corporation's interest therein (excluding the Sal de la Puna project in Salta Province, Argentina).

(ii) "Escrow Release Date" means the date the Escrowed Funds are released by the Subscription Receipt Agent to the Corporation and the Subscription Receipts are converted into Units in accordance with the terms of the Subscription Receipt Agreement;

(jj) "Escrow Release Deadline" has the meaning ascribed thereto in the Subscription Receipt Agreement;

(kk) "Escrow Release Notice" means a written notice in substantially the form set out in the schedules to the Subscription Receipt Agreement executed by the Corporation and the Investor confirming that the Escrow Release Conditions have been satisfied or waived in accordance with the Subscription Receipt Agreement;

(ll) "Escrow Release Time" means 10:00 a.m. (Vancouver time) on the Escrow Release Date;

(mm) "Escrowed Funds" has the meaning ascribed thereto in Section 2.1 hereof;

(nn) "Existing Instrument" has the meaning ascribed thereto in Section 3.1(c) hereof;

(oo) "FCPA" has the meaning ascribed thereto in Section 3.1(mm) hereof;

(pp) "FEOC" means a (A) Person who is a "foreign entity of concern," as such term is defined in Section 30D of the Internal Revenue Code of 1986, as amended, or (B) a Person "linked to or subject to influence by hostile or non-likeminded regimes or states," as such concept is used in the Policy Regarding Foreign Investments from State-Owned Enterprises in Critical Minerals under the Investment Canada Act, or, in each case, under any successor or similar policies promulgated by either the Canadian or United States government in respect of critical minerals policy;

(qq) "Funding Commitment Amount" has the meaning ascribed thereto in Section 8.1 hereof;

(rr) "GDPR" has the meaning ascribed thereto in Section 3.1(ss) hereof;

(ss) "GM Transaction Resolutions" means resolutions of the Corporation Shareholders approving, inter alia,

(i) the price at which Common Shares (or SpinCo Shares, if applicable) will be issued pursuant to the Tranche 2 Subscription Agreement; and

(ii) the ability of the Investor to become a holder of in excess of 20% of the issued and outstanding Common Shares (or 20% of the issued and outstanding SpinCo Shares, if applicable),

and otherwise to be presented and conducted (including the exclusion from voting of Common Shares held by the Investor) in a manner and form required in order to support TSX conditional approval of the transactions contemplated by this Agreement;

(tt) "GM Transaction Shareholder Meeting" means a meeting of the Corporation Shareholders, including any adjournment or postponement thereof, to be called and held to consider, in addition to any other matters that may be presented for consideration by the Corporation's shareholders, the GM Transaction Resolutions;

(uu) "Government Official" means any official (elected or appointed), officer, or employee of a Governmental Entity or any department, agency or instrumentality thereof, including any employee, representative, or agent (paid or unpaid) of a state-owned or controlled entity, public international organization, political party or organization or candidate thereof, or any person acting in an official capacity for or on behalf of any such Governmental Entity, department, agency, instrumentality, public international organization, political party, organization, or candidate;

(vv) "Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

(ww) "Hazardous Materials" means any pollutant, contaminant or hazardous or toxic substance, material or waste that is regulated by or forms the basis of liability under, any Environmental Law, including, without limitation, (i) any material, substance or waste that is defined as a "hazardous waste", "hazardous material", "hazardous substance", "extremely hazardous waste", "restricted hazardous waste", "pollutant", "contaminant", "hazardous constituent", "special waste", "toxic substance" or other similar term or phrase under any Environmental Law, (ii) petroleum, petroleum hydrocarbons, petroleum products, crude oil or any fraction or by-product derivatives thereof, (iii) asbestos, (iv) polychlorinated biphenyls, or (v) any radioactive substance;

(xx) "IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board and any interpretations thereof issued by the International Financial Reporting Interpretations Committee;

(yy) "Indemnified Party" means, in the case of Losses for which indemnification is provided under Section 10.1(a)(i), any of the Corporation Indemnified Parties, or in the case of Losses for which indemnification is provided under Section 10.1, any of the Investor Indemnified Parties;

(zz) "Indemnifying Party" means either the Corporation or the Investor, as applicable;

(aaa) "Intellectual Property" has the meaning ascribed thereto in Section 3.1(cc);

(bbb) "Investor Indemnified Parties" has the meaning ascribed thereto in Section 10.2(a) hereof;

(ccc) "Investor Rights Agreement" means the investor rights agreement between the Corporation and the Investor in the form attached as Schedule F;

(ddd) "IT Systems and Data" has the meaning ascribed thereto in Section 3.1(rr);

(eee) "Lien" means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), imperfection of title, encroachment, lease, license, easement, right-of-way, condition, restriction, or adverse right or claim, or other third-party interest or encumbrance of any kind;

(fff) "Loss" means any loss, liability, Claim, damage, cost, and expense whatsoever (including reasonable legal, consultant, expert, and other professional advisor fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or Claim;

(ggg) "Material Adverse Change" means any action, change, fact, event, circumstance or state of circumstances which, alone or in conjunction with other action, change, fact, event, circumstance or state of circumstances, is or could reasonably be expected to be, individually or in the aggregate, have a material adverse effect on the business, affairs, operations, properties, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) of the Corporation and the Subsidiaries, taken as a whole, provided that in no event shall any matter resulting from the following be deemed a Material Adverse Change:

(i) changes in the regulatory accounting requirements applicable to the Corporation or the Subsidiaries;

(ii) changes in general economic or political conditions (whether international, national or local);

(iii) changes (including changes of Applicable Laws) generally affecting the industry or industries in which the Corporation or the Subsidiaries operate;

(iv) acts of war, sabotage or terrorism, pandemic, epidemic or natural disasters;

(v) shortages or price changes with respect to raw materials, metals or products used, produced or sold in connection with the business of the members of the Corporation or the Subsidiaries;

(vi) the announcement or consummation of the transactions contemplated by this Agreement;

(vii) any action taken (or omitted to be taken) at the express written request or with the express written consent of the Investor;

(viii) any action taken by the Corporation or the Subsidiaries that is required pursuant to this Agreement; or

(ix) any failure by the Corporation or the Subsidiaries to meet any internal or published projections or forecasts for any period (it being understood that the underlying cause of the failure, if any, to meet such projections or forecasts shall be taken into account in determining whether a Material Adverse Change has occurred or could occur);

provided, however, that any action, change, fact, event, circumstance or state of circumstances resulting from the matters referred to in clauses (i), (ii), (iii), (iv) and (v) above shall be excluded only to the extent such matters do not disproportionately impact the Corporation and the Subsidiaries, taken as a whole, as compared to other Persons operating in the same industry or industries in which the Corporation or the Subsidiaries operate;

(hhh) "Material Contract" means each Contract that is material to the business, affairs or operations of the Corporation and the Subsidiaries, taken as a whole;

(iii) "Mining Rights" has the meaning ascribed thereto in Section 3.1(p) hereof;

(jjj) "NYSE" means the New York Stock Exchange;

(kkk) "OFAC" has the meaning ascribed thereto in Section 3.1(oo) hereof;

(lll) "Offtake Agreement" means the Lithium Offtake Agreement between the Corporation and the Investor in the form attached as Schedule D;

(mmm) "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(nnn) "Ordinary Course", when used in relation to the taking of any action by any Person, means that the action is consistent with the past practices of such Person, or its business, is taken in the ordinary course of normal day-to-day operations of such Person, or its business and is consistent with reasonable, industry standard actions by the Corporation including in furtherance of (i) capital-raising activities of the Corporation; (ii) the preparation for, and execution of, the Separation Transaction, including retaining and transitioning employees, officers and directors for each of the Corporation and SpinCo; or (iii) any Specified Matters that may arise in respect of the Corporation;

(ooo) "Outside Date" means March 15, 2023;

(ppp) "Permit" means any permit, license, approval, or other authorization required to be obtained by any Governmental Entity.

(qqq) "Permitted Liens" means, in respect of the Corporation and the Subsidiaries, any one or more of the following:

(i) Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities (A) which are not yet due and payable or delinquent or (B) which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entity is prevented from taking collection action during the valid contest of such amounts and in respect of which reserves have been provided in the most recently published consolidated financial statements of the Corporation in accordance with IFRS;

(ii) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the assets of the Corporation and the Subsidiaries, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any assets of the Corporation and the Subsidiaries and in respect of which adequate holdbacks are being maintained as required by Applicable Laws or as imposed by any Governmental Entity having jurisdiction over real property;

(iii) municipal by-laws, regulations, ordinances, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property provided that the same does not materially impair the use, marketability or development of real property as presently used or planned to be used;

(iv) customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Corporation or the Subsidiaries conduct their business, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (A) were not incurred in connection with any indebtedness, and (B) do not materially impair or add material cost to the value or use of the subject property;

(v) Liens incurred, created and granted in the ordinary course of business to a public utility, municipality or Governmental Entity in connection with operations conducted with respect to the assets of the Corporation and the Subsidiaries, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(vi) easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, that in each case do not materially impair the use of such property as it is being used on the date of this Agreement;

(vii) such other imperfections or irregularities of title or Liens as do not individually or in the aggregate materially detract from the value or materially and adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;

(viii) any Liens, other than those described above, that are (A) registered or of record as of the date hereof against title to real property comprising the assets of the Corporation and the Subsidiaries in the applicable land registry offices or recording offices, or (B) registered or recorded, as of the date hereof, against the assets of the Corporation and the Subsidiaries in a public personal property registry, or similar registry systems;

(ix) Liens granted in connection with any project financing obtained by the Corporation; and

(x) Liens that could not result in an aggregate liability in excess of $35,000,000.

(rrr) "Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

(sss) "Privacy Laws" has the meaning ascribed thereto in Section 3.1(ss) hereof;

(ttt) "Purchased Share" has the meaning ascribed thereto in Section 2.1 hereof;

(uuu) "Regulation M" has the meaning ascribed thereto in Section 3.1(tt) hereof;

(vvv) "Release" means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, emptying, escaping, discharge, dispersal, dumping, leaching or migration of Hazardous Materials into the environment;

(www) "ROD" means the Thacker Pass Lithium Mine Project Record of Decision and Plan of Operations Approval (BLM, Jan. 15, 2021);

(xxx) "ROD Proceedings" means the judicial review of the ROD;

(yyy) "ROFO Provisions" has the meaning ascribed thereto in the Offtake Agreement.

(zzz) "Sanctioned Person" means any Person: (i) who is a restricted or prohibited Person as designated or included in any list of designated or restricted parties under any export control or economic sanctions laws of the United States or any other applicable Sanctions Authority; (ii) a Person domiciled, organized, or resident in, a Sanctioned Territory; or (iii) an entity owned or controlled by any of the foregoing Persons in clauses (i) or (ii) hereof;

(aaaa) "Sanctioned Territory" means at any time, a country or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People's Republic and the so-called Luhansk People's Republic);

(bbbb) "Sanctions" means the economic sanctions laws, trade embargoes, export controls or restrictive measures administered, enacted or enforced by any Sanctions Authority;

(cccc) "Sanctions Authority" means the United States government and any of its agencies (including, without limitation, OFAC, BIS, the U.S. State Department and the U.S. Department of Commerce), the European Union and each of its member states, the United Nations Security Council, the United Kingdom, the Canadian government, or any other Governmental Entity with jurisdiction over the parties to this Agreement;

(dddd) "Schedules" has the meaning ascribed thereto in Section 1.3 hereof;

(eeee) "Securities Laws" means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSX and the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

(ffff) "Separation Outside Date" means December 31, 2023;

(gggg) "Separation Transaction" means a plan of arrangement of the Corporation under Section 288 of the Business Corporations Act (British Columbia), pursuant to which the Corporation will effect a separation into two operating businesses, one of which is owned by SpinCo and consists of, inter alia, the Thacker Pass Project, and one of which continues to be held by the Corporation and consists of, inter alia, the Argentina Projects, with holders of Common Shares receiving new common shares of the Corporation and SpinCo Shares on a proportionate basis and with SpinCo becoming a reporting issuer in Canada with its common shares listed for trading on one or more stock exchanges;

(hhhh) "Specified Matters" means any action, investigation, review, or inquiry involving the Corporation or its shareholders at any time prior to the Tranche 1 Closing Date relating to foreign investment law matters, which for greater certainty includes (i) the receipt by the Corporation of any notice under the Investment Canada Act or any request for information in relation to any matter under review under Part IV.1 of the Investment Canada Act; and (ii) the receipt by the Corporation of any request for information from CFIUS pursuant to the Defense Production Act of 1950, as amended, and the implementing regulations thereof;

(iiii) "SpinCo" means 1397468 B.C. Ltd.;

(jjjj) "SpinCo Shares" means common shares in the capital of SpinCo;

(kkkk) "SpinCo Subscription Agreement" means the subscription agreement of SpinCo and the Investor contemplated in Section 6.5 of the Tranche 2 Subscription Agreement;

(llll) "SpinCo Warrants" means common share purchase warrants exercisable into SpinCo Shares to be issued by SpinCo pursuant to the terms of a warrant certificate as based substantially on the terms of the Warrant Certificate with such equitable adjustments as are necessary to give effect to the Separation Transaction;

(mmmm) "Subscription Receipt" has the meaning ascribed thereto in Section 2.1 hereof;

(nnnn) "Subscription Receipt Agent" means Computershare Trust Company of Canada;

(oooo) "Subscription Receipt Agreement" means the subscription receipt agreement, dated as of the Tranche 1 Closing Date, by and among the Corporation, the Investor and the Subscription Receipt Agent in substantially the form attached as Schedule G;

(pppp) "Subsidiaries" means the following subsidiaries of the Corporation: 2265866 Ontario, Inc., Millennial Lithium Corp., Proyecto Pastos Grandes S.A., Minera Exar S.A.,1339480 B.C. Ltd., Lithium Nevada Corp., KV Project LLC, Potassium S.A. and SpinCo;

(qqqq) "subsidiary" has meaning ascribed to such term in the BCBCA. Notwithstanding the foregoing, for the purposes of this Agreement, Minera Exar S.A. shall be deemed to be a subsidiary of the Corporation;

(rrrr) "Survival Date" has the meaning ascribed thereto in Section 10.5 hereof;

(ssss) "Tax" or "Taxes" includes any federal, state, provincial, local, foreign and other taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, net proceeds, ad valorem, bank shares, alternative or add-on minimum, environmental, transaction, lease, occupation, severance, energy, unemployment, workers' compensation, capital gains, special assessment, digital services, escheat, unclaimed property, capital stock, disability, production, utility, intangible property, estimated, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee or successor liability in respect of any of the foregoing;

(tttt) "Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed under Applicable Law in respect of Taxes;

(uuuu) "Thacker Pass Project" means the Corporation's lithium project property located in Humboldt County, Nevada;

(vvvv) "Thacker Pass Properties" has the meaning ascribed thereto in Section 3.1(w);

(wwww) "Third Party" has the meaning ascribed thereto in Section 10.3(a);

(xxxx) "Third Party Claim" has the meaning ascribed thereto in Section 10.3(a);

(yyyy) "Threatened Release" means a substantial likelihood of a sudden Release that requires immediate action to prevent or mitigate damage to the environment that may result from such Release;

(zzzz) "Tranche 1 Closing" has the meaning ascribed thereto in Section 5.1;

(aaaaa) "Tranche 1 Closing Date" means the third Business Day following the satisfaction or waiver of all of the Tranche 1 Closing conditions set forth in Section 4.1 and Section 4.2 of this Agreement (excluding conditions that, by their terms, are to be satisfied at the Tranche 1 Closing), or such other time and date as may be mutually agreed by the Corporation and the Investor;

(bbbbb) "Tranche 1 Closing Time" means 10:00 a.m. (Vancouver time) on the Tranche 1 Closing Date;

(ccccc) "Tranche 1 Investment" means the subscription for the Subscription Receipts at the Tranche 1 Subscription Price;

(ddddd) "Tranche 1 Subscription Price" has the meaning ascribed thereto in Section 2.1 hereof;

(eeeee) "Tranche 2 Investment" means the subscription for Common Shares of the Corporation, pursuant to the terms of the Tranche 2 Subscription Agreement;

(fffff) "Tranche 2 Subscription Agreement" means the subscription agreement between the Corporation and the Investor in the form attached as Schedule E;

(ggggg) "Transfer Restrictions" means the transfer restrictions contained in Section 5.3 of the Investor Rights Agreement;

(hhhhh) "TSX" means the Toronto Stock Exchange;

(iiiii) "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(jjjjj) "Units" has the meaning ascribed thereto in Section 2.1 hereof;

(kkkkk) "Unpatented Claims" has the meaning ascribed thereto in Section 3.1(w);

(lllll) "U.S. GAAP" means United States generally accepted accounting principles in effect from time to time;

(mmmmm) "U.S. Person" has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act. Without limiting the foregoing, but for greater clarity in this Agreement, a U.S. Person includes, subject to the exclusions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (iv) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (v) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by U.S. accredited investors who are not natural persons, estates or trusts;

(nnnnn) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(ooooo) "Warrant Certificate" means the warrant certificate between the Corporation and the Investor in the form attached as Schedule C;

(ppppp) "Warrant Shares" has the meaning ascribed to such term in Section 5.2(d);

(qqqqq) "Warrants" means the share purchase warrants of the Corporation issued to the Investor, with each whole warrant being exercisable to purchase one (1) Common Share pursuant to the terms of the Warrant Certificate; and

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1.2 Interpretation

For purposes of this Agreement:

(a) words (including defined terms) using or importing the singular number include the plural and vice versa, words importing one gender only shall include all genders;

(b) the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c) all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d) the phrases "to the knowledge of", "to the best knowledge of", or "of which they are aware", or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by a party to this Agreement, means that such party has reviewed all records, documents and other information currently in their possession or under their control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of the Corporation;

(e) unless otherwise specified, all references in this Agreement to the symbol "$" are to the lawful money of the United States of America;

(f) the use of "including" or "include" will in all cases mean "including, without limitation" or "include, without limitation," respectively;

(g) reference to any Person includes such Person's successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(h) reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(i) reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(j) the phrases "hereunder," "hereof," "hereto," and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement; and

(k) references to time are to the local time in Vancouver, British Columbia.

1.3 Schedules

The following schedules attached to this Agreement (the "Schedules") form part of this Agreement:

Schedule A	-	U.S. Accredited Investor Status Certificate
Schedule B	-	Registration Instructions
Schedule C	-	Warrant Certificate
Schedule D	-	Offtake Agreement
Schedule E	-	Tranche 2 Subscription Agreement
Schedule F	-	Investor Rights Agreement
Schedule G	-	Subscription Receipt Agreement

ARTICLE 2

TRANCHE 1 AND TRANCHE 2 INVESTMENTS

2.1 Tranche 1 Investment

Upon the terms and subject to the conditions set forth in this Agreement, the Investor agrees to subscribe for and purchase from the Corporation at the Tranche 1 Closing Time 15,002,243 subscription receipts ("Subscription Receipts") for aggregate consideration of US$320,147,865.62 (the "Tranche 1 Subscription Price"). Upon satisfaction of the Escrow Release Conditions, execution and delivery of the Ancillary Agreements and delivery of the duly executed Escrow Release Notice to the Subscription Receipt Agent, each Subscription Receipt shall be automatically converted into one unit ("Unit"), comprised of one Common Share (each, a "Purchased Share") and 79.26% of one Warrant. The Investor shall purchase the Subscription Receipts and pay the Tranche 1 Subscription Price at the Tranche 1 Closing, by wire transfer of immediately available funds to an account designated in writing by the Corporation.

The Subscription Receipt Agreement provides that, upon the Tranche 1 Closing, the Tranche 1 Subscription Price shall be deposited in escrow with the Subscription Receipt Agent in accordance with the provisions of the Subscription Receipt Agreement. The Subscription Receipt Agent shall deposit the Tranche 1 Subscription Price in an interest-bearing account (the Tranche 1 Subscription Price, together with all interest and other income earned thereon, if any, are referred to herein as the "Escrowed Funds").

The Escrowed Funds shall be released to the Corporation in accordance with the Subscription Receipt Agreement, provided that the Escrow Release Conditions have been satisfied or waived prior to the Escrow Release Deadline. In the event that the Escrow Release Conditions are not satisfied or waived by the Escrow Release Deadline, the Escrowed Funds shall be returned to the Investor and the Subscription Receipts shall be cancelled.

The foregoing description of the Subscription Receipts is a summary only and is subject to the detailed provisions of the Subscription Receipt Agreement pursuant to which the Subscription Receipts are governed.

2.2 Tranche 2 Investment

Upon the terms and subject to the conditions set forth in this Agreement and the Tranche 2 Subscription Agreement, the Investor agrees to subscribe for and purchase the securities to be sold pursuant to the Tranche 2 Investment.

2.3 Deliveries upon satisfaction of the Escrow Release Conditions

Upon the satisfaction by the Corporation, or waiver by the Investor, of all Escrow Release Conditions, each of Corporation and Investor will:

(a) execute and deliver to the Subscription Receipt Agent the Escrow Release Notice; and

(b) concurrently with the completion of the exercise of the subscription receipts for Common Shares and Warrants and release of applicable funds, each party will execute and deliver the following Ancillary Agreements:

(i) the Tranche 2 Subscription Agreement;

(ii) the Warrant Certificate;

(iii) the Investor Rights Agreement; and

(iv) the Offtake Agreement.

ARTICLE 3

REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS AND

AUTHORIZATIONS

3.1 Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein:

(a) this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, and will not violate or conflict with the constating documents of the Corporation or the terms of any restriction, agreement or undertaking to which the Corporation is subject;

(b) the Corporation and each of the Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. The Corporation and each of the Subsidiaries is qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not result in a Material Adverse Change, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement. All of the issued and outstanding capital stock or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and, except for Minera Exar S.A. (which is not wholly-owned) are owned by the Corporation, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. None of the outstanding capital stock or equity interest in any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such Subsidiary. The constitutive or organizational documents of each of the Subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect;

(c) neither the Corporation nor any of its Subsidiaries is in violation of its charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Corporation or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an "Existing Instrument"), except for such defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. The Corporation's execution, delivery and performance of this Agreement and, at the Tranche 1 Closing, the Subscription Receipt Agreement, and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Subscription Receipts and the Units, (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Corporation or any Subsidiary, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, and (iii) will not result in any violation of any Applicable Laws with respect to the Corporation or any of its Subsidiaries that would reasonably be expected to result in a Material Adverse Change. Except as otherwise disclosed in Section 3.1(c) of the Disclosure Letter, no consent, approval, authorization or other order of, or registration or filing with, any court or other Governmental Entity is required for the Corporation's execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby;

(d) the entering into of this Agreement and the exercise of the rights and performance of the obligations hereunder and thereunder by the Corporation do not and will not: (i) conflict with or result in a default under any agreement, Material Contracts, mortgage, bond or other instrument to which the Corporation or any Subsidiary is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Change;

(e) the authorized capital of the Corporation consists of an unlimited number of common shares without par value. As of the date of this Agreement, there were (i) 135,035,193 Common Shares issued and outstanding all of which have been authorized and validly issued and are fully paid and non-assessable, (ii) outstanding options, restricted share units, performance share units and deferred share units under the Corporation Equity Incentive Plan providing for the issuance of up to 4,776,147 Common Shares upon the exercise or settlement thereof, and (iii) the Convertible Notes. Other than pursuant to the terms of the Convertible Notes, there is no outstanding contractual obligation of the Corporation to repurchase, redeem or otherwise acquire any Common Shares or any convertible securities issued by the Corporation. Except as disclosed in the preceding sentences of this Section 3.1(e) and except as disclosed in Section 3.1(e) of the Disclosure Letter, and subject to options, restricted share units, performance share units and deferred share units to new hires and other employees in the ordinary course under the Corporation Equity Incentive Plan, the Corporation and each Subsidiary have no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Corporation or any of the Subsidiaries to issue or sell any Common Shares or other securities, including any security or obligation (including through voting agreements or voting trusts) of any kind convertible into or exchangeable or exercisable for any Common Shares, other securities of the Corporation or securities of any of the Subsidiaries;

(f) except Minera Exar S.A. and as set forth in Section 3.1(f) of the Disclosure Letter, the Corporation legally and beneficially, directly or indirectly, owns 100% of the issued and outstanding equity securities (including for greater certainty, any securities convertible into equity securities) of the Subsidiaries. The Corporation does not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person other than the Subsidiaries;

(g) the Corporation Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Corporation Annual Financial Statements, in the auditor's report thereon and (ii) except that the Corporation Interim Financial Statements are prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws or IFRS. The Corporation Financial Statements, together with the related management's discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Corporation and the Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Corporation and the Subsidiaries for the periods covered thereby (subject, in the case of the Corporation Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by the Corporation or the Subsidiaries to any director or officer of the Corporation or the Subsidiaries. Neither the Corporation nor its Subsidiaries (excluding Minera Exar S.A.) have any liabilities, except (i) liabilities reflected on, or reserved against, in the Corporation Financial Statements; (ii) liabilities that have arisen since the date of the Corporation Interim Financial Statements in the Ordinary Course consistent with past practice, none of which is a liability resulting from or arising out of any breach of contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law; and (iii) liabilities set forth on Section 3.1(g) of the Disclosure Letter;

(h) the Corporation and each of its Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(i) since the filing of its most recent Corporation Interim Financial Statements, there has been no Material Adverse Change and neither the Corporation nor the Subsidiaries has:

(i) paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii) incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course;

(iii) entered into any material transaction, except in each case as disclosed in the Disclosure Documents, elsewhere in this Agreement or in the Ordinary Course; or

(iv) sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien (other than a Permitted Lien) on, any of its properties or assets, except in the Ordinary Course;

(j) the Corporation and the Subsidiaries (excluding Minera Exar S.A.), on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness in accordance with applicable Securities Laws as of the end of the Corporation's most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Corporation's most recent audited fiscal year. Since the end of the Corporation's most recent audited fiscal year up to the end of the Corporation's most recent reported interim financial period, other than as may be publicly disclosed by the Corporation, there have been no significant limitations or material weaknesses, in each case, in the Corporation's design of its internal control over financial reporting (whether or not remediated) and no change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting;

(k) PricewaterhouseCoopers LLP, Chartered Professional Accountants, which has expressed its opinion with respect to the Corporation Annual Financial Statements, are independent auditors with respect to the Corporation as required under applicable Securities Laws. There has not been a "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Corporation and PricewaterhouseCoopers LLP;

(l) except Minera Exar S.A., no Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Subsidiary's equity securities or from repaying to the Corporation or any other Subsidiary any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Corporation or from transferring any property or assets to the Corporation or to any other Subsidiary;

(m) the Corporation and each of the Subsidiaries have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed against any of them, have not made a voluntary assignment in bankruptcy, have not taken any proceedings with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver appointed for any of property and have not had any execution or distress become enforceable or become levied upon any of property. The Corporation has, and will at the Tranche 1 Closing Date have, sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the "going concern" test under IFRS;

(n) subject to the disclosures made in Section 3.1(n) of the Disclosure Letter, the Corporation and each of the Subsidiaries are, and, since January 1, 2021 have been, in material compliance with all Applicable Laws, and there is no Claim now pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation and the Subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change and neither the Corporation nor any of the Subsidiaries are, to the knowledge of the Corporation, under any investigation with respect to, have been charged or to the knowledge of the Corporation threatened to be charged with, or have received notice of, any violation, potential violation or investigation of any Applicable Law or a disqualification by a Governmental Entity. No material labour dispute with current and former employees of the Corporation or any of the Subsidiaries exists, or, to the knowledge of the Corporation, is imminent and, to the knowledge of the Corporation, there is no existing, threatened or imminent labour disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation that would have a Material Adverse Change;

(o) except as set forth in Section 3.1(o) of the Disclosure Letter, each of the Corporation and the Subsidiaries holds all necessary and material licences, Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such licence, Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(p) except as set forth in Section 3.1(p) of the Disclosure Letter, the Corporation and its Subsidiaries, taken as a whole (i) own, lease, license, control or otherwise have legal rights to, through unpatented mining claims and millsites, fee lands, mining or mineral leases, exploration and mining permits, mineral concessions or otherwise (collectively, "Mining Rights"), all of the rights, titles and interests materially necessary or appropriate to authorize and enable the appropriate Subsidiary to access and carry on the material mineral exploration and/or mining, development and commissioning activities as currently being undertaken or as planned at the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and at the Thacker Pass Project, and (ii) are not in material default of such rights, titles and interests. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain the Corporation's interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and the Corporation and each Subsidiary has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith, except in respect of non-material Mining Rights that the Corporation or any of its Subsidiaries intends to abandon or relinquish, and except for any non-compliance which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(q) all exploration and development operations on the properties of the Corporation and its Subsidiaries, including all operations and activities relating to the construction, development and commissioning of the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and the Thacker Pass Project, have been conducted in all material respects in accordance with good exploration, development and engineering practices, and all Applicable Laws pertaining to workers' compensation and health and safety have been complied with in all material respects;

(r) other than as set forth in Section 3.1(r) of the Disclosure Letter, the Corporation or its Subsidiaries own, lease, control or otherwise have legal rights to all material Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or its Subsidiaries, as applicable, and subject to the nature and scope of the relevant project, to access, explore for, and/or mine and develop the mineral deposits relating thereto, and, other than as set forth in Section 3.1(r) the Disclosure Letter, no material commission, royalty, license fee or similar payment to any person with respect to the Mining Rights is payable, except which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. All material Mining Rights in which the Corporation or its Subsidiaries hold an interest or right have been validly registered and recorded in accordance in all material respects with all Applicable Laws and are valid and subsisting. The Corporation and its Subsidiaries have or expect to obtain in the Ordinary Course all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Rights granting the Corporation or its Subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as are appropriate in view of the rights and interests therein of the Corporation or its Subsidiaries, with only such exceptions as do not unreasonably interfere with the use made by the Corporation or its Subsidiaries of the rights or interest so held; and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or its Subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(s) the disclosure of the Mining Rights of the Corporation and its Subsidiaries as reflected in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2021, or as described in the annual information form of the Corporation for the year ended December 31, 2021 filed on March 16, 2022, constitutes an accurate description, in all material respects, of all material Mining Rights held by the Corporation and its Subsidiaries, and the Corporation has no knowledge of any Claim or the basis for any Claim, including a Claim with respect to aboriginal or native rights, that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change on the right thereof to use, transfer or otherwise explore for, develop and mine mineral deposits with respect to such Mining Rights;

(t) with respect to each Material Contract: (i) such Material Contract is in full force and effect and is a valid and binding agreement of the applicable Corporation or Subsidiary, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) the Corporation or any of the Subsidiaries (as applicable) is not in breach, violation or default in any material respect, nor has such Corporation or Subsidiary received any written notice of breach of, violation of or default under (or of any condition which with the passage of time or the giving of notice would cause a breach or default under), such Material Contract; (iii) to the Corporation's knowledge, no other party is in breach or default in any material respect under such Material Contract; and (iv) the Corporation or Subsidiary (as applicable) has not received any written notice from any counterparty thereto to terminate (other than Material Contracts that are expiring pursuant to their terms) or not renew any Material Contract. Except for the acquisition of Arena Minerals Inc., the Corporation and the Subsidiaries do not have any Contracts of any nature whatsoever to acquire, be acquired by, merge or enter into any business combination or joint venture agreement with any entity, or to acquire any other business or operations;

(u) other than as would not result in a Material Adverse Change:

(i) all Taxes due and payable by the Corporation and the Subsidiaries have been paid. All Tax Returns required to be filed by the Corporation and the Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns, declarations, remittances and filings are complete and accurate in all material respects;

(ii) no audit or examination of any Tax of the Corporation or any of the Subsidiaries, other than income tax ruling applications in respect of the Separation Transaction, is currently in progress or, to the knowledge of the Corporation, threatened; and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries. All deficiencies proposed as a result of any audits have been paid, reserved against, settled, or, as disclosed, are being contested in good faith by appropriate proceedings. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against the Corporation or any Subsidiaries in any jurisdiction where the Corporation or such Subsidiary does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction;

(iii) none of the Corporation or the Subsidiaries (A) have entered into a written agreement or waiver extending any statute of limitations relating to the assessment, payment or collection of Taxes or the filing of Tax Returns that has not expired or (B) is presently contesting any Tax liability before any Governmental Entity, court, tribunal or other applicable agency;

(iv) all Taxes that the Corporation and the Subsidiaries are (or were) required by Applicable Law to withhold or collect in connection with amounts paid, credited or owing to any Person (including any employee, independent contractor, creditor, stockholder, member or other third party) have been duly withheld or collected, and have been duly and timely paid over to the proper Governmental Entity to the extent due and payable. Each of the Corporation and the Subsidiaries has properly collected and remitted sales, use, value-added, goods and services, GST/HST, property, and similar Taxes with respect to sales, services, and similar transaction;

(v) none of the Corporation or the Subsidiaries (A) has been a member of any affiliated group filing or required to file a consolidated, combined, unitary, or other similar Tax Return (other than any such group of which the Corporation or such Subsidiary is the common parent) or (B) has any liability for the Taxes of any Person as a transferee or successor or by contract (other than ordinary course of business agreements, such as leases or loans, the focus of which is not Taxes);

(vi) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Corporation or any Subsidiaries;

(vii) none of the Corporation or the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Tranche 1 Closing Date as a result of any of the following that occurred or exists on or prior to the Tranche 1 Closing Date: (A) a change in method of accounting; (B) an agreement with any taxing authority or Governmental Entity; (C) an installment sale or open transaction; or (D) a prepaid amount;

(viii) none of the Corporation and the Subsidiaries has any permanent establishment or otherwise has become subject to Tax in a jurisdiction other than the country of its formation or where it is filing Tax returns;

(ix) except in respect of the Separation Transaction where the Corporation and SpinCo are expected to execute a mutual tax indemnity, none of the Corporation and the Subsidiaries is a party to, or bound by, any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract;

(x) each of the Corporation and the Subsidiaries has complied with all transfer pricing rules (including maintaining appropriate documents for all transfer pricing arrangements for purposes of Section 482 of the Code, section 247 of the Income Tax Act (Canada), or any similar provision in the Tax law of another jurisdiction);

(xi) there is no power of attorney given by or binding upon the Corporation or any Subsidiaries with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired;

(v) each of the Corporation and the Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(w) other than as set forth in Section 3.1(w) of the Disclosure Letter, with respect to the interests in real property comprising the Thacker Pass Project (the "Thacker Pass Properties"), (i) one of the Subsidiaries has good and marketable title to all of that portion of the Thacker Pass Properties comprised of fee lands, free and clear of all Liens other than Permitted Liens, and (ii) with respect to the unpatented mining claims and millsites comprising a portion of the Thacker Pass Project (collectively, the "Unpatented Claims"), subject to the paramount title of the United States of America, one of the Subsidiaries holds good record title to and a valid possessory interest in the Unpatented Claims, free and clear of all Liens other than Permitted Liens, and (A) that Subsidiary is in exclusive possession thereof; (B) all such Unpatented Claims were located, staked, filed and recorded on available public domain land in material compliance with all Applicable Laws; (C) annual assessment work (if applicable) sufficient to satisfy the requirements of Applicable Laws was timely and properly performed on or for the benefit of all such Unpatented Claims and affidavits evidencing such work were timely recorded and filed with the appropriate Governmental Entities, or claim maintenance fees required to be paid under Applicable Laws in lieu of the performance of assessment work in order to maintain the Unpatented Claims have been timely and properly paid and affidavits or other notices evidencing such payments as required under Applicable Laws have been timely and properly filed and recorded; (D) there are no material conflicts between the Unpatented Claims and unpatented mining claims or millsites owned by third parties; and (E) there are Claims pending or, to the knowledge of the Corporation or the Subsidiaries, threatened against or affecting any of the Unpatented Claims;

(x) other than as set forth in Section 3.1(x) of the Disclosure Letter, with respect to the water rights for water use at the Thacker Pass Project:

(i) the Corporation holds good and valid title to or has an irrevocable option to purchase those water rights, free and clear of all Liens other than Permitted Liens;

(ii) each of the water rights is approved, valid and in good standing in the records of the Nevada State Engineer's Office;

(iii) the water rights are adequate, assuming that the existing and future sources can produce the full permitted annual volume and peak flows, for the development and operation of the Thacker Pass Project as contemplated by the Corporation;

(iv) one of the Subsidiaries or the current owner of the water rights has acted with reasonable diligence to work toward placing the water rights to beneficial use, and none of the water rights is presently subject to forfeiture or partial forfeiture from any non-use; and

(v) none of the Subsidiaries or the Corporation has received or has knowledge of any written notices from the Nevada State Engineer or any other Governmental Entities respect to any violations, deficiencies or expired deadlines concerning the water rights;

(y) Computershare Investor Services Inc. is duly appointed as the registrar and transfer agent of the Common Shares;

(z) the Corporation is a "reporting issuer" within the meaning of applicable Securities Laws in all provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory or Governmental Entity has issued any order preventing or suspending trading of any securities of the Corporation, and the Corporation is not in default of any material provision of applicable Securities Laws. The Common Shares are listed on the TSX and NYSE and trading in the Common Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Corporation is pending or, to the knowledge of the Corporation, threatened. Neither the Corporation nor its Subsidiaries have received notice of any Claim, inquiry, review or investigation (formal or informal) of the Corporation or its Subsidiaries by any securities commission or similar regulatory authority under applicable Securities Laws or by the TSX or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Corporation is in compliance in all material respects with applicable Securities Laws. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction. The Corporation has filed all documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX and the NYSE. Other than as disclosed in Section 3.1(z) of the Disclosure Letter, the documents and information comprising the Disclosure Documents, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Corporation has not filed any confidential material change report that at the date hereof remains confidential;

(aa) the proven and probable mineral reserves and mineral resources, as set forth in Section 3.1 (aa) of the Disclosure Letter, were in all material respects prepared in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, and in all material respects in accordance with all Applicable Laws, including the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Corporation or any of the Subsidiaries, or any of their joint ventures, taken as a whole, from the amounts most recently set forth in Section 3.1 (aa) of the Disclosure Letter;

(bb) section 3.1(bb) of the Disclosure Letter sets forth a correct list of all material Permits and all such material Permits are in full force and effect, and the Corporation and its Subsidiaries have performed all of its and their obligations under and are, other than as disclosed in Section 3.1(bb) of the Disclosure Letter, and have been, in material compliance with all such Permits. The Corporation and its Subsidiaries are not in violation of, or in material default under, any of the Permits and the Corporation and its Subsidiaries have not received any written or, to its and their knowledge, oral notice from any Governmental Entity (i) indicating or alleging that the Corporation or its Subsidiaries do not possess any material Permit required to own, lease, and operate its properties and assets or to conduct the business as currently conducted or (ii) threatening or seeking to withdraw, revoke, terminate, or suspend any of its or their material Permits. None of the Corporation nor its Subsidiaries' Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement;

(cc) each of the Corporation and the Subsidiaries owns or possesses the right to use (i) all patents, patent applications, patent disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice), continuations, divisionals, continuations-in-part, revisions, provisionals and patents issuing on any of the foregoing, and any renewals, reexaminations, substitutions, extensions, reissues and counterparts of any of the foregoing, together with all prosecution files, utility models and invention disclosures, (ii) all trademarks, service marks, product and service names, brands, trade dress, logos, trade names, designs, business symbols, corporate names, and other indicia of source or business identifiers, whether registered or unregistered, (including all rights to sue in passing off), and all applications, registrations and renewals and extensions of or in connection therewith and common law trademarks and service marks, together with all of the goodwill associated with any of the foregoing, (iii) all copyrights, moral rights, topography rights, rights in databases and design rights, and all applications, registrations, renewals and reversions of or in connection therewith, and all works of authorship (published and unpublished), including rights in software, (iv) domain names, domain name registrations, websites, website content, and social media identifiers, names and tags (including accounts therefor and registrations thereof), (v) all trade secrets, proprietary information, data, know-how and other confidential business or technical information (including research and development, compositions, industrial designs, industrial property, manufacturing and production processes, technical data, designs, specifications and business and marketing plans and proposals), (vi) publicity and privacy rights, (vii) all other forms of rights in technology (whether or not embodied in any tangible form) and including all tangible embodiments of the foregoing, and (viii) all other intellectual property, proprietary and other rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere in the world, (collectively, "Intellectual Property") necessary to permit the Corporation and the Subsidiaries to conduct their business as currently conducted and planned to be conducted. Neither the Corporation nor any of the Subsidiaries has received any notice nor does or has the business of the Corporation or any of the Subsidiaries infringed or conflicted with rights of others with respect to any Intellectual Property, and neither the Corporation nor any of the Subsidiaries have knowledge of any facts or circumstances that would render any Intellectual Property owned by the Corporation and its Subsidiaries invalid or inadequate to protect the interests of the Corporation or the Subsidiaries therein;

(dd) the Corporation and its Subsidiaries take and have taken commercially reasonable steps to protect and maintain the Intellectual Property owned by the Corporation and its Subsidiaries and the confidentiality of trade secrets and material confidential information included therein, and none of the Corporation or its Subsidiaries have disclosed any such confidential Intellectual Property to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information;

(ee) neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Intellectual Property owned by the Corporation and its Subsidiaries; (ii) a breach of any Material Contract related to Intellectual Property; (iii) the release, disclosure, or delivery of any Intellectual Property owned by the Corporation and its Subsidiaries, by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Intellectual Property owned by the Corporation and its Subsidiaries;

(ff) all Persons who have contributed, developed or conceived any Intellectual Property owned by the Corporation and its Subsidiaries have done so pursuant to a valid and enforceable agreement or other legal obligation that protects the confidential information of the Corporation and its Subsidiaries and grants the Corporation and its Subsidiaries exclusive ownership of the Person's contribution, development or conception;

(gg) (i) the Corporation and each Subsidiary, their respective properties and assets, and the business, affairs and operations of each of the Corporation and the Subsidiaries, have been in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) neither the Corporation nor the Subsidiaries are in material violation of any regulation relating to the Release or Threatened Release of Hazardous Materials; (iii) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and Environmental Permits; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or a Claim by any private party or Governmental Entity, against or affecting the Corporation or the Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) there are no Environmental Permits which either the Corporation or the Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of the Corporation and the Subsidiaries as presently conducted or as planned, except for such Environmental Permits which if not obtained would not have a Material Adverse Change. Except as set forth on Section 3.1(gg) of the Disclosure Letter, the Corporation and each Subsidiary has, collectively, obtained or possess all material Permits required by Applicable Law and/or expects to receive all renewals for material Permits, including all material Environmental Permits, to own, lease, and operate its properties and assets and to conduct the business as currently conducted or proposed to be conducted by the Corporation and the Subsidiaries, including access to and the construction, commissioning and operation of the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and the Thacker Pass Project. Each material Environmental Permit, is valid, subsisting and in good standing and neither the Corporation nor any such Subsidiary is in default or breach of any material Environmental Permit, and no proceeding is pending or, to the knowledge of the Corporation, threatened to revoke or limit any material Environmental Permit. No approval, consent or authorization of any aboriginal or native group is pending for the operation of the businesses carried on or proposed to be commenced by the Corporation or any of its Subsidiaries, including access to and the construction, commissioning and operation of the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and the Thacker Pass Project. Neither the Corporation nor any of its Subsidiaries has used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials, except where such use would not reasonably be expected to result in a Material Adverse Change. Neither the Corporation nor any of its Subsidiaries, including if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Law, and neither the Corporation nor any of its Subsidiaries, including if applicable, any predecessor companies, have settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or any Subsidiary, nor has the Corporation or any Subsidiary received notice of any of the same. Except as ordinarily or customarily required by applicable Environmental Permits, neither the Corporation nor any of its Subsidiaries has received any notice or Claim wherein it is alleged or stated that it is potentially responsible in a material amount for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. There are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or any of its Subsidiaries except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course;

(hh) in the Ordinary Course, the Corporation conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Corporation's attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(ii) neither the Corporation nor any of its Subsidiaries sponsors or maintains or has any obligation to make contributions to any "pension plan" (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or its Subsidiaries, as applicable (the "Employee Plans"), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(jj) other than fees to be paid to the Corporation's financial advisors in connection with the advisory services rendered by them in connection with the transactions contemplated by this Agreement as disclosed in Section 3.1(jj) of the Disclosure Letter, there is no broker, finder or other party or Person, that is entitled to receive from the Corporation any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement;

(kk) the Corporation does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act;

(ll) each of the Corporation and the Subsidiaries are insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Corporation and the Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any of the Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. Neither the Corporation nor the Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(mm) neither the Corporation nor any of the Subsidiaries nor any director, officer, or employee of the Corporation or any of the Subsidiaries, nor to the knowledge of the Corporation, any agent, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of the Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Corporation and the Subsidiaries and, to the knowledge of the Corporation, the Corporation's affiliates have conducted their respective businesses in compliance with the FCPA and CFPOA and have instituted and maintain (or are in the process of instituting and maintaining) policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(nn) the operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(oo) neither the Corporation, the Subsidiaries, directors, officers, or employees, nor, to the knowledge of the Corporation, after reasonable inquiry, any agent, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries is currently the subject or the target of any U.S. Sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom, or other relevant Sanctions Authority; nor is the Corporation or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, Russia and Syria; and the Corporation will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Corporation and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any sanctioned country;

(pp) neither the Corporation, nor any of its Subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of the Corporation, indirect owner of one percent (1%) or more interest in the Corporation as of the date of this Agreement, or any direct or, to the knowledge of the Corporation, indirect owner that may acquire five percent (5%) or more interest in the Corporation after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of the Corporation, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(qq) the Corporation is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;

(rr) except as disclosed in Section 3.1(rr) of the Disclosure Letter, there has been no material security breach or other material compromise of or relating to any of the Corporation or the Subsidiaries' information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") and (i) the Corporation and each of the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (ii) the Corporation and each of the Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change; and (iii) the Corporation and each of the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(ss) the Corporation and each of the Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation the Health Insurance Portability and Accountability Act of 1996, and the Corporation and the Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in material compliance with, the European Union General Data Protection Regulation ("GDPR") (EU 2016/679), to the extent the GDPR applies to the Corporation (collectively, the "Privacy Laws"). To ensure compliance with the Privacy Laws, the Corporation and each of the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (the "Policies"). The Corporation and each of the Subsidiaries have at all times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Corporation, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Corporation further certifies that neither it nor any of the Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except with respect to subsection (i), (ii) and (iii) as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(tt) the Corporation believes that it was a "passive foreign investment company" ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the "Code") for its tax year ended December 31, 2021, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for the tax year ended December 30, 2022 and for its current tax year and may be a PFIC in future tax years;

(uu) neither the Corporation nor any of the Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(vv) the Corporation is not, and will not be, either after receipt of payment for the Units or after the application of the proceeds therefrom, required to register as an "investment company" under the Investment Company Act of 1940, as amended;

(ww) there are no business relationships or related-party transactions involving the Corporation or any of its Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(xx) except as disclosed in Section 3.1(xx) of the Disclosure Letter, none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with the Corporation or the Subsidiaries;

(yy) the Subscription Receipts, at the Tranche 1 Closing, and the Purchased Shares and Warrants, at the Escrow Release Date, shall be duly authorized, validly issued, and with respect to such Purchased Shares, fully paid and non-assessable common shares of the Corporation and the provisions thereof shall conform in all material respects with their descriptions in this Agreement and the Subscription Receipt Agreement;

(zz) none of the outstanding Common Shares were issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. Other than the Convertible Notes, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of its Subsidiaries;

(aaa) the issue of the Subscription Receipts will not be subject to any pre-emptive right, rights of first refusal or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject;

(bbb) the Corporation has complied, or will comply, with all Applicable Laws in connection with the offer, sale and issuance of the Subscription Receipts. The Corporation has obtained or will obtain prior to Tranche 1 Closing all necessary approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Subscription Receipts as herein contemplated, including the conditional approvals of the TSX and the NYSE;

(ccc) the Corporation and its Subsidiaries have to their knowledge provided truthful and materially complete information to CFIUS and Canadian Governmental Authorities with respect to inquiries or requests that the Corporation or its Subsidiaries have received, including all Specified Matters;

(ddd) to the Corporation's knowledge, there are no undisclosed facts or circumstances which may constitute a Material Adverse Change; and

(eee) as of the date of this Agreement, neither the Corporation nor any of its Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in the Corporation's Thacker Pass Project or assets related thereto, (ii) acquisition of any of the voting equity interests of the Corporation through a primary issuance for cash proceeds, (iii) offtake or similar arrangement with respect to production at the Thacker Pass Project, (iv) tender offer or exchange offer by the Corporation that if consummated would result in any person or that person's affiliates beneficially acquiring any of the voting equity interests of the Corporation, (v) merger, consolidation, other business combination or similar transaction involving the Corporation or any of its Subsidiaries, pursuant to which such person would own any of the consolidated assets, net revenues or net income of the Corporation and its Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Corporation or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Corporation, in all cases of clauses (i)-(vi), where such transaction is to be entered into with any FEOC.

3.2 Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation as follows and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein:

(a) this Agreement has been duly authorized, executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors' rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement or undertaking to which the Investor is subject;

(b) the Investor has been duly incorporated and is validly existing as a limited liability company under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute and deliver the Agreement and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c) the Investor is subscribing for the Subscription Receipts as principal for its own account and not as agent for the benefit of any other Person (within the meaning of Securities Laws);

(d) the Investor is not a "bad actor" within the meaning of Rule 506(d) promulgated under the U.S. Securities Act;

(e) neither the Investor nor any of its Affiliates owns or controls, directly or indirectly any Common Shares;

(f) the Investor is acquiring the Purchased Shares for investment purposes only and has no current intention to sell or otherwise dispose of the Purchased Shares; and

(g) the Investor has not received or been provided with a prospectus or an offering memorandum (as such term is defined in the Securities Act (Ontario)).

3.3 Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees as follows:

(a) no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Subscription Receipts;

(b) the Subscription Receipts will be subject to a restricted period on resale prescribed by Section 2.5 of National Instrument 45-102 - Resale of Securities and the Investor Rights Agreement;

(c) the certificate representing the Purchased Shares, when issued, will bear or be bound by, a legend substantially in the form set out in Schedule A hereto, as well as any legends prescribed by the Securities Laws of Canada and the United States and the policies of the TSX and NYSE; and

(d) the Warrants, when issued, will bear or be bound by, a legend substantially in the form set out in the Warrant Certificate, as well as any legends prescribed by the Securities Laws of Canada and the United States and the policies of the TSX and NYSE.

ARTICLE 4

CONDITIONS PRECEDENT TO TRANCHE 1 CLOSING

4.1 Investor's Conditions Precedent to Tranche 1 Closing

The Investor's obligation under this Agreement to purchase the Subscription Receipts, shall be subject to the following conditions (which conditions may be waived by the Investor in its sole discretion):

(a) (i) the representations and warranties of the Corporation contained in Sections 3.1(a) (Due Authorization), 3.1(b) (Organization and Existence) and 3.1(f) (Subsidiaries) of this Agreement shall be true and correct in all respects as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Change, in all respects) as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(b) the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement required to be performed or complied with prior to the Tranche 1 Closing;

(c) the Investor shall have received at the Tranche 1 Closing a certificate from a senior officer of the Corporation (on the Corporation's behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 4.1(a) and 4.1(b);

(d) there shall be no issued Order, injunction, judgment or ruling filed, entered, issued, or imposed by any Governmental Entity reasonably expected to have the effect of enjoining, delaying, restricting, preventing, or making illegal the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions contemplated hereby or thereby are improper and no Applicable Law shall have been enacted or shall be deemed applicable to any of the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of any of such transactions illegal;

(e) no Material Adverse Change shall have occurred;

(f) the Common Shares shall continue to be listed for trading on the TSX and the NYSE as at the Tranche 1 Closing Date;

(g) the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

(h) the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Subscription Receipts and the issuance of Purchased Shares and Warrants on conversion of the Subscription Receipts as herein contemplated, including the conditional approval of the TSX and the authorization of the NYSE; and

(i) the Investor shall have received the closing deliveries set forth in Section 5.2.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Investor may elect not to complete the Tranche 1 Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2 Corporation's Conditions Precedent to Tranche 1 Closing

The Corporation's obligation under this Agreement to issue and sell the Subscription Receipts, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a) (i) the representations and warranties of the Investor contained in Sections 3.2(a) (Due Authorization) of this Agreement shall be true and correct in all respects as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Tranche 1 Closing Time, with the same force and effect as if made on and as at the Tranche 1 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b) the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement required to be performed or complied with prior to the Tranche 1 Closing;

(c) the Corporation shall have received a certificate from an officer of the Investor (on the Investor's behalf and without personal liability), in form and substance satisfactory to the Corporation, acting reasonably, confirming the conditions referred to in Sections 4.2(a) and 4.2(b);

(d) there shall be no issued Order, injunction, judgment or ruling filed, entered, issued, or imposed by any Governmental Entity reasonably expected to have the effect of enjoining, delaying, restricting, preventing, or making illegal the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions contemplated hereby or thereby are improper and no Applicable Law shall have been enacted or shall be deemed applicable to any of the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of any of such transactions illegal;

(e) the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Subscription Receipts as herein contemplated, including the conditional approval of the TSX and the authorization of the NYSE; and

(f) the Corporation shall have received the closing deliveries set forth in Section 5.3.

If any of the foregoing condition has not been fulfilled by the Tranche 1 Closing Date, the Corporation may elect not to complete the Tranche 1 Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 5

TRANCHE 1 CLOSING

5.1 Time and Place of Tranche 1 Closing

The closing of the subscription and issuance of the Subscription Receipts (the "Tranche 1 Closing") shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Tranche 1 Closing Time, or at such other place, date or time as agreed upon by the Investor and the Corporation.

5.2 Corporation's Tranche 1 Closing Deliveries

At or prior to the Tranche 1 Closing Time, the Corporation shall deliver to the Investor the following:

(a) a certificate of good standing of the Corporation dated within two (2) Business Days prior to the Tranche 1 Closing Date issued pursuant to the BCBCA;

(b) a certificate dated the date of Tranche 1 Closing addressed to the Investor and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation (in each case without personal liability) in form and content satisfactory to the Investor and counsel to the Investor (each acting reasonably), certifying with respect to:

(i) the currently effective constating documents of the Corporation;

(ii) the necessary corporate approvals of the Corporation for the offering of the Subscription Receipts and the other transactions contemplated by this Agreement; and

(iii) an incumbency and signatures of signing persons of authority and officers of the Corporation;

(c) a corporate law and Securities Law opinion from the Corporation's legal counsel, in a form satisfactory to the Investor, acting reasonably, as to certain matters relating to the Corporation, the distribution of the Subscription Receipts and the issuance of the Purchased Shares and the Warrant Certificates, an exemption to the registration requirements under Securities Laws and other related matters;

(d) evidence of the conditional approval of the TSX and the authorization of the NYSE with respect to the sale of the Subscription Receipts and the listing of the Purchased Shares (together with the Common Shares underlying the Warrants (the "Warrant Shares")) as herein contemplated;

(e) the Subscription Receipt Agreement duly executed by the Corporation;

(f) the Subscription Receipts, which shall be delivered on the Tranche 1 Closing Date as directed by Investor, by way of certificate representing the Subscription Receipts duly executed by the Corporation and registered in accordance with the instructions in Schedule B hereto, or as may be subsequently directed by the Investor in writing; and

(g) such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

5.3 Investor's Tranche 1 Closing Deliveries.

At or prior to the Tranche 1 Closing Time, the Investor shall deliver to the Corporation, the following:

(a) a completed Accredited Investor Status Certificate, in the form attached hereto as Schedule A and completed registration details as set forth in Schedule B;

(b) the Subscription Receipt Agreement duly executed by the Investor;

(c) the Tranche 1 Subscription Price by wire transfer of immediately available funds to an account designated by the Subscription Receipt Agent not less than two (2) Business Days prior to the Tranche 1 Closing Date; and

(d) such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

ARTICLE 6

COVENANTS

6.1 Actions to Satisfy Tranche 1 Closing Conditions

Each of the parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions for which they are responsible for performing, delivering or satisfying set forth in Article 4 and make all of their respective deliveries set forth in Article 5 prior to the Outside Date.

6.2 Actions to Satisfy Escrow Release Conditions

The Corporation shall take commercially reasonable efforts to seek satisfaction of the Escrow Release Conditions as soon as is reasonably practicable (and in any event not later than the Escrow Release Deadline) and provide written notice to the Investor that the Escrow Release Conditions have been met.

6.3 Consents, Approvals and Authorizations

(a) The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to this Agreement and the transactions contemplated hereby.

(b) The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the TSX or the NYSE in connection with the transactions contemplated by this Agreement. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c) Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the TSX and the NYSE. If the approval or authorization of either of the TSX and the NYSE is "conditional approval" subject to the making of customary deliveries to the TSX or the NYSE after the Tranche 1 Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSX or the approval letter of the NYSE, as applicable.

(d) Without limiting the generality of the foregoing, each of Corporation and Investor shall use its reasonable best efforts to (i) promptly file, or cause to be filed, any notification required to be made to any Governmental Entity pursuant to the applicable antitrust or competition laws of any jurisdiction regarding the transactions contemplated hereby; (ii) supply as promptly as practicable any additional information and documentary material that may be requested or required by such Governmental Entity; and (iii) take all commercially reasonable steps to cause the expiration or termination of any applicable waiting or review periods and obtain all requisite approvals and authorizations under any competition or antitrust law as necessary to consummate the transactions contemplated hereby. Each of Corporation and Investor (i) shall cooperate with the other party in connection with any filing or submission made pursuant to this section and keep the other party informed in all material respects of any material communication received by such party from, or given by such party to, any Governmental Entity regarding any filings contemplated hereby, (ii) provide the other party notice and an opportunity to participate in any oral communications with such Governmental Entity to the extent not prohibited by that Governmental Entity, and (iii) provide the other party the opportunity to review and comment on any substantive communications with such Governmental Entity and consider the other party's comments reasonably and in good faith.

(e) The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the transactions contemplated hereby, but excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction.

6.4 Ordinary Course of Business

(a) Except as contemplated or permitted by this Agreement, from the date hereof until the earlier of the Escrow Release Time and the termination of this Agreement, the Corporation and its Subsidiaries shall conduct its business in the Ordinary Course in material compliance with Applicable Laws, including using commercially reasonable efforts to maintain and preserve intact the current organization and business of the Corporation in all material respects, preserve and maintain all of its Permits, and preserve the rights, goodwill and relationships of counterparties of Material Contracts. Without limiting the foregoing, the Corporation covenants and agrees with the Investor the Corporation will not, from the date hereof and ending on the earlier of the Escrow Release Time and the termination of this Agreement, except with the prior written consent of the Investor, or as set forth in Section 6.4(a) of the Disclosure Letter:

(i) split, combine or reclassify any of the outstanding Common Shares;

(ii) redeem, purchase or offer to purchase any Common Shares or Convertible Notes;

(iii) amalgamate, merge or consolidate with any other Person;

(iv) perform any act or enter into any transaction or negotiation which might materially adversely interfere or be materially inconsistent with the consummation of the Tranche 1 Investment or the Tranche 2 Investment (which for greater certainty does not include a Change of Control);

(v) make or award any increases in salary, incentive compensation or other bonuses to executives of the Corporation or its Subsidiaries (other than in the Ordinary Course); or

(vi) agree or commit to do any of the foregoing.

6.5 Access to Information

Until the earlier of the Escrow Release Time and the termination of this Agreement, the Corporation shall:

(a) provide the Investor, its designees and its representatives with reasonable access, upon reasonable notice during normal business hours, to the Corporation's and its Subsidiaries' books and records and executive management so that the Investor may conduct reasonable inspections, investigations and audits relating to the Corporation and its Subsidiaries, including as to the internal accounting controls and operations of the Corporation and its Subsidiaries;

(b) deliver to the Investor, immediately following receipt thereof, a copy of any notice, letter, correspondence or other communication from any Governmental Entity or any Claim or filing involving the Corporation, in each case, in respect of the Corporation's potential, actual or alleged violation of any and all laws applicable to the business, affairs and operations of the Corporation and its Subsidiaries anywhere in the world, and any responses by the Corporation in respect thereto;

(c) for the quarter ended June 30, 2023 and subsequent reporting periods, deliver to the Investor, as promptly as practicable following the end of each fiscal quarter and fiscal year, an unaudited reconciliation of the Corporation's quarterly publicly issued financial statements with respect to such fiscal quarter and audited reconciliation of the Corporation's annually publicly issued financial statements with respect to such fiscal year to U.S. GAAP, if it was reasonably determined by the Investor in consultation with its auditor that this information is necessary for the Investor's financial reporting, accounting or tax purposes; and

(d) deliver to the Investor, as promptly as practicable, such information and documentation relating to the Corporation and its Affiliates as the Investor may reasonably request from the Corporation from time to time for purposes of complying with the Investor's U.S. tax reporting obligations with respect to its ownership of the Corporation.

6.6 Notice

Until the earlier of the Escrow Release Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a) cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate at any time from the date of this Agreement to Escrow Release Time; or

(b) result in the failure of the Corporation comply with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement.

6.7 Anti-bribery and Corruption Compliance

Until the earlier of the Escrow Release Time and the termination of this Agreement:

(a) the Corporation shall cause its employees, directors, officers, and to the best of its ability, agents, and any person acting on its behalf to comply, with applicable Anti-Corruption Laws;

(b) neither the Corporation, the Subsidiaries, nor any of its or their employees, directors, officers, or to the knowledge of the Corporation, any agents, or any person acting on its behalf shall:

(i) give, promise to give, or offer to give, any payment, loan, gift, donation, or anything else of value (including a facilitation payment) directly or indirectly, whether in cash or in kind, to or for the benefit of, any Government Official or any other Person while knowing or having reason to know that all or a portion of such money or thing of value will be offered, given, or promised, directly or indirectly, to any such Government Official or to any other Person for the purpose of: (A) improperly influencing any action or decision of any Government Official in their official capacity, including a decision to fail to perform official functions, (B) inducing any government official or other person to act in violation of their lawful duty, (C) securing any improper advantage or (D) persuading any Government Official or other person to use their influence with any Governmental Entity or any government-owned person to effect or influence any act or decision of such Governmental Entity or government-owned person; and

(ii) accept, receive, agree to accept, or authorize the acceptance of any contribution, payment, gift, entertainment, money, anything of value, or other advantage in violation of applicable Anti-Corruption Laws.

(c) the Corporation shall (and shall cause its Subsidiaries to) institute and maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, including records of payments to any third parties or Persons (including, without limitation, agents, consultants, representatives, and distributors) and Government Officials. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which the Corporation adopts an anti-corruption compliance policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation's adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Anti-Corruption Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Anti-Corruption Laws.

6.8 Trade and Sanctions Compliance

Until the earlier of the Escrow Release Time and the termination of this Agreement:

(a) the Corporation shall and shall cause its Subsidiaries and its and their respective employees, directors, officers, and to the best of its ability, its and their respective agents, and any person acting on its or their behalf to comply with all applicable Sanctions;

(b) neither the Corporation, nor any of its Subsidiaries or their respective directors, officers, or employees: (i) shall be a Sanctioned Person; or (ii) to the best knowledge of the Corporation, shall act under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(c) the Corporation shall, as soon as practicable (and in any event no later than January 1, 2024) institute and maintain a risk-based compliance program to ensure compliance with Sanctions by itself, its Subsidiaries' and each of their respective directors', officers', and employees', and any other Person acting on their respective behalf. The compliance program shall include risk-based policies, procedures, controls, training, monitoring, oversight and appropriate resourcing following guidance provided by OFAC, BIS and any other relevant Sanctions Authority. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation's adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Sanctions. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Sanctions; and

(d) the Corporation shall not, and shall cause its Subsidiaries and its and their respective employees, directors or officers not to conduct any business transaction or activity with a Sanctioned Person or Sanctioned Territory.

This Section 6.8 shall not be interpreted or applied in relation to the Corporation to the extent that the representations made under this Section 6.8 violate, or would result in a breach of the Foreign Extraterritorial Measures Act (Canada).

6.9 Anti-Money Laundering Compliance.

Until the earlier of the Escrow Release Time and the termination of this Agreement:

(a) the Corporation shall cause its employees, directors, officers, and to the best of its ability its agents, and any person acting on its behalf to comply with all applicable Anti-Money Laundering Laws; and

(b) the Corporation shall as soon as practicable (and in any event no later than January 1, 2024) institute and maintain policies and procedures designed to ensure compliance with any applicable Anti-Money Laundering Laws by itself, its Subsidiaries' and each of their respective directors', officers', and employees', and any other Person acting on their respective behalf's compliance with any applicable Anti-Money Laundering Laws. As soon as practicable after the date of this Agreement, and in any event within 30 days after the date on which the Corporation adopts such policy, the Corporation shall provide a copy of such policy to the Investor, together with the resolutions of the Board or other relevant official document evidencing the Corporation's adoption of such policy. Upon reasonable request, the Corporation agrees to provide responsive information to the Investor concerning its compliance with Anti-Money Laundering Laws. The Corporation shall promptly notify the Investor if the Corporation becomes aware of any material violation of Anti-Money Laundering Laws.

6.10 Foreign Investment Review

Until the earlier of the Escrow Release Time and the termination of this Agreement:

(a) prior to making, or accepting, any ownership investment after the date hereof, the Corporation shall, as applicable under the relevant laws and regulations, and unless the Investor has agreed otherwise, take such steps as are at that time available under the Investment Canada Act to obtain certainty prior to completion regarding the status of the investment under the national security review provisions of the Investment Canada Act;

(b) notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the Corporation and its Subsidiaries agree to cooperate with any inquiry by CFIUS or Canadian Governmental Authorities, with respect to the Corporation's business (or that of its Subsidiaries) or any past or new investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake, including by providing any information and documentary material lawfully required or requested by CFIUS or Canadian Governmental Authorities, after due discussion with CFIUS or Canadian Governmental Authorities. Without limiting the foregoing, following the conclusion of any applicable appeal or review process, the Corporation and its Subsidiaries shall take any and all actions to comply with any valid order, writ, judgment, ruling, assessment, injunction, decree, stipulation, determination, undertaking, commitment, mitigation measure, agreement, or award entered by or with CFIUS or any Canadian Governmental Entity with respect to any such investment the Corporation or its Subsidiaries have received or undertaken, or receive or undertake;

(c) the Corporation and its Subsidiaries shall promptly inform the Investor of any such inquiry, and keep Investor reasonably informed regarding the existence of, and efforts to address and resolve, any action, investigation, review, or inquiry of any kind, including but not limited to formal, informal, written, or oral, involving the Corporation or its Subsidiaries relating to any developments in any regulatory process resulting from such inquiry;

(d) in the event that, CFIUS requests that the Corporation or its Subsidiaries submit a joint voluntary notice ("Joint Notice") with respect to any previous investment they have received, the Corporation shall promptly inform the Investor, consult with the Investor regarding responding to CFIUS, and prepare and submit a Joint Notice to CFIUS, or take other necessary and appropriate action to respond to such request;

(e) in the event that CFIUS initiates a unilateral review of any previous investment the Corporation or its Subsidiaries have received, the Corporation shall promptly inform the Investor, consult with the Investor in connection with responding to such action by CFIUS, and take necessary and appropriate action in order to resolve CFIUS concerns;

(f) as applicable under relevant law, the Corporation and its Subsidiaries shall provide or cause to be provided commercially reasonable assurances or agreements as required by CFIUS or the President of the United States, or the applicable Minister under the Investment Canada Act, including entering into a mitigation agreement, letter of assurance, national security agreement, or other similar arrangement or agreement; provided however, that such assurance or agreement does not have a material adverse effect on the Corporation or its Subsidiaries;

(g) the Corporation and its Subsidiaries shall provide, to the best of its and their knowledge, truthful and materially complete information to CFIUS and Canadian Governmental Authorities with respect to inquiries or requests that the Corporation or its Subsidiaries have received or may receive, as applicable; and

(h) the Corporation and its Subsidiaries shall promptly advise the Investor of the receipt of any communication from CFIUS or a Canadian Governmental Entity relating to the Investor, shall consult with the Investor prior to communicating with CFIUS or a Canadian Governmental Entity relating to the Investor, and shall obtain the Investor's consent before providing any information specifically related to the Investor to CFIUS or a Canadian Governmental Entity.

6.11 Separation Transaction

In no event shall the Corporation consummate the Separation Transaction at any time prior to the Escrow Release Time.

ARTICLE 7

POST-TRANCHE 1 COVENANTS

7.1 GM Transaction Shareholder Meeting

Subject to the terms of this Agreement, the Corporation shall:

(a) in conjunction with or prior to holding its next annual general meeting of Corporation Shareholders or the meeting of the Corporation Shareholders to approve the Separation Transaction, convene and conduct the GM Transaction Shareholder Meeting in accordance with the Corporation's constating documents and Applicable Laws;

(b) not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the GM Transaction Shareholder Meeting except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Applicable Law, by a Governmental Entity or by a valid shareholder action; and

(c) promptly advise the Investor as frequently as the Investor may reasonably request as to the aggregate tally of the proxies received by the Corporation in respect of the GM Transaction Resolutions.

7.2 Circular for GM Transaction Shareholder Meeting

(a) The Corporation shall, in connection with the GM Transaction Shareholder Meeting: (i) prepare the Circular together with any other documents required by Applicable Laws, (ii) file the Circular in all jurisdictions where the same is required to be filed and (iii) mail the Circular as required under Applicable Laws.

(b) The Corporation shall ensure that the Circular (i) complies in all material respects with all Applicable Laws and contains sufficient detail to permit the Corporation Shareholders to form a reasoned judgment concerning the matters to be placed before them in respect of the GM Transaction Resolutions, and, without limiting the generality of the foregoing, shall ensure that the Circular will not contain any misrepresentation; and (ii) contains a statement that the Board after consulting with outside legal and financial advisors, has unanimously determined that the GM Transaction Resolutions are in the best interests of the Corporation, and unanimously recommends that the Corporation's Shareholders vote in favour of the GM Transaction Resolutions, and that each of the directors and senior officers of the Corporation have agreed to vote their shares in favour of the GM Transaction Resolutions.

(c) The Investor shall provide the Corporation, on a timely basis, with all information regarding the Investor and its Affiliates as required by Applicable Laws for inclusion in the Circular and in any amendments or supplements to the Circular. The Investor shall ensure that such information does not contain any misrepresentation concerning the Investor or its Affiliates.

(d) The Investor and its legal counsel shall be given a reasonable opportunity to review and comment on the draft Circular prior to the Circular being printed and filed with any Governmental Entity, and the Corporation shall give reasonable consideration to any comments made by the Investor and its legal counsel. The Corporation shall provide the Investor with final copies of the Circular prior to the mailing to the Corporation Shareholders.

(e) The Corporation and the Investor shall each promptly notify the other if at any time before the GM Transaction Shareholder Meeting either becomes aware that the Circular contains a misrepresentation as it relates to the GM Transaction Resolutions, or otherwise requires an amendment or supplement, and the parties shall co-operate in the preparation of any amendment or supplement to the Circular as required or appropriate, and the Corporation shall promptly mail or otherwise publicly disseminate any such amendment or supplement to the Circular to the Corporation Shareholders and, if required by Applicable Laws, file the same with any Governmental Entity and as otherwise required.

7.3 Separation Transaction

The Investor acknowledges and agrees that Corporation may undertake the Separation Transaction at any time in its discretion following the Escrow Release Date until the Separation Outside Date, and that the parties intend for the investments of the Investor in either the Corporation or SpinCo as described herein to occur irrespective of whether the Separation Transaction will occur. The Corporation further covenants and agrees that it will cause SpinCo to be the entity that holds the Thacker Pass Project as the separate business in connection with any Separation Transaction. If the Corporation has not completed the Separation Transaction by the Separation Outside Date, the Corporation agrees to not proceed with any Separation Transaction without the Investor's prior written consent.

7.4 Separation Transaction Adjustments

At the same time as the completion of the Separation Transaction the Offtake Agreement will be assigned to SpinCo and forthwith upon completion of the Separation Transaction:

(a) the Investor and SpinCo will enter into a subscription agreement on the same terms as the Tranche 2 Subscription Agreement as amended on the mutual agreement of the parties to reflect SpinCo as the issuer;

(b) SpinCo will issue to the Investor the SpinCo Warrants;

(c) SpinCo and the Investor will enter into a new investor rights agreement in accordance with the Investors Rights Agreement; and

(d) SpinCo shall become a party to this Agreement by executing a joinder to this Agreement as more particularly described in Section 10.8.

7.5 Use of Proceeds

The Corporation shall use the Tranche 1 Subscription Price in respect of development and construction activities relating to the Thacker Pass Project. For the avoidance of doubt, in no event would the Corporation use the Tranche 1 Subscription Price to pay any dividends on the Common Shares, effect any buybacks of Common Shares or repay outstanding debt obligations including the Convertible Notes.

ARTICLE 8

BALANCE OF FUNDING COMMITMENT

8.1 Balance of Funding Commitment

The parties acknowledge and agree that:

(a) it is their mutual intention that the investments of the Investor with the Corporation and/or SpinCo will amount to US$650,000,000 in the aggregate (the "Funding Commitment Amount"). To the extent that after giving effect to the Tranche 1 Investment and the Tranche 2 Investment (or the exercise of the Warrant Certificate) the aggregate funding does not amount to US$650,000,000, the parties shall use reasonable commercial efforts to identify, negotiate and settle on arm's length commercial terms, one or more additional investments in the Corporation (if the Separation Transaction has not occurred) or in SpinCo (if the Separation Transaction has occurred) that will result in the Investor's total investment amounting to the Funding Commitment Amount, which may include, by way of example, an obligation of the Investor to advance funds under an unsecured convertible loan agreement or an advance that represents pre-payment for delivery of offtake from the Thacker Pass Project pursuant to an unsecured pre-paid offtake agreement; and

(b) in the event that the parties, after negotiating in good faith in accordance with Section 8.1(a), do not reach an agreement as to such additional investments in the Corporation (if the Separation Transaction has not occurred) or in SpinCo (if the Separation Transaction has occurred), then

(i) if the failure to achieve the Funding Commitment Amount arises as a result of the limitation set forth in Section 2.2(b)(i) of the Tranche 2 Subscription Agreement (or in the corresponding provision of the SpinCo Subscription Agreement) and the Investor is not willing to waive such limitation, then the modification to offtake entitlement under Section 1.1 of the Offtake Agreement will apply; or

(ii) if the failure to achieve the Funding Commitment Amount arises as a result of the limitation set forth in Section 2.2(b)(ii) of the Tranche 2 Subscription Agreement (or in the corresponding provision of the SpinCo Subscription Agreement) and the Corporation, or SpinCo, as the case may be, is not willing to waive such limitation, then the modification to offtake entitlement under Section 1.1 of the Offtake Agreement will not apply.

ARTICLE 9

TERMINATION

9.1 Termination

This Agreement shall terminate upon:

(a) the date on which this Agreement is terminated by the mutual consent of the parties;

(b) written notice by either party to the other in the event the Tranche 1 Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Tranche 1 Closing to occur by such date;

(c) by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(d) by the Investor, if Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1 and (ii) (A) if capable of being cured, has not been cured by the Corporation by the earlier of the Outside Date and the date that is thirty (30) days after the Corporation's receipt of written notice from the Investor stating the Investor's intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination or (B) is incapable of being cured; or

(e) by the Corporation, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2 and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of the Outside Date and the date that is thirty (30) days after the Investor's receipt of written notice from the Corporation stating the Corporation's intention to terminate this Agreement pursuant to this Section 9.1(e) and the basis for such termination or (B) is incapable of being cured; or

(f) the date on which this Agreement is terminated by written notice of the Investor on the dissolution or bankruptcy of the Corporation or the making by the Corporation of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation under the Companies Creditors' Arrangement Act (Canada) or any similar legislation of any jurisdiction.

9.2 Effect of Termination

In the event of the termination of this Agreement as provided in this Article 9, this Agreement shall become void and of no further force or effect without liability of any party (or any Corporation, SpinCo or Investor shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to in connection with this Agreement, except that no such termination shall relieve any party from liability for damages to another party resulting from a willful and material breach of this Agreement prior to the date of termination.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnification by the Corporation

(a) Subject to Section 10.8, the Corporation shall indemnify and save harmless the Investor and each of its directors, officers and employees (collectively referred to as the "Investor Indemnified Parties") from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i) any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement as of the date of the Tranche 1 Closing Time or the Escrow Release Time, with the same force and effect as if made on and as at the date of the Tranche 1 Closing Time or the Escrow Release Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b) The Corporation's obligations under Section 10.1(a) shall be subject to the following limitations:

(i) the Survival Date, in accordance with Section 10.5;

(ii) the Corporation's total liability shall be limited to the extent provided under Section 10.8;

(iii) the Corporation shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology;

(iv) the Corporation shall not be liable for any amount under this Article 10 to the extent an Investor Indemnified Party has made a claim of indemnity under the Tranche 2 Subscription Agreement and no provision of this Agreement shall be construed to provide an indemnity or other recovery for any costs, damages, or other amounts for which an Investor Indemnified Party has been fully compensated under any other provision of this Agreement or under any other agreement or action at law or equity.

10.2 Indemnification by the Investor

(a) The Investor shall indemnify and save harmless the Corporation and its directors, officers and employees (collectively referred to as the "Corporation Indemnified Parties") from and against any Losses which may be made or brought against the Corporation Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i) any non-fulfilment or breach of any covenant or agreement on the part of the Investor contained in this Agreement; or

(ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Investor contained in this Agreement as of the date of the Tranche 1 Closing Time or the Escrow Release Time, with the same force and effect as if made on and as at the date of the Tranche 1 Closing Time or the Escrow Release Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b) The Investor's obligations under Section 10.2(a) shall be subject to the Survival Date, in accordance with Section 10.5.

10.3 Indemnification Procedure

(a) Promptly, and in any event within 20 days, after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a Claim in respect thereof is to be made against any Indemnifying Party, notify the Indemnifying Party of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a "Third Party") against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is actually and materially prejudiced by such failure to so notify.

(b) With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such sixty-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the sixty-day period (or any mutually agreed upon extension thereof) the parties cannot agree to the validity and amount of such Claim, the Indemnified Party and the appropriate Indemnifying Party shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 11.6) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c) With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Indemnifying Party under Section 10.3(a), the Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 10.3(a), to assume the control, defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms of this Article.

(d) Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 10.3(a), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(e) The final determination of any Claim pursuant to this Section, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(f) If the Indemnifying Party does not assume control of a Claim as permitted in Section 10.3(a), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such claim without the consent of the Indemnifying Party.

(g) Notwithstanding anything to the contrary in this Section 10.3, the indemnity obligations in this Article 10 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Indemnified Party may be subject were caused solely by the negligence, fraud or wilful misconduct of the Indemnified Party.

(h) Except for any Claims arising from negligence, fraud or wilful misconduct of the Indemnifying Party, the rights to indemnification set forth in this Article 10 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision, tort or common law) in respect of:

(i) any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement.

(i) An Indemnified Party shall not be entitled to double recovery for any loss even though such loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

10.4 Contribution

If the indemnification provided for in this Article 10 is held by a court of competent jurisdiction to be unavailable to a Indemnified Party with respect to any Losses referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with matters that resulted in such Loss, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

10.5 Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Subscription Receipts and shall continue in full force and effect for a period ending on the date that is twelve (12) months following the Escrow Release Date, notwithstanding any subsequent disposition by the Investor of the Subscription Receipts or any termination of this Agreement; provided, however, that the representations and warranties of the Corporation set forth in Sections 3.1(a) (Due Authorization), 3.1(b) (Organization and Existence), 3.1(c) (Non-Contravention), 3.1(d) (No Violation) and 3.1(f) (Subsidiaries) of this Agreement and the representations of the Investor set forth in Section 3.2(a) (Due Authorization) of this Agreement shall survive indefinitely (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the "Survival Date"). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 10 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Indemnifying Party on or prior to the Survival Date.

10.6 Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss, then the Indemnifying Party shall not be required to indemnify any Indemnifying Party for the Loss that could have been avoided if the Indemnified Party had made such efforts.

10.7 Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 10, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 10 and the Corporation is acting on its own behalf and as agent for the other Corporation Indemnified Parties referred to in this Article 10. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of the Corporation under this Article 10 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties, and the Corporation shall act as trustee for such Corporation Indemnified Parties of the covenants of the Investor under this Article 10 with respect to such Corporation Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Corporation Indemnified Parties.

10.8 Effect of Separation Transaction

Upon completion of the Separation Transaction, SpinCo shall become a party to this Agreement by executing a joinder to this Agreement pursuant to Section 7.4 and the Corporation's liability thereafter will be (subject to the limits on liability set out in this Article 10) limited to amounts that have not been satisfied by execution against SpinCo by the Investor. Prior to being entitled to making any claim against the Corporation, the Investor will be required to exhaust its recourse against SpinCo in accordance with Applicable Law. All obligations of SpinCo hereunder will cease (except to the extent a claim has been made against it by the Investor) on the date that falls twelve (12) months following the Escrow Release Date.

ARTICLE 11

GENERAL PROVISIONS

11.1 Expenses

Each party shall bear its own fees and expenses incurred in connection with this Agreement.

11.2 Time of the Essence

Time shall be of the essence of this Agreement.

11.3 Further Acts

Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties may reasonably require from time to time for the purpose of giving effect to this Agreement.

11.4 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

11.5 Governing Law

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

11.6 Dispute Resolution by Binding Arbitration

Any dispute, controversy, or claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three (3) arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedures in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one (1) arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be Toronto, Canada and it shall be conducted in the English language. Notwithstanding Section 11.5, the arbitration and this agreement to arbitrate shall be governed by Ontario's International Commercial Arbitration Act, 2017, S.O. 2017, c. 2, Sched. 5. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. Notwithstanding the foregoing, in the event either party seeks injunctive relief, they may seek to have that dispute determined by the Ontario Superior Court of Justice or any other court of competent jurisdiction.

11.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

11.8 Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

11.9 Notices

Any notice or other communication to be given hereunder shall be in writing and shall, in the case of notice to the Investor, be addressed to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: John Stapleton, Vice President,

Global Financial Strategy and FP&A

Email:                                           Redacted - Personal Information

with copies to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Lead Counsel, Corporate Development & Global M&A

Email:                                                                       Redacted - Personal Information

Mayer Brown LLP

Two Palo Alto Square, #300

3000 El Camino Real

Palo Alto, California

USA 94306

Attention: Nina Flax and Peter Wolf

Email:                                                                                                     Redacted - Personal Information

and in the case of notice to the Corporation shall be addressed to:

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada V6C 1E5

Attention: Jonathan Evans, President & Chief Executive Officer

Email:                                                               Redacted - Personal Information

with copies to (which shall not constitute notice):

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada V6C 1E5

Attention: Director, Legal Affairs and Corporate Secretary

Email:                                               Redacted - Personal Information

Cassels Brock & Blackwell LLP

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8 Canada

Attention: David Redford

Email:                                      Redacted - Personal Information

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m., be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 11.9.

11.10 Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

11.11 Assignment; No Third-Party Beneficiaries

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to any Affiliate of the Investor that is "related" to the Investor (as defined in the Income Tax Act (Canada)) at the time of the assignment and transfer until the Transfer Restrictions no longer apply; provided that no such assignment shall relieve the Investor of any of its obligations hereunder and provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Agreement. Except as provided in Article 10 with respect to indemnification, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.12 Public Notices/Press Releases

The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each party's announcement shall be approved by the other party in advance, acting reasonably.

No party shall:

(a) issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(b) make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other party; provided, however, that, this Section 11.12 shall be subject to each party's overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or its Affiliates without the Investor's prior written consent, in its sole discretion.

11.13 Public Disclosure

During the period from the date of this Agreement to the Escrow Release Time, the Corporation shall provide prior notice to the Investor of any public disclosure that it proposes to make which includes the name of the Investor or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor or any of its Affiliates without the Investor's prior written consent, in its sole discretion.

11.14 Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

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IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

LITHIUM AMERICAS CORP.

Per:	(signed) Jonathan Evans
Name: Jonathan Evans

Title: President & Chief Executive Officer

GENERAL MOTORS HOLDINGS LLC

Per:	(signed) John Stapleton
Name: John Stapleton

Title: Vice President, Global Financial Strategy and FP&A

[Signature page to Master Purchase Agreement]

SCHEDULE A

U.S. ACCREDITED INVESTOR STATUS CERTIFICATE

In addition to the representations, warranties, acknowledgments and agreements contained in the master purchase agreement (the "subscription") to which this U.S. Accredited Investor Status Certificate ("Certificate") is attached, the Investor hereby represents, warrants and certifies to the Corporation that the Investor is purchasing the securities set out in the subscription as principal, that the Investor is a resident of the jurisdiction of its disclosed address set out in the subscription and:

1. The Investor hereby represents, warrants, acknowledges and agrees to and with the Corporation that the Investor:

(a) is a U.S. Person resident of the jurisdiction of its disclosed address set out in the subscription;

(b) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions detailed in the subscription and it is able to bear the economic risk of loss arising from such transactions;

(c) is acquiring the Subscription Receipts, Units, Purchased Shares, Warrants, or Warrant Shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Subscription Receipts, Units, Purchased Shares, Warrants, or Warrant Shares in violation of the United States securities laws and, in particular, it has no intention to distribute either directly or indirectly any of the Subscription Receipts, Units, Purchased Shares, Warrants, or Warrant Shares in the United States or to U.S. Persons; provided, however, that the Investor may sell or otherwise dispose of any of the Subscription Receipts, Units, Purchased Shares, Warrants, or Warrant Shares pursuant to registration thereof under the U.S. Securities Act, and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(d) is not acquiring the Subscription Receipts, Units, Purchased Shares, Warrants, or Warrant Shares as a result of any form of general solicitation or general advertising, as such terms are defined for purposes of Regulation D under the U.S. Securities Act, including without limitation any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over radio or television or other form of telecommunications, or published or broadcast by means of the Internet or any other form of electronic display, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e) understands the offer and sale of the Subscription Receipts, Units, Purchased Shares, Warrants, or Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and applicable State securities laws;

(f) satisfies one or more of the categories indicated below (check appropriate box):

☐ Category 1: An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the Subscription Receipts offered, with total assets in excess of $5,000,000;

☐ Category 2: A natural person whose individual net worth, or joint net worth with that person's spouse, on the date of purchase exceeds $1,000,000 excluding the value of the primary residence of that person;

Note: For purposes of calculating "net worth" under this paragraph:

(i) The person's primary residence shall not be included as an asset;

(ii) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(iii) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

☐ Category 3: A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Category 4: A bank as defined under Section (3)(a)(2) of the U.S. Securities Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (United States); an insurance company as defined in Section 2(13) of the U.S. Securities Act; an investment company registered under the United States Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the United States Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if the plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States) if investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐ Category 5: A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

☐ Category 6: A director or executive officer of the Corporation;

☐ Category 7: A trust that (a) has total assets in excess of $5,000,000, (b) was not formed for the specific purpose of acquiring the Subscription Receipts and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Subscription Receipts as described in Rule 506(b)(2)(ii) under the U.S. Securities Act;

☐ Category 8: An entity in which all of the equity owners are accredited investors;

☐ Category 9: Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of US$5,000,000;

☐ Category 10: Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ Category 11: A natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status;

☐ Category 12: A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

☐ Category 13: A "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of US$5,000,000, (ii) that was not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐ Category 14: A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

2. The Investor acknowledges and agrees that:

(a) the Investor will not engage in any directed selling efforts (as defined in Rule 902 promulgated under the U.S. Securities Act) in connection with the resale of any of the Subscription Receipts, Units, Warrants, Purchased Shares or Warrant Shares pursuant to Rule 904 promulgated under the U.S. Securities Act; provided, however, that the Investor may sell or otherwise dispose of any of the Subscription Receipts, Units, Warrants, Purchased Shares or Warrant Shares pursuant to registration thereof under the U.S. Securities Act and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(b) if the Investor decides to offer, sell or otherwise transfer any of the Subscription Receipts, Units, Purchased Shares, Warrants, Warrant Shares it will not offer, sell or otherwise transfer any of such securities, directly or indirectly, unless:

(i) the sale is to the Corporation;

(ii) the sale is made pursuant to the registration requirments under the U.S. Securities Act;

(iii) the sale is made pursuant to the requirements of Rule 904 promulgated under the U.S. Securities Act;

(iv) the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder if available and in accordance with any applicable State securities laws; or

(v) the Subscription Receipts, Units, Purchased Shares, Warrants, Warrant Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable State securities law, and it has prior to such sale furnished to the Corporation an opinion of counsel reasonably satisfactory to the Corporation;

(c) upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable State securities laws, the certificates or ownership statements (including any confirmation under the Direct Registration System (DRS) maintained by the Corporation, its transfer agent or the warrant agent, if and as applicable) representing any of the Subscription Receipts, Units, Purchased Shares, Warrants, Warrant Shares will bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY [for Subscription Receipts/Warrants add: AND THE SECURITIES ISSUABLE PURSUANT HERETO / UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

and provided that if any of the Subscription Receipts, Units, Purchased Shares, Warrants, Warrant Shares are being sold by the Investor in an off-shore transaction and in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing such evidence as the Corporation or its transfer agent may from time to time reasonably prescribe (which may include an opinion of counsel reasonably satisfactory to the Corporation and its transfer agent), to the effect that the sale of the Subscription Receipts, Units, Purchased Shares, Warrants, Warrant Shares is being made in compliance with Rule 904 of Regulation S;

and provided further, that if any of the Subscription Receipts, Units, Purchased Shares, Warrants, Warrant Shares are being sold pursuant to Rule 144 of the U.S. Securities Act and in compliance with any applicable State securities laws, the legend may be removed by delivery to the Corporation's transfer agent of an opinion reasonably satisfactory to the Corporation and its transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and State securities laws;

(d) the Corporation may make a notation on its records or instruct the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein and the subscription;

(e) the Investor understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(f) the Investor understands that the Subscription Receipts, Units, Purchased Shares, Warrants and Warrant Shares are "restricted securities" under applicable federal securities laws and that the U.S. Securities Act and the rules of the Securities and Exchange Commission (the "SEC") provide in substance that the Investor may dispose of the Subscription Receipts, Units, Purchased Shares, Warrants and Warrant Shares only pursuant to an effective registration statement under the U.S. Securities Act or an exemption therefrom, and, other than as set out herein or in the Investor Rights Agreement, the Investor understands that the Corporation has no obligation to register the offer or sale of any of the Subscription Receipts, Units, Warrants, Warrant Shares or the Purchased Shares or to take action so as to permit sales pursuant to the U.S. Securities Act (including Rule 144 thereunder). Accordingly, the Investor understands that absent registration, under the rules of the SEC, the Investor may be required to hold the Purchased Shares, Units, Warrants, Warrant Shares indefinitely or to transfer the Purchased Shares, Units, Warrants, Warrant Shares in the United States or to U.S. Persons in "private placements" which are exempt from registration under the U.S. Securities Act, in which event the transferee may acquire "restricted securities" subject to the same limitations as in the hands of the Investor. As a consequence, the Investor understands that it must bear the economic risks of the investment in the Subscription Receipts, Purchased Shares, Units, Warrants, and Warrant Shares for an indefinite period of time.

(g) the Investor understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" (as defined in Rule 902(e) of Regulation S);

(h) the Investor understands and agrees that there may be material tax consequences to the Investor of an acquisition, disposition or exercise of any of the Subscription Receipts, Units, Purchased Shares, Warrants or Warrant Shares and the Corporation gives no opinion and makes no representation with respect to the tax consequences to the Investor under United States, state, local or foreign tax law of the Investor's acquisition or disposition of such Units, and in particular, no determination has been made whether the Corporation will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code (the "Code"), provided, however, the Corporation agrees that it shall provide to the Investor, upon written request, all of the information that would be required for United States income tax reporting purposes by a United States security holder making an election to treat the Corporation as a "qualified electing fund" for the purposes of the Code, should the Corporation determine that the Corporation is a PFIC in any calendar year following the Investor's purchase of the Subscription Receipts; and

(i) the funds representing the Tranche 1 Subscription Price which will be advanced by the Investor to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "PATRIOT Act") and the Investor acknowledges that the Corporation may in the future be required by law to disclose the Investor's name and other information relating to the subscription and the Investor's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and that no portion of the Tranche 1 Subscription Price to be provided by the Investor (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Investor, and it shall promptly notify the Corporation if the Investor discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

* * * * * * *

The representations, warranties, statements and certification made in this Certificate are true and accurate as of the date of this Certificate.

Capitalized terms not specifically defined in this Certificate have the meaning ascribed to them in the subscription to which this Certificate is attached.

The Investor acknowledges and agrees that the Corporation will and can rely on this Certificate in connection with the Investor's subscription.

IN WITNESS, the undersigned has executed this Certificate as of the ____ day of _________, 2023.

GENERAL MOTORS HOLDINGS LLC

Per:
Name: John Stapleton

Title: Vice President, Global Financial Strategy and FP&A

SCHEDULE B

REGISTRATION INSTRUCTIONS

Redacted - Personal Information

SCHEDULE C

WARRANT CERTIFICATE

(See Attached)

SCHEDULE C - FORM OF WARRANT CERTIFICATE

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [●], 2023.

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ONLY PRIOR TO 5:00 P.M., VANCOUVER TIME, ON THE EXPIRATION DATE, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

[●], 2023

COMMON SHARE PURCHASE WARRANT CERTIFICATE

To Purchase 11,890,848 Common Shares of LITHIUM AMERICAS CORP.

Warrant Certificate No. [●]	Certificate for 11,890,848 Warrants, each entitling the holder to acquire one (1) Common Share (as hereinafter defined and subject to adjustment as set out herein).

THIS IS TO CERTIFY THAT, FOR VALUE RECEIVED, GENERAL MOTORS HOLDINGS LLC, 300 Renaissance Center, Detroit, Michigan, USA, 48265-3000 (the "Holder"), or its permitted assigns, is entitled, during the Exercise Period (as hereinafter defined), to purchase from Lithium Americas Corp., a corporation organized and existing under the laws of the province of British Columbia (the "Corporation" or the "Issuer"), the Warrant Shares (as hereinafter defined and subject to adjustment as set out herein), at the then Current Warrant Price for each Warrant (as hereinafter defined) exercised for aggregate proceeds of US$329,852,123.52 (subject to the Maximimum Issuance Limitation (as hereinafter defined) and Section 8.1 of the Master Purchase Agreement), all on and subject to the terms and conditions hereinafter set forth.

The Corporation shall treat the Holder as the absolute owner of this Warrant Certificate for all purposes and the Corporation shall not be affected by any notice or knowledge to the contrary. The Holder shall be entitled to the rights evidenced by this Warrant Certificate and the receipt by the Holder of the Warrant Shares issuable upon exercise hereof shall be a good discharge to the Corporation and the Corporation shall not be bound to inquire into the title of the Holder.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Warrant Shares at any time after the Expiration Date, and from and after the Expiration Date these Warrants and all rights hereunder shall be void and of no value.

1. Definitions. As used in this Warrant Certificate, the following terms have the respective meanings set forth below:

"Affiliate" means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person;

"Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the City of New York or the City of Detroit and (b) a day on which banks are generally closed in the Province of British Columbia, the City of New York or the City of Detroit;

"Change of Control" has the meaning ascribed to such term in the Master Purchase Agreement;

"Change of Control Notice" means a notice of a potential Change of Control; "Closing Date" means [●], 2023;1

"Common Shares" means common shares in the capital of the Corporation;

"Common Shares Deemed Outstanding" means, at any given time, the sum of (a) the number of shares of Common Shares actually outstanding at such time, plus (b) the number of shares of Common Shares issuable upon exercise, conversion or exchange of Convertible Securities actually outstanding at such time (treating as actually outstanding any Convertible Securities issuable upon exercise of options actually outstanding at such time), in each case, regardless of whether the Convertible Securities are actually exercisable at such time; provided, that Common Shares Deemed Outstanding at any given time shall not include shares owned or held by or for the account of the Corporation or any of its wholly-owned subsidiaries;

______________________________
1 Date to be the date of the Escrow Release Date.

"Convertible Securities" means securities (including options) that are exchangeable, convertible or exercisable into Common Shares;

"Corporation" means Lithium Americas Corp., a corporation incorporated under the laws of the Province of British Columbia and its successors and permitted assigns;

"Current Market Price" means of the Common Shares (or SpinCo Shares, as applicable) at any date means the price per share equal to the volume weighted average trading price of the Common Shares (or SpinCo Shares, as applicable) on the NYSE during the five (5) consecutive trading days ending before such date or, if the Common Shares (or SpinCo Shares, as applicable) are not then listed on the NYSE, the TSX during the five (5) consecutive trading days ending before such date; in each case as reported by Bloomberg Finance L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average trading price is unavailable, the market price of one Common Share or SpinCo Share, as applicable, on each such trading day). The "volume-weighted average trading price" shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours;

"Current Warrant Price" means, in respect of a Warrant Share at any date herein specified, the price at which a Warrant Share may be purchased pursuant to this Warrant Certificate on such date. Unless the Current Warrant Price is adjusted pursuant to the terms herein (including in connection with the consummation of the Separation Transaction as set out herein), the Current Warrant Price shall be US$27.74 per Warrant Share;

"Deemed Exercise Event" has the meaning ascribed to such term in Section 2.2(a);

"Exercise Period" means the period during which the Warrants are exercisable pursuant to Section 2.1;

"Expiration Date" means the earlier of (i) [insert the date following 36 months from the Closing Date], and (ii) the Mandatory Cancellation Date;

"GM Transaction Resolutions" has the meaning ascribed to such term in the Master Purchase Agreement;

"GM Transaction Shareholder Meeting" has the meaning ascribed to such term in the Master Purchase Agreement;

"Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

"Holder" has the meaning ascribed thereto on page 1 hereof;

"Investor Rights Agreement" has the meaning ascribed thereto in the Master Purchase Agreement;

"Mandatory Cancellation Date" has the meaning ascribed thereto in Section 4.10;

"Master Purchase Agreement" means the master purchase agreement between the Holder and the Corporation dated as of January 30, 2023;

"Maximum Issuance Limitation" has the meaning ascribed thereto in Section 2.4;

"NYSE" means the New York Stock Exchange;

"Other Exchange" means any other recognized North American stock exchange or quotation system;

"Other Property" has the meaning set forth in Section 4.5;

"Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

"Relative SpinCo Value Ratio" has the meaning ascribed to such term in the Tranche 2 Subscription Agreement;

"Securities Laws" means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSX, the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

"Separation Transaction" has the meaning ascribed to such term in the Master Purchase Agreement;

"Separation Outside Date" has the meaning ascribed to such term in the Master Purchase Agreement;

"Share Pricing Resolution" means GM Transaction Resolution pertaining to the price at which Common Shares, or SpinCo Shares, will be issued pursuant to the Tranche 2 Subscription Agreement or the SpinCo Subscription Agreement, as applicable;

"SpinCo" means 1397468 B.C. Ltd.;

"SpinCo Shares" means common shares in the capital of SpinCo;

"SpinCo Subscription Agreement" has the meaning ascribed to such term in the Tranche 2 Subscription Agreement;

"Tranche 2 Holder Closing Documentation" means the deliverables set out in Section 5.3 of the Tranche 2 Subscription Agreement;

"Tranche 2 Investment" has the meaning ascribed to such term in the Master Purchase Agreement;

"Tranche 2 Issuer Closing Documentation" means the deliverables set out in Section 5.2 of the Tranche 2 Subscription Agreement;

"Tranche 2 Subscription Agreement" means the Subscription Agreement between the Holder and the Corporation dated as of [●], 2023;

"Transfer" means any permitted disposition of any Warrant or of any interest therein but, for greater certainty, does not include the exercise of the Warrants;

"Transfer Restrictions" means the transfer restrictions contained in Section 5.3 of the Investor Rights Agreement;

"TSX" means the Toronto Stock Exchange;

"Warrant Certificate" means a certificate issued by the Corporation and representing the Warrants, including for certainty, this certificate;

"Warrant Election Notice" has the meaning ascribed to such term in the Tranche 2 Subscription Agreement;

"Warrant Exercise Form" means the subscription form attached as Exhibit A hereto;

"Warrant Price" means an amount equal to (a) the number of Warrant Shares being purchased upon exercise of this Warrant Certificate pursuant to Section 2.1, multiplied by (b) the Current Warrant Price;

"Warrant Shares" means the 11,890,848 Common Shares to be purchased upon the due and valid exercise of the Warrants represented by this Warrant Certificate, subject to adjustment as provided herein and consummation of the Separation Transaction as set out herein; and

"Warrants" means the common share purchase warrants represented by this Warrant Certificate and all warrants issued upon Transfer, division or combination of, or in substitution for, any part thereof.

2. Exercise of Warrants.

2.1 Voluntary Exercise.

(a) From and after the issuance hereof and until the Expiration Date (the "Exercise Period"), the Holder may exercise all, but not less than all, of the Warrants, subject to the Maximum Issuance Limitation on any Business Day, for all of the Warrant Shares purchasable hereunder. Notwithstanding the foregoing or anything herein to the contrary, the Warrants shall only be exerciseable if (i) the Separation Transaction has not occurred prior to the Separation Outside Date, (ii) the Corporation announces that the Separation Transaction shall not occur, or (iii) the Investor has received a Change of Control Notice from the Corporation.

(b) In order to exercise the Warrants, the Holder shall deliver to the Issuer at its principal office or at the office or agency designated by the Issuer pursuant to Section 14.2 the written notice of the Holder's election to exercise the Warrants in the form of the Warrant Exercise Form, duly completed and executed by the Holder or its agent or attorney.

2.2 Deemed Exercise.

(a) The Holder will be deemed to exercise all, and not less than all, of the Warrants, subject to the Maximum Issuance Limitation, upon the date the Holder has delivered the Warrant Election Notice pursuant to Section 2.3 of the Tranche 2 Subscription Agreement (the "Deemed Exercise Event").

2.3 Closing of Exercise

(a) Upon the occurrence of the Deemed Exercise Event, the parties shall complete the exercise of the Warrants thereafter by delivery of the following:

(1) the Holder shall deliver to the Issuer payment of the Warrant Price in United States dollars by wire transfer of immediately available funds to the account of the Issuer;

(2) the Holder shall deliver to the Issuer the Tranche 2 Holder Closing Documentation;

(3) the Issuer shall deliver to the Holder the Tranche 2 Issuer Closing Documentation;

(4) the Issuer shall execute or cause to be executed and deliver or cause to be delivered to the Holder by mail, at the address or addresses specified in the Warrant Exercise Form, a certificate or certificates representing the aggregate number of Warrant Shares issuable upon such exercise in accordance with the registration instructions set forth in Schedule B to the Tranche 2 Subscription Agreement, or as the Holder may otherwise subsequently direct the Issuer in writing. The share certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the Holder shall request in the notice and shall be registered in the name of the Holder; and

(5) if the Warrants are not exercised in full, the Issuer shall deliver to the Holder a replacement Warrant Certificate representing the unexercised Warrants.

(b) A Warrant shall be deemed to have been exercised and such certificate or certificates representing the applicable aggregate number of Warrant Shares issuable upon such exercise shall be deemed to have been issued, and the Holder or any other Person so designated to be named therein shall be deemed to have become a Holder of record of such Warrant Shares for all purposes, as of the date when the Holder has delivered the Warrant Exercise Form in accordance with Section 2.1(b) or the Deemed Exercise Event, as applicable, and paid the Warrant Price.

2.4 Notwithstanding the provisions of Section 2.1 to 2.3:

(i) if the TSX does not grant conditional approval to permit the Holder to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares, the Holder will not be entitled to exercise Warrants, and the Issuer will not issue Warrant Shares to Holder hereunder, that will result in the Holder owning, together with Common Shares already owned or controlled on the date of exercise of the Warrants hereunder, more than 19.9% of issued and outstanding share capital of the Issuer; and

(ii) if the Corporation obtains conditional approval from the TSX and authorization from the NYSE if applicable, to permit the Holder to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares (including through shareholder approval of the applicable GM Transaction Resolution), then the maximum number of Common Shares issuable hereunder shall be the lesser of:

(A) the maximum amount that Holder may hold that will not reasonably be expected to result in the Holder having to consolidate the Corporation's financial performance in connection with preparing the Holder's financial statements under U.S. GAAP, unless the Holder consents otherwise; and

(B) the number of Common Shares that will, upon completion of the Tranche 2 Investment, result in the Holder holding 30% of the issued and outstanding Common Shares of the Corporation

(in either (i) or (ii) above, the "Maximum Issuance Limitation").

2.5 Any certificate representing Warrant Shares issued upon the exercise of this Warrant Certificate prior to four months and one day after the Closing Date will bear the following legends, to the extent such legends remain applicable at the time of such exercise:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [●], 2023.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

The following legend will be placed on the certificates representing the Warrant Shares upon the issuance thereof, until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. Securities Laws and regulations:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

2.6 The Warrants represented hereby and the securities issuable upon the exercise of the Warrants represented hereby have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state. The Warrants represented hereby may not be exercised by or for the account of a U.S. Person or a Person in the United States without registration under the U.S. Securities Act and all applicable state Securities Laws or unless an exemption from such registration is available and, upon request by the Corporation, the holder has provided the Corporation with a written opinion of United States legal counsel or other evidence reasonably satisfactory to the Corporation to such effect. Notwithstanding the foregoing, a holder who checks box 3 of the Warrant Exercise Form and represents, warrants and certifies to the Corporation that (a) it purchased the Warrants from the Corporation pursuant to the Master Purchase Agreement, (b) it is exercising the Warrants for its own account, (c) it is an "accredited investor" (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act) on the date of exercise, and (d) the representations and warranties of the holder set forth in the Master Purchase Agreement (other than representations regarding the holder's ownership of the Corporation's equity securities at the time of entry into the Master Purchase Agreement) remain true and correct on the date of exercise, shall not be required to deliver a written opinion of United States counsel upon exercise of the Warrant. The Warrant Shares shall bear the legend set forth in Warrant Exercise Form. As used herein, the terms "United States" and "U.S. Person" have the meaning ascribed thereto in Regulation S under the U.S. Securities Act.

2.7 Restrictions on Exercise Amount. In the event the Corporation is prohibited from issuing Warrant Shares as a result of any restrictions or prohibitions under applicable law or the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization, the Corporation shall as soon as possible take such commercially reasonable action to authorize the issuance of the full number of Warrant Shares issuable upon exercise of this Warrant Certificate.

2.8 Investment Purposes. The Holder confirms that Holder is subscribing for the Warrants as principal for its own account and not as agent for the benefit of any other Person (within the meaning of Securities Laws) for investment purposes only and has no current intention to sell or otherwise dispose of the Warrants.

3. Transfer, Division and Combination.

3.1 Transfer. The Warrants shall not be transferrable by the Holder, except with the prior written consent of the Corporation. Notwithstanding the foregoing, the Holder may assign and transfer all of its rights, benefits, duties and obligations under this Certificate in their entirety, without the consent of the Corporation, to an Affiliate of the Holder; provided that no such assignment shall relieve the Holder of any of its obligations hereunder. The Corporation may not transfer all or any interest in this Warrant Certificate, except as explicitly set forth in Section 4 and 5 of this Warrant Certificate.

Any Transfer of the Warrants and all rights hereunder, in accordance with the foregoing provisions, shall be registered on the books of the Corporation to be maintained for such purpose, upon surrender of this Warrant Certificate at the principal office of the Corporation or the office or agency designated by the Corporation pursuant to Section 14.2, together with a written assignment of the Warrants substantially in the form of Exhibit B hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such Transfer. Upon such surrender and, if required, such payment, the Corporation shall execute and deliver a new Warrant Certificate in the name of the assignee or assignees and in the denomination specified in such instrument of assignment and shall issue to the assignor a new Warrant Certificate evidencing the number of Warrants not so assigned, and this Warrant Certificate shall promptly be cancelled. Following a Transfer that complies with the requirements of this Section 3.1, the Warrants may be exercised by a new Holder for the purchase of Warrant Shares regardless of whether the Corporation issued or registered a new Warrant Certificate on the books of the Corporation.

The Warrants are, and Warrant Shares will be, "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and, if in the future the Holder decides to offer, resell, pledge or otherwise transfer such securities, it will do so only (a) to the Corporation; (b) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with applicable local laws and regulations; (c) in compliance with (i) Rule 144A under the U.S. Securities Act, if available, to a Person the seller reasonably believes is a "qualified institutional buyer" (as defined in Rule 144A under the U.S. Securities Act) that is purchasing for its own account or for the account of one or more "qualified institutional buyers" and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A under the U.S. Securities Act, or (ii) Rule 144 under the U.S. Securities Act, if available, and, in each case, in compliance with any applicable state Securities Laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state Securities Laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing to Computershare Investor Services Inc., as transfer agent for the Corporation, (i) a declaration in the form that Computershare Investor Services Inc., as transfer agent for the Corporation, may reasonably prescribe from time to time, and (ii) if required by Computershare Investor Services Inc., as transfer agent for the Corporation, an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, or other evidence satisfactory to the Corporation, that the proposed transfer may be effected without registration under the U.S. Securities Act, and (B) in the case of proposed transfers pursuant to (c)(ii) or (d) above, providing to Computershare Investor Services Inc., as transfer agent for the Corporation, and to the Corporation, an opinion of counsel of recognized standing reasonably satisfactory to the Corporation, to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act.

4. Warrant Adjustments.

4.1 Adjustments. The number of Warrant Shares for which the Warrants are exercisable, and the price at which such shares may be purchased upon exercise of the Warrants, shall be subject to adjustment from time to time as set forth in this Section 4, excluding any adjustments to be made in connection with the Separation Transaction, which will be governed by the provisions of Section 5. The Corporation shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with Section 6.1 and 6.2.

4.2 Share Dividends, Subdivisions and Combinations. If at any time while the Warrants are outstanding the Corporation shall:

(a) declare a dividend in Common Shares or Convertible Securities or make a distribution of Common Shares or Convertible Securities on all or substantially all of its outstanding Common Shares,

(b) subdivide its outstanding Common Shares into a larger number of Common Shares, or

(c) combine its outstanding Common Shares into a smaller number of Common Shares,

then, on the record date for such event or, if no record date is fixed, the effective date of such event, in each case:

(1) the Current Warrant Price shall be adjusted so that it will equal the rate determined by multiplying the Current Warrant Price in effect immediately prior to such date by a fraction, of which the numerator shall be the total number of Common Shares Deemed Outstanding on such date before giving effect to such event, and of which the denominator shall be the total number of Common Shares Deemed Outstanding on such date after giving effect to such event, and

(2) the number of Warrant Shares purchasable upon the subsequent exercise of the Warrants shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Warrant Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Current Warrant Price.

Any adjustment made pursuant to clause (a) of this paragraph shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clauses (b) or (c) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

4.3 Rights Offering. If at any time while the Warrants are outstanding the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of Common Shares entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Common Shares or Convertible Securities at a price per Common Share (or having a conversion price per Common Share) less than 95% of the Current Market Price as at the record date (the issuance of any such rights, options or warrants being a "Rights Offering"), then the Current Warrant Price shall be adjusted effective immediately after the record date so that it shall equal the price determined by multiplying the Current Warrant Price in effect on the record date of such Rights Offering by a fraction:

(a) the numerator of which shall be the number of Common Shares Deemed Outstanding on the record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion price of the Convertible Securities so offered) by the Current Market Price; and

(b) the denominator shall be the number of Common Shares Deemed Outstanding on the record date plus the total number of additional Common Shares offered by subscription or purchase (or into which the Convertible Securities so offered are convertible);

to the extent that any such rights, options or warrants are not so issued or are not exercised prior to the expiration thereof, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect if the record date had not been fixed or the Current Warrant Price which would then be in effect based upon the number of Common Shares (or Convertible Securities) actually issued upon the exercise of such rights, options and warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.4 Special Distribution. If at any time while the Warrants are outstanding the Corporation shall issue or distribute to all or substantially all the holders of Common Shares:

(a) shares of any class other than Common Shares (excluding for the avoidance of doubt any SpinCo Shares or other securities of SpinCo issued pursuant to the Separation Transaction), or

(b) rights, options or warrants (other than (i) pursuant to a employee stock option plan or employee share purchase plan or other employment incentive, (ii) rights, options or warrants exercisable not more than 45 days from the date of issue to purchase Common Shares at a price per Common Share equal to or greater than the Current Warrant Price or to purchase Convertible Securities having a conversion price per Common Share equal to or greater than the Current Warrant Price or (iii) as provided for in Section 4.3), or

(c) evidences of indebtedness, or

(d) any other assets (other than a cash dividend payable out of the earnings or earned surplus legally available for the payment of dividends under the laws of the jurisdiction of incorporation of the Corporation)

and, in any of those cases, the issuance or distribution does not constitute a distribution to which Sections 4.2 or 4.3 applies (any of such events being herein called a "Special Distribution"), then the Current Warrant Price shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to a price which is the product of:

(i) the Current Warrant Price in effect on such record date; and

(ii) a fraction:

(1) the numerator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by the Current Market Price on the record date, less the fair market value (as determined by the directors acting in good faith with a view to the interests of all of the security holders of the Corporation, including the Holder) of the shares, evidences of indebtedness, assets or property, or rights, options or warrants so distributed; and

(2) the denominator shall be the number of Common Shares Deemed Outstanding on the record date multiplied by such Current Market Price.

to the extent that the Special Distribution is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Current Warrant Price shall be readjusted to the Current Warrant Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of such rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

4.5 Reorganization, Reclassification, Merger, Consolidation or Disposition of Assets.

(a) If there shall occur a reclassification or redesignation of Common Shares at any time or a change of the Common Shares into other shares or other securities or any other capital reorganization (other than a share dividend, subdivision or combination referred to in Section 4.1), or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification or redesignation of the Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the undertaking or assets of the Corporation to another corporation or other entity (any of such events being herein called a "Capital Reorganization"), and, pursuant to the terms of such Capital Reorganization, common shares of the successor or acquiring corporation, or any cash, shares or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common shares of the successor or acquiring corporation (any such consideration other than Common Shares, the "Other Property"), are to be received by or distributed to the holders of Common Shares, then the Holder of the Warrants shall have the right thereafter to receive, and still accept upon the exercise of the Warrant in lieu of the Common Shares to which such Holder was therefore entitled to receive, the number of Common Shares and the Other Property receivable upon or as a result of such Capital Reorganization by a holder of the number of Common Shares into which the Warrant is exercisable immediately prior to such event.

(b) Subject to the prior written approval of the principal stock exchange or over-the-counter market on which the Common Shares are then listed or quoted for trading, appropriate adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 4.4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 4.4 shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares, other securities or Other Property thereafter deliverable upon the exercise of any Warrant. Any such adjustments shall be made by and set forth in terms and conditions supplemental hereto approved by the board of directors of the Corporation, acting reasonably and in good faith. The foregoing provisions of this Section 4 shall similarly apply to successive Capital Reorganization transactions.

4.6 Other Provisions Applicable to Adjustments. The following provisions shall be applicable to the making of adjustments of the number of Common Shares into which the Warrants are exercisable and the Current Warrant Price provided for in Section 4:

(a) The adjustments required by Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, subject to the following subsections of this Section 4, and for the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

(b) No adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Current Warrant Price and no adjustment in the Current Warrant Price is required to be made unless such adjustment would result in a change of at least one one-hundredth of a Warrant Share upon exercise of the Warrants; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments, and in any case, prior to exercise.

(c) In computing adjustments under this Section 4, fractional interests of less than 0.5 of one Common Share shall be rounded down, and fractional interests of 0.5 or more of one Common Share shall be rounded up, in each case to the nearest whole share.

(d) If the Corporation undertakes a transaction contemplated under this Section 4 and as a result takes a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights or other benefits contemplated under this Section 4 and shall, thereafter and before the distribution to shareholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights or other benefits contemplated under this Section 4, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

(e) If at any time a question or dispute arises with respect to adjustments provided for in Section 4, such question or dispute will be conclusively determined by the independent auditor of the Corporation or, if they are unable or unwilling to act, by such other firm of independent chartered professional accountants that is a participant of the Canadian Public Accountability Board, as may be selected by action of the Holder and any such determination, subject to regulatory approval and absent manifest error, will be binding upon the Corporation and the Holder. The Corporation will provide such independent auditor or chartered professional accountant with access to all necessary records of the Corporation.

(f) In the absence of a resolution of the directors of the Corporation fixing a record date for any event which would require any adjustment to these Warrants, the Corporation will be deemed to have fixed as the record date therefor the date on which the event is effected.

(g) In any case that an adjustment pursuant to Section 4 shall become effective immediately after a record date for or an effective date of an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of these Warrants, if exercised after such record date or effective date and before the occurrence and consummation of such event, the additional Warrant Shares or other securities or property issuable upon such exercise by reason of the adjustment required by such event, provided, however, that the Corporation will deliver to the Holder an appropriate instrument evidencing the Holder's right to receive such additional Warrant Shares or other securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Warrant Shares or other securities or property declared in favour of the holders of record of Common Shares or of such other securities or property on or after the Expiration Date or such later date as the Holder would, but for the provisions of this subsection, have become the holder of record of such additional Warrant Shares or of such other securities or property.

4.7 No Adjustments. No adjustment in the Current Warrant Price or number of Warrants issuable hereunder shall be made in respect of the Separation Transaction (provided a warrant certificate is issued by SpinCo for the purchase of SpinCo Shares as contemplated in Section 5).

4.8 Other Action Affecting Common Shares. If and whenever at any time after the date hereof and prior to the Expiration Date, the Corporation takes any action affecting its Common Shares to which the foregoing provisions of this Section 4 are not strictly applicable, or if strictly applicable would not fairly adjust the rights of the Holder against dilution in accordance with the intent and purposes thereof, or would otherwise materially affect the rights of the Holder hereunder, then the Corporation shall execute and deliver to the Holder an amendment hereto providing for an adjustment in the application of such provisions so as to adjust such rights as aforesaid in such a manner as the board of directors of the Corporation may determine to be equitable in the circumstances, acting reasonably and in good faith, but subject in all cases to any necessary regulatory approval.

4.9 Common Share Transfer Taxes. The issue of share certificates upon exercise of the Warrants shall be made without charge to the Holder for any stamp or issuance tax in respect of such issue. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any Transfer involved in the issue and delivery of shares in any name other than that of the Holder, and the Corporation shall not be required to issue or deliver any such share certificate unless and until the Person or Persons requesting the issue thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

4.10 Deemed Termination. This Warrant Certificate will terminate automatically and with immediate effect upon the date (the "Mandatory Cancellation Date") either:

(a) the Holder or any other Person subscribes for and purchases Common Shares pursuant to the terms of the Tranche 2 Subscription Agreement;

(b) the Tranche 2 Subscription Agreement is terminated pursuant to its terms; or

(c) the Share Pricing Resolution is approved at the GM Transaction Shareholder Meeting.

5. SpinCo Warrants.

5.1 Warrants to be issued by SpinCo. If the Warrants hereunder have not been exercised prior to the Separation Transaction, the parties agree that in connection with the Separation Transaction, the Holder of this Warrant Certificate shall exercise this Warrant Certificate to acquire one (1) Common Share.

The parties further acknowledge and agree that immediately after the Separation Transaction, the Corporation shall cause SpinCo to provide the Holder with new warrant certificate on substantially the terms of this Warrant Certificate (the "SpinCo Warrant Certificate") with such equitable adjustments as are necessary to give effect to the Separation Transaction, including as further provided in Section 5.2.

5.2 Terms of SpinCo Warrant Certificate. The SpinCo Warrant Certificate shall be on substantially the terms of this Warrant Certificate with certain necessary modifications, including the following:

(a) all references to the "Corporation" and to the "Issuer" in this Warrant Certificate shall refer to SpinCo;

(b) all references to the "Tranche 2 Subscription Agreement" in this Warrant Certificate shall refer to the SpinCo Subscription Agreement;

(c) the SpinCo Warrant Certificate shall entitle the holder to acquire SpinCo Shares, with (i) each Warrant being exercisable to acquire one (1) SpinCo Share; (ii) the Current Warrant Price for the exercise of each Warrant being adjusted to a price equal to the Current Warrant Price immediately prior to such adjustment multiplied by the Relative SpinCo Value Ratio; and (iii) the number of Warrants represented by this Certificate being adjusted to equal the number of Warrants outstanding immediately prior to the Separation Transaction divided by the Relative SpinCo Value Ratio (in each case of clause (ii) and (iii) subject to adjustment in the event that Common Shares and SpinCo Shares and are not issued on one-for-one basis in connection with the Separation Transaction);

(d) the definition of Warrant Shares shall be replaced with the following: ""Warrant Shares" means the SpinCo Shares to be purchased upon the due and valid exercise of the Warrants represented by this Warrant Certificate, subject to adjustment as provided herein"; and

(e) all references to the Separation Transaction or to the rights and obligations of the Corporation or the Holder in respect of the Separation Transaction shall be removed.

6. Notices to Warrant Holders.

6.1 The Corporation will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 4, forthwith give notice to the Holder specifying the event in reasonable detail requiring such adjustment or readjustment and the results thereof, including the resulting Current Warrant Price.

6.2 No Rights as Shareholder. This Warrant Certificate does not entitle the Holder to any voting or other rights as a shareholder of the Corporation prior to due exercise and payment of the Warrant Price in accordance with the terms hereof.

7. No Impairment. The Corporation shall not by any action, including, without limitation, amending its constating documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant Certificate, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder against impairment. Without limiting the generality of the foregoing, the Corporation will (a) take all such commercially reasonable action as may be necessary or appropriate in order that the Corporation may validly and legally issue fully paid and non-assessable Common Shares upon the exercise of this Warrant Certificate, and (b) use its commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Corporation to perform its obligations under this Warrant Certificate (other than the filing of a prospectus or registration statement). Upon the request of the Holder, the Corporation will at any time during the period the Warrants are outstanding acknowledge in writing, in form satisfactory to the Holder, the continuing validity of the Warrants and the obligations of the Corporation hereunder.

8. Reservation and Authorization of Common Shares; Registration With Approval of Any Governmental Entity. From and after the Closing Date, the Corporation shall at all times reserve and keep available for issue upon the exercise of Warrants such number of its authorized but unissued Common Shares as will be sufficient to permit the exercise in full of all outstanding Warrants. All Common Shares which shall be so issuable, when issued upon exercise of any Warrant and payment therefor in accordance with the terms of such Warrant, shall be duly and validly issued and fully paid and non-assessable. Before taking any action which would cause an adjustment reducing the Current Warrant Price below the then par value, if any, of the Common Shares issuable upon exercise of the Warrants, the Corporation shall take any corporate action which may be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of such Common Shares at such adjusted Current Warrant Price. Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant Certificate is exercisable or in the Current Warrant Price, the Corporation shall use its commercially reasonable efforts to obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof (other than filing a prospectus or registration statement).

9. If Share Transfer Books Closed. The Corporation shall not be required to deliver certificates for Warrant Shares while the share transfer books of the Corporation are properly closed, including prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof, and the making of any subscription and payment for the Warrant Shares called for thereby during any such period delivery of certificates for Warrant Shares may be postponed for a period of three (3) Business Days after the date of the re-opening of said share transfer books.

10. Supplying Information. Upon any default by the Corporation of its obligations hereunder, the Corporation shall cooperate with the Holder in supplying such information as may be reasonably necessary for the Holder to complete and file any information reporting forms presently or hereafter required by applicable Securities Laws as a condition to the availability of an exemption from such Securities Laws for the sale of any Warrant or Warrant Shares issued upon exercise of a Warrant.

11. Loss or Mutilation. Upon receipt by the Corporation from the Holder of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this Warrant Certificate and indemnity or security reasonably satisfactory to it and reimbursement to the Corporation of all reasonable expenses incidental thereto and in case of mutilation upon surrender and cancellation hereof, the Corporation will execute and deliver in lieu hereof a new Warrant Certificate of like tenor to the Holder; provided, however, that in the case of mutilation, no indemnity shall be required if this Warrant Certificate in identifiable form is surrendered to the Corporation for cancellation.

12. Office of the Corporation. As long the Warrants remain outstanding, the Corporation shall maintain an office or agency (which may be the principal executive offices of the Corporation) where the Warrants may be presented for exercise, registration of Transfer, division or combination as provided in this Warrant Certificate.

13. Limitation of Liability. No provision hereof, in the absence of affirmative action by the Holder to purchase Common Shares, and no enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of the Holder for the purchase price of any Common Shares, whether such liability is asserted by the Corporation or by creditors of the Corporation.

14. Miscellaneous.

14.1 Non-waiver. No course of dealing or any delay or failure to exercise any right hereunder on the part of the Holder shall operate as a waiver of such right.

14.2 Notice Generally. Any notice or other communication to be given hereunder shall be in writing and shall, in the case of notice to the Holder, be addressed to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA, 48265-3000

Attention: John Stapleton, Vice President, Global Financial Strategy and FP&A

Email:                                           Redacted - Personal Information

with copies to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Lead Counsel, Corporate Development & Global M&A

Email:                                                                       Redacted - Personal Information

Mayer Brown LLP

Two Palo Alto Square, #300

3000 El Camino Real

Palo Alto, California

USA 94306

Attention: Nina Flax and Peter Wolf

Email:                                                                                              Redacted - Personal Information

and in the case of notice to the Corporation shall be addressed to:

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada V6C 1E5

Attention: Jonathan Evans, President & Chief Executive Officer

Email:                                                                Redacted - Personal Information

with copies to (which shall not constitute notice):

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada V6C 1E5

Attention: Director, Legal Affairs and Corporate Secretary

Email:                                              Redacted - Personal Information

Cassels Brock & Blackwell LLP

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8 Canada

Attention: David Redford

Email:                                      Redacted - Personal Information

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m., be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 14.2.

14.3 Successors and Assigns. This Warrant Certificate shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Holder may assign and transfer all of its rights, benefits, duties and obligations under this Warrant Certificate in their entirety, without the consent of the Corporation, to any Affiliate of the Holder that is "related" to the Holder (as defined in the Income Tax Act (Canada)) at the time of the assignment and transfer until the Transfer Restrictions no longer apply; provided that no such assignment shall relieve the Holder of any of its obligations hereunder and provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Warrant Certificate.

14.4 Amendment. This Warrant Certificate may be modified or amended or the provisions of this Warrant Certificate waived only with the written consent of both the Corporation and the Holder. Any such amendment under this Section 14.4 will be subject to the prior approval of the TSX, the NYSE and any applicable Other Exchange having jurisdiction.

14.5 Severability. Wherever possible, each provision of this Warrant Certificate shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant Certificate shall be prohibited by or invalid under applicable law, such provision shall be modified to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant Certificate.

14.6 Headings. The headings used in this Warrant Certificate are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant Certificate.

14.7 Governing Law. This Warrant Certificate shall be construed and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

14.8 Jurisdiction and Venue. Any dispute, controversy, or claim arising out of, relating to, or in connection with this Warrant Certificate, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three (3) arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedures in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one (1) arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be Toronto, Canada and it shall be conducted in the English language. Notwithstanding Section 14.7, the arbitration and this agreement to arbitrate shall be governed by Ontario's International Commercial Arbitration Act, 2017, S.O. 2017, c. 2, Sched. 5. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. Notwithstanding the foregoing, in the event either party seeks injunctive relief, they may seek to have that dispute determined by the Ontario Superior Court of Justice or any other court of competent jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, Lithium Americas Corp. has caused this Warrant Certificate to be executed by its duly authorized officer.

Dated: ________________, 2023.

LITHIUM AMERICAS CORP.

By:
Name: Jonathan Evans
Title: President & Chief Executive Officer

Acknowledged and agreed to as of ________________, 2023 by

GENERAL MOTORS HOLDINGS LLC

By:
Name: John Stapleton
Title: Vice President
Global Financial Strategy and FP&A

[Signature page to Warrant]

EXHIBIT A

WARRANT EXERCISE FORM

[To be executed only upon exercise of Warrant]

To: Lithium Americas Corp. (the "Corporation")

The undersigned registered owner of these Warrants exercises Warrants for the purchase of ________________ Common Shares of the Corporation ("Common Shares"), and herewith makes payment therefor, all at the price and on the terms and conditions specified in this Warrant Certificate and requests that certificates for the Common Shares hereby purchased (and any securities or other property issuable upon such exercise) be issued in the name of and delivered to ____________________________________________________ and whose address is ___________________________________________________________, and, if such Common Shares shall not include all of the Common Shares issuable as provided in this Warrant Certificate, that a new Warrant Certificate of like tenor and date for the balance of the Common Shares issuable hereunder be delivered to the undersigned.

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation that after giving effect to this exercise of the Warrants, the beneficial owner of the Common Shares, together with any person acting jointly or in concert with the holder, would in the aggregate beneficially own (including deemed beneficial ownership, as such term is described in Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids), or exercise control or direction over, directly or indirectly, _________________________________________________ (insert number) voting or equity securities of the Corporation.

In connection with the exercise of the Warrants, the undersigned represents, warrants and certifies to the Corporation as follows (check one):

☐ 1. The undersigned (i) is not a U.S. person, (ii) is not exercising the Warrants within the United States or for the account or benefit of a U.S. person or a person in the United States, (iii) is not executing this Warrant Exercise Form with the intent to distribute either directly or indirectly any of the Common Shares acquired hereunder in the United States, and (iv) has in all other respects complied with the terms of Regulation S promulgated by the United States Securities and Exchange Commission under the United States Securities Act of 1933, as amended (the "U.S. Securities Act");

☐ 2. The undersigned is delivering a written opinion of U.S. counsel to the effect that the securities issuable upon the exercise hereof have been registered under the U.S. Securities Act or are exempt from registration thereunder; or

☐ 3. The undersigned or an Affiliate thereof (i) purchased the Warrants directly from the Corporation pursuant to a master purchase agreement for its own account; (ii) is exercising the Warrants for its own account; (iii) was an "accredited investor," as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, on the date the Warrant was purchased from the Corporation, if applicable, and is an "accredited investor" on the date of exercise; and (iv) the representations and warranties of the holder set forth in such master purchase agreement (other than representations regarding the holder's ownership of the Corporation's equity securities at the time of entry into such master purchase agreement), and if applicable as if made by the Affiliate, remain true and correct on the date hereof.

The terms "U.S. person" and "United States" are as defined in Regulation S under the U.S. Securities Act.

The undersigned holder understands that unless Box 1 above is checked, the certificate representing the Common Shares issued upon exercise of this Warrant Certificate will bear a legend set forth below:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

In addition, the undersigned holder understands that the certificates representing the Common Shares issued on the exercise of this Warrant Certificate may bear the legend contained in and as per Section 2.5 of this Warrant Certificate.

Signature

Executed this ______ day of _____________.

(Name of Registered Owner)

(Signature of Registered Owner)

(Street Address)

(State) (Zip Code)

NOTICE: The signature on this subscription must correspond with the name as written upon the face of the Warrant in every particular, without alteration or enlargement or any change whatsoever.

EXHIBIT B
ASSIGNMENT FORM

FOR VALUE RECEIVED the undersigned registered owner of this Warrant Certificate for the purchase of Common Shares of Lithium Americas Corp. hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned under this Warrant Certificate, with respect to the number of Common Shares set forth below:

(Name and Address of Assignee)

(Number of Common Shares)

and does hereby irrevocably constitute and appoint ____________ attorney-in-fact to register such transfer on the books of the Corporation, maintained for the purpose, with full power of substitution in the premises.

In connection with this transfer: (check one):

☐ The undersigned transferee hereby certifies that (i) it is not a U.S. person, (ii) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States, (iii) it is not acquiring any of the Warrants represented by this Warrant Certificate by or on behalf of any person within the United States, (iv) it is not executing this Warrant Certificate with the intent to distribute either directly or indirectly such securities in the United States, and (v) it has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any successor rule or regulation of the United States Securities and Exchange Commission as presently in effect.

☐ The undersigned (i) is acquiring the Warrants for its own account and (ii) is an "accredited investor," as defined in Rule 501(a) of Regulation D under the U.S. Securities Act.

☐ The undersigned transferee is delivering a written opinion of United States legal counsel, reasonably satisfactory to the Corporation, to the effect that this transfer of Warrants have been registered under the U.S. Securities Act or are exempt from registration thereunder.

B-1

Dated:	Dated:

(Print Name and Title)	(Print Name and Title of Transferee)

(Signature)	(Signature of Transferee)

(Witness)	(Witness)

The signature of the Holder to this assignment must correspond exactly with the name of the Holder as set forth on the face of this Warrant Certificate in every particular, without alteration or enlargement or any change whatsoever or this transfer form must be signed by a duly authorized trustee, executor, administrator, curator, guardian, attorney of the holder or a duly authorized signing officer in the case of a corporation. The signature must be guaranteed by a Canadian chartered bank or by a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

B-2

SCHEDULE D

OFFTAKE AGREEMENT

(See Attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

SCHEDULE E

TRANCHE 2 SUBSCRIPTION AGREEMENT

(See Attached)

SCHEDULE E - FORM OF TRANCHE 2 SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made [●] 2023

AMONG:

LITHIUM AMERICAS CORP., a corporation organized and existing under the laws of the Province of British Columbia

(the "Corporation")

- and -

GENERAL MOTORS HOLDINGS LLC, a limited liability company organized and existing under the laws of the State of Delaware

(the "Investor").

RECITALS:

A. The Investor has agreed to make investments in the Corporation in the aggregate amount of up to US$650,000,000, on the terms and subject to the conditions set forth in the Master Purchase Agreement, the Subscription Receipt Agreement, this Agreement and the Warrant Certificate.

B. The Investor has completed the Tranche 1 Investment under the Master Purchase Agreement, pursuant to which it subscribed for Subscription Receipts (as defined herein) having an aggregate subscription price of US$320,147,865.62.

C. The Investor has agreed to make a further investment in accordance with the terms and subject to the conditions set forth in this Agreement.

D. If the Separation Transaction is completed the Investor will acquire one (1) Common Share of the Corporation.

NOW THEREFORE, in consideration of, and in reliance on, the premises, representations, warranties, covenants and agreements set forth in this Agreement, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

Terms not defined herein shall have the meaning ascribed to them in the Master Purchase Agreement. In addition, in this Agreement, unless otherwise provided:

(a) "Affiliate" means, as to any specified Person, any other Person or entity who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person;

(b) "Agreement" means this subscription agreement, together with the Schedules, and all permitted amendments hereto or restatements hereof;

(c) "Ancillary Agreements" means the Master Purchase Agreement, Offtake Agreement, the Investor Rights Agreement, the Subscription Receipt Agreement and the Warrant Certificate;

(d) "Applicable Laws" means, with respect to any Person, property, transaction event or other matter, (i) all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, Orders and principles of common law and equity enacted, promulgated, issued, released, or imposed by any Governmental Entity, including Securities Laws, and/or (ii) any policy, practice, protocol, requirement, standard or guideline of any Governmental Entity, in each case relating or applicable to such Person, property, transaction, event or other matter;

(e) "Argentina Projects" has the meaning ascribed thereto in the Master Purchase Agreement;

(f) "Authorizations" means, with respect to any Person, any Order, Permit, approval, consent, waiver, licence or similar authorization issued by, or required to be obtained from, any Governmental Entity having jurisdiction over the Person;

(g) "Available Capital" means, with respect to the Corporation, the sum of (i) cash and cash equivalents held by the Corporation and its Subsidiaries and reserved for the development of the Thacker Pass Project; (ii) all credit available to be drawn (whether or not subject to conditions) on all loans and credit facilities whose use of proceeds entitles the Corporation to allocate the proceeds for the development of the Thacker Pass Project, including any loan or credit facility provided by the United States Department of Energy; and (iii) the gross proceeds of all outstanding funding obligations from the Investor and its Affiliates pursuant to the Master Purchase Agreement, the Warrants, this Agreement or otherwise (including under Article 8 of the Master Purchase Agreement);

(h) "BCBCA" means the Business Corporations Act (British Columbia);

(i) "Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the City of New York or the City of Detroit and (b) a day on which banks are generally closed in the Province of British Columbia, the City of New York or the City of Detroit;

(j) "Change of Control" has the meaning ascribed to such term in the Master Purchase Agreement;

(k) "Change of Control Notice" means a notice of a potential Change of Control;

(l) "Claim" means any cause of action, action, claim, demand, lawsuit, audit, proceeding or arbitration, including, for greater certainty, any proceeding or investigation by a Governmental Entity;

(m) "Common Shares" means common shares in the capital of the Corporation;

(n) "Contract" means any agreement, indenture, contract, lease, deed of trust, licence, option, instruments, arrangement, understanding or other commitment, whether written or oral;

(o) "control" (including the terms "controlled by", "controlling", and "under common control with") means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise;

(p) "Corporation Indemnified Parties" has the meaning ascribed thereto in Section 8.2(a) hereof;

(q) "Corporation Interim Financial Statements" means the unaudited condensed consolidated financial statements of the Corporation as at and for the nine months ended September 30, 2022 including the notes thereto;

(r) "Current Market Price" of the Common Shares (or SpinCo Shares, as applicable) at any date means the price per share equal to the volume weighted average trading price per share of the Common Shares (or SpinCo Shares, as applicable) on the NYSE during the five (5) consecutive trading days ending before such date or, if the Common Shares (or SpinCo Shares, as applicable) are not then listed on the NYSE, on the TSX during the five (5) consecutive trading days ending before such date, in each case as reported by Bloomberg Finance, L.P. in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on each such trading day (or if such volume-weighted average trading price is unavailable, the market price of one Common Share or SpinCo Share, as applicable, on each such trading day). The "volume-weighted average trading price" shall be determined without regard to after-hours trading or any other trading outside of the regular trading session hours;

(s) "Direct Claim" has the meaning ascribed thereto in Section 8.3(a);

(t) "Disclosure Documents" means all information and documents relating to the Corporation (and its predecessors) that are, or become, publicly available on SEDAR or with the United States Securities and Exchange Commission on EDGAR or otherwise available to the public, including financial statements, press releases, material change reports, prospectuses, information circulars and technical reports since January 1, 2021;

(u) "Escrow Release Date" has the meaning ascribed thereto in the Subscription Receipt Agreement;

(v) "GM Transaction Resolutions" has the meaning ascribed thereto in the Master Purchase Agreement;

(w) "Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange.

(x) "IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board and any interpretations thereof issued by the International Financial Reporting Interpretations Committee;

(y) "Indemnified Party" means, in the case of Losses for which indemnification is provided under Section 8.2, any of the Corporation Indemnified Parties, or in the case of Losses for which indemnification is provided under Section 8.1, any of the Investor Indemnified Parties;

(z) "Indemnifying Party" means either the Corporation or the Investor, as applicable;

(aa) "Investor Indemnified Parties" has the meaning ascribed thereto in Section 8.1(a) hereof;

(bb) "Investor Rights Agreement" has the meaning ascribed thereto in the Master Purchase Agreement;

(cc) "Loss" means any actual and incurred loss, liability, Claim, damage and expense whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or Claim;

(dd) "Master Purchase Agreement" means the master purchase agreement between the Corporation and the Investor dated January 30, 2023;

(ee) "Material Adverse Change" has the meaning ascribed thereto in the Master Purchase Agreement;

(ff) "NYSE" means the New York Stock Exchange;

(gg) "Offtake Agreement" means the offtake agreement between the Corporation and the Investor dated [⬤];

(hh) "Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

(ii) "Outside Date" means the date that is 18 months following the Escrow Release Date;

(jj) "Permit" means any permit, license, approval, or other authorization required to be obtained by any Governmental Entity.

(kk) "Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

(ll) "Purchased Shares" has the meaning ascribed thereto in Section 2.1 hereof;

(mm) "Relative SpinCo Value Ratio" means the SpinCo Market Capitalization divided by the sum of the RemainCo Market Capitalization and the SpinCo Market Capitalization;

(nn) "RemainCo Market Capitalization" means the number of issued and outstanding Common Shares multiplied by the Current Market Price of such Common Shares on the sixth trading day immediately following completion of the Separation Transaction;

(oo) "Schedules" has the meaning ascribed thereto in Section 1.2(e) hereof;

(pp) "Securities Laws" means, the securities laws, regulations and rules of each of the states, provinces and territories of Canada and the United States, and the blanket rulings and policies and written interpretations of, and multilateral or national instruments adopted by, the securities regulatory authorities of Canada and the United States and each of their respective states, provinces and territories, as well as the rules and policies of the TSX and the NYSE and any other stock or securities exchange, marketplace or trading market upon which the securities of the Corporation are listed for trading;

(qq) "Separation Outside Date" has the meaning ascribed thereto in the Master Purchase Agreement;

(rr) "Separation Transaction" has the meaning ascribed thereto in the Master Purchase Agreement;

(ss) "Separation Transaction Completion Date" means the date on which the Separation Transaction is completed;

(tt) "SpinCo" means 1397468 B.C. Ltd.;

(uu) "SpinCo Market Capitalization" means the number of issued and outstanding SpinCo Shares multiplied by the Current Market Price of such SpinCo Shares on the sixth trading day immediately following completion of the Separation Transaction;

(vv) "SpinCo Shares" means common shares in the capital of SpinCo;

(ww) "SpinCo Subscription Agreement" has the meaning ascribed to such term in Section 6.5 hereof;

(xx) "Subscription Receipt Agent" means Computershare Trust Company of Canada;

(yy) "Subscription Receipt Agreement" means the subscription receipt agreement among the Corporation, the Investor and the Subscription Receipt Agent dated as of [●], 2023;

(zz) "Subscription Receipts" means the subscription receipts of the Corporation issued to the Investor pursuant to the Master Purchase Agreement and Subscription Receipt Agreement;

(aaa) "Subsidiaries" has the meaning ascribed thereto in the Master Purchase Agreement;

(bbb) "Survival Date" has the meaning ascribed thereto in Section 8.5 hereof;

(ccc) "Thacker Pass Development Plan Funding" means the estimated capital cost for the development of the Thacker Pass Project, amounting to US$2,268.0 million as at the date hereof, as may be modified from time to time by the Corporation with the prior written consent of the Investor (not to be unreasonably withheld, conditioned or delayed);

(ddd) "Thacker Pass Project" has the meaning ascribed thereto in the Master Purchase Agreement;

(eee) "Third Party" has the meaning ascribed thereto in Section 8.3(a);

(fff) "Third Party Claim" has the meaning ascribed thereto in Section 8.3(a);

(ggg) "TP Available Capital Notice" has the meaning ascribed thereto in Section 4.1(m) hereof;

(hhh) "Tranche 2 Closing" has the meaning ascribed thereto in Section 5.1;

(iii) "Tranche 2 Closing Date" means the ten (10) Business Days following the satisfaction or waiver of the last of the conditions precedent in Article 4, or such other time and date as may be mutually agreed by the Corporation and the Investor;

(jjj) "Tranche 2 Closing Time" means 10:00 a.m. (Vancouver time) on the Tranche 2 Closing Date;

(kkk) "Tranche 2 Investment" means the subscription for the Purchased Shares for the Tranche 2 Subscription Price;

(lll) "Tranche 2 Price Ceiling" means, in respect of a subscription for Purchased Shares, US$27.74 per Common Share, subject to adjustment in the event of the occurrence of any alteration to the Common Shares contemplated by Section 4 of the Warrant Certificate;

(mmm) "Tranche 2 Subscription Price" means the Current Market Price of the Purchased Shares as at the date that the TP Available Capital Notice is delivered by the Corporation to the Investor to a maximum of the Tranche 2 Price Ceiling;

(nnn) "Transfer Restrictions" means the transfer restrictions contained in Section 5.3 of the Investor Rights Agreement;

(ooo) "TSX" means the Toronto Stock Exchange;

(ppp) "United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(qqq) "U.S. Person" has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act. Without limiting the foregoing, but for greater clarity in this Agreement, a U.S. Person includes, subject to the exclusions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (iv) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, and (v) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by U.S. accredited investors who are not natural persons, estates or trusts;

(rrr) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(sss) "Warrant Certificate" has the meaning ascribed thereto in the Master Purchase Agreement;

(ttt) "Warrant Election Notice" has the meaning ascribed thereto in Section 2.3 hereof;

(uuu) "Warrants" has the meaning ascribed thereto in the Master Purchase Agreement; and

(vvv) "Water Pollution Control Permit" means Permit no. NEV2O2O 104, issued by the State of Nevada, Division of Environmental Protection - Bureau of Mining Regulation and Reclamation, dated February 25, 2022.

1.2 Interpretation

For the purposes of this Agreement:

(a) words (including defined terms) using or importing the singular number include the plural and vice versa, words importing one gender only shall include all genders;

(b) the headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement;

(c) all accounting terms not defined in this Agreement shall have the meanings generally ascribed to them under IFRS;

(d) the phrases "to the knowledge of", "to the best knowledge of", or "of which they are aware", or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement made by a party to this Agreement, means that such party has reviewed all records, documents and other information currently in their possession or under their control which would be regarded as reasonably relevant to the matter and has, where applicable, made appropriate enquiries of the senior officers of the Corporation;

(e) unless otherwise specified, all references in this Agreement to the symbol "$" are to the lawful money of the United States of America;

(f) the use of "including" or "include" will in all cases mean "including, without limitation" or "include, without limitation," respectively;

(g) reference to any Person includes such Person's successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually;

(h) reference to any Contract (including this Agreement), document, or instrument shall mean such Contract, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms of this Agreement;

(i) reference to any statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(j) the phrases "hereunder," "hereof," "hereto," and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph, or clause of, or Exhibit or Schedule to, this Agreement; and

(k) references to time are to the local time in Vancouver, British Columbia.

1.3 Schedules

The following schedules attached to this Agreement (the "Schedules") form part of this Agreement:

Schedule A	-	U.S. Accredited Investor Status Certificate

Schedule B	-	Registration Instructions

ARTICLE 2
TRANCHE 2 SUBSCRIPTION

2.1 Tranche 2 Subscription

Upon the terms and subject to the conditions set forth in this Agreement, at the Tranche 2 Closing Date, the Investor agrees to subscribe for and purchase US$329,852,134.38 of Common Shares (the "Purchased Shares") at a price per Purchased Share equal to the Tranche 2 Subscription Price, subject to the limitations under Section 2.2, the election contemplated by Section 2.3 and the fulfilment of the conditions precedent contained herein. In no event shall the Tranche 2 Closing Date occur prior to the first to occur of: (A) the Separation Outside Date, (B) the date on which Corporation announces that the Separation Transaction shall not occur, and (C) the date on which Investor receives a Change of Control Notice from the Corporation.

Upon the terms and subject to the conditions set forth in this Agreement, if the Separation Transaction is completed prior to the Tranche 2 Closing, the Investor agrees to subscribe for and purchase one (1) Common Share and Sections 6.4 and 6.5 shall become operative.

The Investor shall purchase the Purchased Shares and pay the Tranche 2 Subscription Price at the Tranche 2 Closing, by wire transfer of immediately available funds to an account designated in writing by the Corporation.

2.2 Subscription Limitations

Notwithstanding the obligation of the Investor set forth in Section 2.1, the maximum number of Purchased Shares subscribed for hereunder and previously acquired pursuant to the Master Purchase Agreement and the Warrant Certificate shall be subject to the following limitations:

(a) if the TSX does not grant conditional approval to permit the Investor to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares, then the maximum number of Common Shares that may be acquired will amount to 19.9% of issued and outstanding share capital of the Corporation as at the Tranche 2 Closing Date; and

(b) if the Corporation obtains conditional approval from the TSX, and authorization from NYSE, as applicable, to permit the Investor to acquire in the aggregate more than 19.9% of the issued and outstanding Common Shares (including through shareholder approval of the applicable GM Transaction Resolution), then the maximum number of Common Shares issuable hereunder shall be the lesser of:

(i) the maximum amount that Investor may hold that will not reasonably be expected to result in Investor having to consolidate the Corporation's financial performance in connection with preparing the Investor's financial statements under U.S. GAAP, unless the Investor consents otherwise; and

(ii) the number of Common Shares that will, upon completion of the Tranche 2 Investment, result in the Investor holding 30% of the issued and outstanding Common Shares.

2.3 Warrant Exercise Election

The Investor may, provided the Warrant Certificate has not been terminated by operation of its terms thereunder, (i) at any time following delivery by the Corporation to the Investor of the TP Available Capital Notice through to two Business Days prior to the Tranche 2 Closing Date or (ii) within ten (10) Business Days following receipt of a Change of Control Notice from the Corporation, elect to exercise the Warrants in lieu, and in satisfaction in full, of its obligation to complete the Tranche 2 Investment hereunder by written notice to the Corporation (the "Warrant Election Notice").

Upon receipt of the Warrant Election Notice and provided that Investor duly completes the exercise of such Warrants, including payment of the applicable exercise price, the Investor and the Corporation shall be relieved of all obligations in respect of the Tranche 2 Investment hereunder; provided, however, that notwithstanding the foregoing, if an exercise of such Warrant is being made following receipt of a Change of Control Notice, such exercise may at the election of the Investor be conditioned upon the consummation of the Change of Control transaction, in which case such exercise shall not need to be completed until immediately prior to the consummation of such Change of Control transaction. If no Warrant Election Notice is received by the Corporation prior to the Tranche 2 Closing, then the Investor shall have deemed have elected to subscribe for the Purchased Shares of the Corporation pursuant to the terms hereof.

If the Investor otherwise exercises the Warrants, the Investor and the Corporation shall be relieved of all obligations in respect of the Tranche 2 Investment hereunder.

ARTICLE 3

REPRESENTATIONS, WARRANTIES, ACKNOWLEDGMENTS

AND AUTHORIZATIONS

3.1 Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to the Investor as follows and acknowledges that the Investor is relying on such representations and warranties in connection with the transactions contemplated herein1:

(a) [this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, and will not violate or conflict with the constating documents of the Corporation or the terms of any restriction, agreement or undertaking to which the Corporation is subject;

(b) the Corporation and each of the Subsidiaries has been duly incorporated or organized, as the case may be, and is validly existing as a corporation, partnership or limited liability company, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has the power and authority (corporate or other) to own, lease and operate its properties and to conduct its business. The Corporation and each of the Subsidiaries is qualified as a corporation, partnership or limited liability company, as applicable, to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified or in good standing would not result in a Material Adverse Change, and has all requisite power and authority to conduct its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement. All of the issued and outstanding capital stock or other equity or ownership interests of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and, except for Minera Exar S.A. (which is not wholly-owned) are owned by the Corporation, directly or through Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or adverse claim. None of the outstanding capital stock or equity interest in any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such Subsidiary. The constitutive or organizational documents of each of the Subsidiaries comply in all material respects with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect;

______________________________

1 Parties agree to review and update representations and warranties and the disclosure letter prior to signing to update where necessary to ensure accuracy, provided that the scope and content of the representations shall remain as set out herein.

(c) neither the Corporation nor any of its Subsidiaries is in violation of its charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, or is in default (or, with the giving of notice or lapse of time, would be in default) under any indenture, loan, credit agreement, note, lease, license agreement, contract, franchise or other instrument (including, without limitation, any pledge agreement, security agreement, mortgage or other instrument or agreement evidencing, guaranteeing, securing or relating to indebtedness) to which the Corporation or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of their respective properties or assets are subject (each, an "Existing Instrument"), except for such defaults as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. The Corporation's execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, including the issuance and sale of the Purchased Shares, (i) have been duly authorized by all necessary corporate action and will not result in any violation of the provisions of the charter or by-laws, partnership agreement or operating agreement or similar organizational documents, as applicable, of the Corporation or any Subsidiary, (ii) will not conflict with or constitute a breach of or default under, or result in the creation or imposition of any Lien upon any property or assets of the Corporation or any of its Subsidiaries pursuant to, or require the consent of any other party to, any Existing Instrument, except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change, and (iii) will not result in any violation of any Applicable Laws with respect to the Corporation or any of its Subsidiaries that would reasonably be expected to result in a Material Adverse Change. Except as otherwise disclosed in Section 3.1(c) of the Disclosure Letter, no consent, approval, authorization or other order of, or registration or filing with, any court or other Governmental Entity is required for the Corporation's execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby;

(d) the entering into of this Agreement and the exercise of the rights and performance of the obligations hereunder and thereunder by the Corporation do not and will not: (i) conflict with or result in a default under any agreement, Material Contracts, mortgage, bond or other instrument to which the Corporation or any Subsidiary is a party; or (ii) conflict with or violate any Applicable Laws, in each case other than a conflict, default or violation that would not reasonably be expected to have a Material Adverse Change;

(e) the authorized capital of the Corporation consists of an unlimited number of common shares without par value. As of the date of this Agreement, there were (i) [●] Common Shares issued and outstanding all of which have been authorized and validly issued and are fully paid and non-assessable, (ii) outstanding options, restricted share units, performance share units and deferred share units under the Corporation Equity Incentive Plan providing for the issuance of up to [●] Common Shares upon the exercise or settlement thereof, and (iii) the Convertible Notes. Other than pursuant to the terms of the Convertible Notes, there is no outstanding contractual obligation of the Corporation to repurchase, redeem or otherwise acquire any Common Shares or any convertible securities issued by the Corporation. Except as disclosed in the preceding sentences of this Section 3.1(e) and except as disclosed in Section 3.1(e) of the Disclosure Letter, and subject to options, restricted share units, performance share units and deferred share units to new hires and other employees in the ordinary course under the Corporation Equity Incentive Plan, the Corporation and each Subsidiary have no other outstanding agreement, subscription, warrant, option, right or commitment (nor has it granted any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment) obligating the Corporation or any of the Subsidiaries to issue or sell any Common Shares or other securities, including any security or obligation (including through voting agreements or voting trusts) of any kind convertible into or exchangeable or exercisable for any Common Shares, other securities of the Corporation or securities of any of the Subsidiaries;

(f) except Minera Exar S.A. and as set forth in Section 3.1(f) of the Disclosure Letter, the Corporation legally and beneficially, directly or indirectly, owns 100% of the issued and outstanding equity securities (including for greater certainty, any securities convertible into equity securities) of the Subsidiaries. The Corporation does not beneficially own or exercise control or direction (including through voting agreements or voting trusts) over any outstanding voting shares of any Person other than the Subsidiaries;

(g) the Corporation Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with Applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Corporation Annual Financial Statements, in the auditor's report thereon and (ii) except that the Corporation Interim Financial Statements are prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, and are subject to normal period-end adjustments and may omit notes which are not required by Applicable Laws or IFRS. The Corporation Financial Statements, together with the related management's discussion and analysis, present fairly, in all material respects, the assets, liabilities and financial condition of the Corporation and the Subsidiaries as at the respective dates thereof and the losses, comprehensive losses, results of operations, changes in shareholders' equity and cash flows of the Corporation and the Subsidiaries for the periods covered thereby (subject, in the case of the Corporation Interim Financial Statements, to normal period end adjustments). There are no outstanding loans made by the Corporation or the Subsidiaries to any director or officer of the Corporation or the Subsidiaries. Neither the Corporation nor its Subsidiaries (excluding Minera Exar S.A.) have any liabilities, except (i) liabilities reflected on, or reserved against, in the Corporation Financial Statements; (ii) liabilities that have arisen since the date of the Corporation Interim Financial Statements in the Ordinary Course consistent with past practice, none of which is a liability resulting from or arising out of any breach of contracts, breach of warranty, tort infringement, misappropriation, or violation of Applicable Law; and (iii) liabilities set forth on Section 3.1(g) of the Disclosure Letter;

(h) the Corporation and each of its Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(i) since the filing of its most recent Corporation Interim Financial Statements, there has been no Material Adverse Change and neither the Corporation nor the Subsidiaries has:

(i) paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, except in the Ordinary Course;

(ii) incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the Ordinary Course;

(iii) entered into any material transaction, except in each case as disclosed in the Disclosure Documents, elsewhere in this Agreement or in the Ordinary Course; or

(iv) sold, leased, licensed, transferred, or otherwise disposed of, or incurred any Lien (other than a Permitted Lien) on, any of its properties or assets, except in the Ordinary Course;

(j) the Corporation and the Subsidiaries (excluding Minera Exar S.A.), on a consolidated basis, have established and maintain disclosure controls and procedures (as defined in applicable Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Corporation's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Corporation for effectiveness in accordance with applicable Securities Laws as of the end of the Corporation's most recent audited fiscal year; and (iii) are effective in all material respects to perform the functions for which they were established as of the end of the Corporation's most recent audited fiscal year. Since the end of the Corporation's most recent audited fiscal year up to the end of the Corporation's most recent reported interim financial period, other than as may be publicly disclosed by the Corporation, there have been no significant limitations or material weaknesses, in each case, in the Corporation's design of its internal control over financial reporting (whether or not remediated) and no change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting;

(k) PricewaterhouseCoopers LLP, Chartered Professional Accountants, which has expressed its opinion with respect to the Corporation Annual Financial Statements, are independent auditors with respect to the Corporation as required under applicable Securities Laws. There has not been a "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Corporation and PricewaterhouseCoopers LLP;

(l) except Minera Exar S.A., no Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Corporation, or from making any other distribution with respect to such Subsidiary's equity securities or from repaying to the Corporation or any other Subsidiary any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Corporation or from transferring any property or assets to the Corporation or to any other Subsidiary;

(m) the Corporation and each of the Subsidiaries have not committed an act of bankruptcy, are not insolvent, have not proposed a compromise or arrangement to creditors generally, have not had a petition or a receiving Order in bankruptcy filed against any of them, have not made a voluntary assignment in bankruptcy, have not taken any proceedings with respect to a compromise or arrangement, have not taken any proceedings to be declared bankrupt or wound-up, have not taken any proceedings to have a receiver appointed for any of property and have not had any execution or distress become enforceable or become levied upon any of property. The Corporation has, and will at the Tranche 2 Closing Date have, sufficient working capital to satisfy its obligations under this Agreement and has sufficient capital to satisfy the "going concern" test under IFRS;

(n) subject to the disclosures made in Section 3.1(n) of the Disclosure Letter, the Corporation and each of the Subsidiaries are, and, since January 1, 2021 have been, in material compliance with all Applicable Laws, and there is no Claim now pending or, to the knowledge of the Corporation, threatened, against or affecting the Corporation and the Subsidiaries, which would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change and neither the Corporation nor any of the Subsidiaries are, to the knowledge of the Corporation, under any investigation with respect to, have been charged or to the knowledge of the Corporation threatened to be charged with, or have received notice of, any violation, potential violation or investigation of any Applicable Law or a disqualification by a Governmental Entity. No material labour dispute with current and former employees of the Corporation or any of the Subsidiaries exists, or, to the knowledge of the Corporation, is imminent and, to the knowledge of the Corporation, there is no existing, threatened or imminent labour disturbance or union organizing campaign by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation that would have a Material Adverse Change;

(o) except as set forth in Section 3.1(o) of the Disclosure Letter, each of the Corporation and the Subsidiaries holds all necessary and material licences, Permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as presently conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which may adversely change, in a material manner, or terminate such licence, Permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(p) except as set forth in Section 3.1(p) of the Disclosure Letter, the Corporation and its Subsidiaries, taken as a whole (i) own, lease, license, control or otherwise have legal rights to, through unpatented mining claims and millsites, fee lands, mining or mineral leases, exploration and mining permits, mineral concessions or otherwise (collectively, "Mining Rights"), all of the rights, titles and interests materially necessary or appropriate to authorize and enable the appropriate Subsidiary to access and carry on the material mineral exploration and/or mining, development and commissioning activities as currently being undertaken or as planned at the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and at the Thacker Pass Project, and (ii) are not in material default of such rights, titles and interests. All work required to be performed and payments required to be made in relation to those Mining Rights in order to maintain the Corporation's interest therein, if any, have been paid to date, performed or are in the process of being performed in accordance with Applicable Laws and the Corporation and each Subsidiary has complied in all material respects with all Applicable Laws in connection therewith as well as with regard to legal, contractual obligations to third parties (including third party Contracts) in connection therewith, except in respect of non-material Mining Rights that the Corporation or any of its Subsidiaries intends to abandon or relinquish, and except for any non-compliance which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(q) all exploration and development operations on the properties of the Corporation and its Subsidiaries, including all operations and activities relating to the construction, development and commissioning of the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and the Thacker Pass Project, have been conducted in all material respects in accordance with good exploration, development and engineering practices, and all Applicable Laws pertaining to workers' compensation and health and safety have been complied with in all material respects;

(r) other than as set forth in Section 3.1(r) of the Disclosure Letter, the Corporation or its Subsidiaries own, lease, control or otherwise have legal rights to all material Mining Rights under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or its Subsidiaries, as applicable, and subject to the nature and scope of the relevant project, to access, explore for, and/or mine and develop the mineral deposits relating thereto, and, other than as set forth in Section 3.1(r) the Disclosure Letter, no material commission, royalty, license fee or similar payment to any person with respect to the Mining Rights is payable, except which would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. All material Mining Rights in which the Corporation or its Subsidiaries hold an interest or right have been validly registered and recorded in accordance in all material respects with all Applicable Laws and are valid and subsisting. The Corporation and its Subsidiaries have or expect to obtain in the Ordinary Course all necessary surface rights, access rights and other necessary rights and interests relating to the Mining Rights granting the Corporation or its Subsidiaries the right and ability to access, explore for, mine and develop the mineral deposits as are appropriate in view of the rights and interests therein of the Corporation or its Subsidiaries, with only such exceptions as do not unreasonably interfere with the use made by the Corporation or its Subsidiaries of the rights or interest so held; and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or its Subsidiaries, as applicable, except where the failure to be in good standing would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(s) the disclosure of the Mining Rights of the Corporation and its Subsidiaries as reflected in the Corporation Annual Financial Statements as at and for the fiscal year ended December 31, 2021, or as described in the annual information form of the Corporation for the year ended December 31, 2021 filed on March 16, 2022, constitutes an accurate description, in all material respects, of all material Mining Rights held by the Corporation and its Subsidiaries, and the Corporation has no knowledge of any Claim or the basis for any Claim, including a Claim with respect to aboriginal or native rights, that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change on the right thereof to use, transfer or otherwise explore for, develop and mine mineral deposits with respect to such Mining Rights;

(t) with respect to each Material Contract: (i) such Material Contract is in full force and effect and is a valid and binding agreement of the applicable Corporation or Subsidiary, enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy laws, other similar laws affecting creditors' rights and general principles of equity affecting the availability of specific performance and other equitable remedies; (ii) the Corporation or any of the Subsidiaries (as applicable) is not in breach, violation or default in any material respect, nor has such Corporation or Subsidiary received any written notice of breach of, violation of or default under (or of any condition which with the passage of time or the giving of notice would cause a breach or default under), such Material Contract; (iii) to the Corporation's knowledge, no other party is in breach or default in any material respect under such Material Contract; and (iv) the Corporation or Subsidiary (as applicable) has not received any written notice from any counterparty thereto to terminate (other than Material Contracts that are expiring pursuant to their terms) or not renew any Material Contract. Except for the acquisition of Arena Minerals Inc., the Corporation and the Subsidiaries do not have any Contracts of any nature whatsoever to acquire, be acquired by, merge or enter into any business combination or joint venture agreement with any entity, or to acquire any other business or operations;

(u) other than as would not result in a Material Adverse Change:

(i) all Taxes due and payable by the Corporation and the Subsidiaries have been paid. All Tax Returns required to be filed by the Corporation and the Subsidiaries have been duly and timely filed with all appropriate Governmental Entities and all such Tax Returns, declarations, remittances and filings are complete and accurate in all material respects;

(ii) no audit or examination of any Tax of the Corporation or any of the Subsidiaries, other than income tax ruling applications in respect of the Separation Transaction, is currently in progress or, to the knowledge of the Corporation, threatened; and there are no material issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries. All deficiencies proposed as a result of any audits have been paid, reserved against, settled, or, as disclosed, are being contested in good faith by appropriate proceedings. No Claim or assertion has been made, or has been threatened, by any Governmental Entity against the Corporation or any Subsidiaries in any jurisdiction where the Corporation or such Subsidiary does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction;

(iii) none of the Corporation or the Subsidiaries (A) have entered into a written agreement or waiver extending any statute of limitations relating to the assessment, payment or collection of Taxes or the filing of Tax Returns that has not expired or (B) is presently contesting any Tax liability before any Governmental Entity, court, tribunal or other applicable agency;

(iv) all Taxes that the Corporation and the Subsidiaries are (or were) required by Applicable Law to withhold or collect in connection with amounts paid, credited or owing to any Person (including any employee, independent contractor, creditor, stockholder, member or other third party) have been duly withheld or collected, and have been duly and timely paid over to the proper Governmental Entity to the extent due and payable. Each of the Corporation and the Subsidiaries has properly collected and remitted sales, use, value-added, goods and services, GST/HST, property, and similar Taxes with respect to sales, services, and similar transaction;

(v) none of the Corporation or the Subsidiaries (A) has been a member of any affiliated group filing or required to file a consolidated, combined, unitary, or other similar Tax Return (other than any such group of which the Corporation or such Subsidiary is the common parent) or (B) has any liability for the Taxes of any Person as a transferee or successor or by contract (other than ordinary course of business agreements, such as leases or loans, the focus of which is not Taxes);

(vi) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Corporation or any Subsidiaries;

(vii) none of the Corporation or the Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Tranche 2 Closing Date as a result of any of the following that occurred or exists on or prior to the Tranche 2 Closing Date: (A) a change in method of accounting; (B) an agreement with any taxing authority or Governmental Entity; (C) an installment sale or open transaction; or (D) a prepaid amount;

(viii) none of the Corporation and the Subsidiaries has any permanent establishment or otherwise has become subject to Tax in a jurisdiction other than the country of its formation or where it is filing Tax returns;

(ix) except in respect of the Separation Transaction where the Corporation and SpinCo are expected to execute a mutual tax indemnity, none of the Corporation and the Subsidiaries is a party to, or bound by, any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract;

(x) each of the Corporation and the Subsidiaries has complied with all transfer pricing rules (including maintaining appropriate documents for all transfer pricing arrangements for purposes of Section 482 of the Code, section 247 of the Income Tax Act (Canada), or any similar provision in the Tax law of another jurisdiction);

(xi) there is no power of attorney given by or binding upon the Corporation or any Subsidiaries with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired;

(v) each of the Corporation and the Subsidiaries is in full compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a taxing authority, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(w) other than as set forth in Section 3.1(w) of the Disclosure Letter, with respect to the interests in real property comprising the Thacker Pass Project (the "Thacker Pass Properties"), (i) one of the Subsidiaries has good and marketable title to all of that portion of the Thacker Pass Properties comprised of fee lands, free and clear of all Liens other than Permitted Liens, and (ii) with respect to the unpatented mining claims and millsites comprising a portion of the Thacker Pass Project (collectively, the "Unpatented Claims"), subject to the paramount title of the United States of America, one of the Subsidiaries holds good record title to and a valid possessory interest in the Unpatented Claims, free and clear of all Liens other than Permitted Liens, and (A) that Subsidiary is in exclusive possession thereof; (B) all such Unpatented Claims were located, staked, filed and recorded on available public domain land in material compliance with all Applicable Laws; (C) annual assessment work (if applicable) sufficient to satisfy the requirements of Applicable Laws was timely and properly performed on or for the benefit of all such Unpatented Claims and affidavits evidencing such work were timely recorded and filed with the appropriate Governmental Entities, or claim maintenance fees required to be paid under Applicable Laws in lieu of the performance of assessment work in order to maintain the Unpatented Claims have been timely and properly paid and affidavits or other notices evidencing such payments as required under Applicable Laws have been timely and properly filed and recorded; (D) there are no material conflicts between the Unpatented Claims and unpatented mining claims or millsites owned by third parties; and (E) there are Claims pending or, to the knowledge of the Corporation or the Subsidiaries, threatened against or affecting any of the Unpatented Claims;

(x) other than as set forth in Section 3.1(x) of the Disclosure Letter, with respect to the water rights for water use at the Thacker Pass Project:

(i) the Corporation holds good and valid title to or has an irrevocable option to purchase those water rights, free and clear of all Liens other than Permitted Liens;

(ii) each of the water rights is approved, valid and in good standing in the records of the Nevada State Engineer's Office;

(iii) the water rights are adequate, assuming that the existing and future sources can produce the full permitted annual volume and peak flows, for the development and operation of the Thacker Pass Project as contemplated by the Corporation;

(iv) one of the Subsidiaries or the current owner of the water rights has acted with reasonable diligence to work toward placing the water rights to beneficial use, and none of the water rights is presently subject to forfeiture or partial forfeiture from any non-use; and

(v) none of the Subsidiaries or the Corporation has received or has knowledge of any written notices from the Nevada State Engineer or any other Governmental Entities respect to any violations, deficiencies or expired deadlines concerning the water rights;

(y) Computershare Investor Services Inc. is duly appointed as the registrar and transfer agent of the Common Shares;

(z) the Corporation is a "reporting issuer" within the meaning of applicable Securities Laws in all provinces and territories of Canada, and not on the list of reporting issuers in default under applicable Securities Laws, and no securities commission or similar regulatory or Governmental Entity has issued any order preventing or suspending trading of any securities of the Corporation, and the Corporation is not in default of any material provision of applicable Securities Laws. The Common Shares are listed on the TSX and NYSE and trading in the Common Shares on the TSX and the NYSE is not currently halted or suspended. No delisting, suspension of trading or cease trading order with respect to any securities of the Corporation is pending or, to the knowledge of the Corporation, threatened. Neither the Corporation nor its Subsidiaries have received notice of any Claim, inquiry, review or investigation (formal or informal) of the Corporation or its Subsidiaries by any securities commission or similar regulatory authority under applicable Securities Laws or by the TSX or the NYSE that is in effect or ongoing or expected to be implemented or undertaken. The Common Shares are registered under Section 12(b) of the U.S. Exchange Act and the Corporation is in compliance in all material respects with applicable Securities Laws. None of the Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction. The Corporation has filed all documents required to be filed by it in accordance with applicable Securities Laws and the rules and policies of the TSX and the NYSE. Other than as disclosed in Section 3.1(z) of the Disclosure Letter, the documents and information comprising the Disclosure Documents, as at the respective dates they were filed, were in compliance in all material respects with applicable Securities Laws and, where applicable, the rules and policies of the TSX and the NYSE and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Corporation has not filed any confidential material change report that at the date hereof remains confidential;

(aa) the proven and probable mineral reserves and mineral resources, as set forth in Section 3.1(aa) of the Disclosure Letter, were in all material respects prepared in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, and in all material respects in accordance with all Applicable Laws, including the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Corporation or any of the Subsidiaries, or any of their joint ventures, taken as a whole, from the amounts most recently set forth in Section 3.1(aa) of the Disclosure Letter;

(bb) section 3.1(bb) of the Disclosure Letter sets forth a correct list of all material Permits and all such material Permits are in full force and effect, and the Corporation and its Subsidiaries have performed all of its and their obligations under and are, other than as disclosed in Section 3.1(bb) of the Disclosure Letter, and have been, in material compliance with all such Permits. The Corporation and its Subsidiaries are not in violation of, or in material default under, any of the Permits and the Corporation and its Subsidiaries have not received any written or, to its and their knowledge, oral notice from any Governmental Entity (i) indicating or alleging that the Corporation or its Subsidiaries do not possess any material Permit required to own, lease, and operate its properties and assets or to conduct the business as currently conducted or (ii) threatening or seeking to withdraw, revoke, terminate, or suspend any of its or their material Permits. None of the Corporation nor its Subsidiaries' Permits will be subject to withdrawal, revocation, termination, or suspension as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement;

(cc) each of the Corporation and the Subsidiaries owns or possesses the right to use (i) all patents, patent applications, patent disclosures, and inventions and all improvements thereto (whether or not patentable or reduced to practice), continuations, divisionals, continuations-in-part, revisions, provisionals and patents issuing on any of the foregoing, and any renewals, reexaminations, substitutions, extensions, reissues and counterparts of any of the foregoing, together with all prosecution files, utility models and invention disclosures, (ii) all trademarks, service marks, product and service names, brands, trade dress, logos, trade names, designs, business symbols, corporate names, and other indicia of source or business identifiers, whether registered or unregistered, (including all rights to sue in passing off), and all applications, registrations and renewals and extensions of or in connection therewith and common law trademarks and service marks, together with all of the goodwill associated with any of the foregoing, (iii) all copyrights, moral rights, topography rights, rights in databases and design rights, and all applications, registrations, renewals and reversions of or in connection therewith, and all works of authorship (published and unpublished), including rights in software, (iv) domain names, domain name registrations, websites, website content, and social media identifiers, names and tags (including accounts therefor and registrations thereof), (v) all trade secrets, proprietary information, data, know-how and other confidential business or technical information (including research and development, compositions, industrial designs, industrial property, manufacturing and production processes, technical data, designs, specifications and business and marketing plans and proposals), (vi) publicity and privacy rights, (vii) all other forms of rights in technology (whether or not embodied in any tangible form) and including all tangible embodiments of the foregoing, and (viii) all other intellectual property, proprietary and other rights and forms of protection of a similar nature or having equivalent or similar effect to any of these anywhere in the world, (collectively, "Intellectual Property") necessary to permit the Corporation and the Subsidiaries to conduct their business as currently conducted and planned to be conducted. Neither the Corporation nor any of the Subsidiaries has received any notice nor does or has the business of the Corporation or any of the Subsidiaries infringed or conflicted with rights of others with respect to any Intellectual Property, and neither the Corporation nor any of the Subsidiaries have knowledge of any facts or circumstances that would render any Intellectual Property owned by the Corporation and its Subsidiaries invalid or inadequate to protect the interests of the Corporation or the Subsidiaries therein;

(dd) the Corporation and its Subsidiaries take and have taken commercially reasonable steps to protect and maintain the Intellectual Property owned by the Corporation and its Subsidiaries and the confidentiality of trade secrets and material confidential information included therein, and none of the Corporation or its Subsidiaries have disclosed any such confidential Intellectual Property to any third party other than pursuant to a written confidentiality agreement (and other than to legal counsel who are bound by professional obligations of confidentiality), pursuant to which such third party agrees to protect such confidential information;

(ee) neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any Intellectual Property owned by the Corporation and its Subsidiaries; (ii) a breach of any Material Contract related to Intellectual Property; (iii) the release, disclosure, or delivery of any Intellectual Property owned by the Corporation and its Subsidiaries, by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of the Intellectual Property owned by the Corporation and its Subsidiaries;

(ff) all Persons who have contributed, developed or conceived any Intellectual Property owned by the Corporation and its Subsidiaries have done so pursuant to a valid and enforceable agreement or other legal obligation that protects the confidential information of the Corporation and its Subsidiaries and grants the Corporation and its Subsidiaries exclusive ownership of the Person's contribution, development or conception;

(gg) (i) the Corporation and each Subsidiary, their respective properties and assets, and the business, affairs and operations of each of the Corporation and the Subsidiaries, have been in compliance in all material respects with all Environmental Laws and Environmental Permits; (ii) neither the Corporation nor the Subsidiaries are in material violation of any regulation relating to the Release or Threatened Release of Hazardous Materials; (iii) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws and Environmental Permits; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or a Claim by any private party or Governmental Entity, against or affecting the Corporation or the Subsidiaries relating to Hazardous Materials or any Environmental Laws; and (v) there are no Environmental Permits which either the Corporation or the Subsidiaries do not have which are necessary to conduct the business, affairs and operations of each of the Corporation and the Subsidiaries as presently conducted or as planned, except for such Environmental Permits which if not obtained would not have a Material Adverse Change. Except as set forth on Section 3.1(gg) of the Disclosure Letter, the Corporation and each Subsidiary has, collectively, obtained or possess all material Permits required by Applicable Law and/or expects to receive all renewals for material Permits, including all material Environmental Permits, to own, lease, and operate its properties and assets and to conduct the business as currently conducted or proposed to be conducted by the Corporation and the Subsidiaries, including access to and the construction, commissioning and operation of the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and the Thacker Pass Project. Each material Environmental Permit, is valid, subsisting and in good standing and neither the Corporation nor any such Subsidiary is in default or breach of any material Environmental Permit, and no proceeding is pending or, to the knowledge of the Corporation, threatened to revoke or limit any material Environmental Permit. No approval, consent or authorization of any aboriginal or native group is pending for the operation of the businesses carried on or proposed to be commenced by the Corporation or any of its Subsidiaries, including access to and the construction, commissioning and operation of the Argentina Projects (excluding the Sal de la Puna project in Salta Province, Argentina) and the Thacker Pass Project. Neither the Corporation nor any of its Subsidiaries has used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials, except where such use would not reasonably be expected to result in a Material Adverse Change. Neither the Corporation nor any of its Subsidiaries, including if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Law, and neither the Corporation nor any of its Subsidiaries, including if applicable, any predecessor companies, have settled any allegation of material non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or any Subsidiary, nor has the Corporation or any Subsidiary received notice of any of the same. Except as ordinarily or customarily required by applicable Environmental Permits, neither the Corporation nor any of its Subsidiaries has received any notice or Claim wherein it is alleged or stated that it is potentially responsible in a material amount for a federal, provincial, state, municipal or local clean-up site or corrective action under any Environmental Laws. There are no environmental audits, evaluations, assessments, studies or tests relating to the Corporation or any of its Subsidiaries except for ongoing assessments conducted by or on behalf of the Corporation in the ordinary course;

(hh) in the Ordinary Course, the Corporation conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Corporation and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any Permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). No facts or circumstances have come to the Corporation's attention that could result in costs or liabilities that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(ii) neither the Corporation nor any of its Subsidiaries sponsors or maintains or has any obligation to make contributions to any "pension plan" (as defined in Section 3(2) of ERISA) subject to the standards of Section 302 of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Each material plan for bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its Subsidiaries for the benefit of any current or former director, officer or employee of the Corporation or its Subsidiaries, as applicable (the "Employee Plans"), has been maintained in all material respects in accordance with its terms and with the requirements prescribed by any and all Applicable Laws in respect of such Employee Plans;

(jj) other than fees to be paid to the Corporation's financial advisors in connection with the advisory services rendered by them in connection with the transactions contemplated by this Agreement as disclosed in Section 3.1(jj) of the Disclosure Letter, there is no broker, finder or other party or Person, that is entitled to receive from the Corporation any brokerage or finder's fee or other fee or commission as a result of any transactions contemplated by this Agreement;

(kk) the Corporation does not have any outstanding extension of credit, in the form of a personal loan, to or for any director or executive officer of the Corporation except for such extensions of credit as are expressly permitted by Section 13(k) of the Exchange Act;

(ll) each of the Corporation and the Subsidiaries are insured by recognized and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Corporation and the Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any of the Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire, or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change. Neither the Corporation nor the Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied;

(mm) neither the Corporation nor any of the Subsidiaries nor any director, officer, or employee of the Corporation or any of the Subsidiaries, nor to the knowledge of the Corporation, any agent, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries has, in the course of its actions for, or on behalf of, the Corporation or any of the Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Corporation and the Subsidiaries and, to the knowledge of the Corporation, the Corporation's affiliates have conducted their respective businesses in compliance with the FCPA and CFPOA and have instituted and maintain (or are in the process of instituting and maintaining) policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith;

(nn) the operations of the Corporation and the Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;

(oo) neither the Corporation, the Subsidiaries, directors, officers, or employees, nor, to the knowledge of the Corporation, after reasonable inquiry, any agent, affiliate or other person acting on behalf of the Corporation or any of the Subsidiaries is currently the subject or the target of any U.S. Sanctions administered by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") or the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury of the United Kingdom, or other relevant Sanctions Authority; nor is the Corporation or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Crimea, Cuba, Iran, North Korea, Russia and Syria; and the Corporation will not directly or indirectly use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, or any joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing, is the subject or the target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as underwriter, advisor, investor or otherwise) of applicable Sanctions. For the past five years, the Corporation and its subsidiaries have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any sanctioned country;

(pp) neither the Corporation, nor any of its Subsidiaries or their respective directors, officers, or employees, nor any direct or, to the knowledge of the Corporation, indirect owner of one percent (1%) or more interest in the Corporation as of the date of this Agreement, or any direct or, to the knowledge of the Corporation, indirect owner that may acquire five percent (5%) or more interest in the Corporation after the date of this Agreement: (i) is a Sanctioned Person; or (ii) to the best knowledge of the Corporation, acts under the direction of, on behalf of, or for the benefit of a Sanctioned Person;

(qq) the Corporation is in compliance, in all material respects, with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder;

(rr) except as disclosed in Section 3.1(rr) of the Disclosure Letter, there has been no material security breach or other material compromise of or relating to any of the Corporation or the Subsidiaries' information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, "IT Systems and Data") and (i) the Corporation and each of the Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other material compromise to their IT Systems and Data; (ii) the Corporation and each of the Subsidiaries are presently in material compliance with all Applicable Laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or Governmental Entity, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change; and (iii) the Corporation and each of the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(ss) the Corporation and each of the Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation the Health Insurance Portability and Accountability Act of 1996, and the Corporation and the Subsidiaries have taken commercially reasonable actions to prepare to comply with, and since May 25, 2018, have been and currently are in material compliance with, the European Union General Data Protection Regulation ("GDPR") (EU 2016/679), to the extent the GDPR applies to the Corporation (collectively, the "Privacy Laws"). To ensure compliance with the Privacy Laws, the Corporation and each of the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, disclosure, handling, and analysis of personal data (the "Policies"). The Corporation and each of the Subsidiaries have at all times made all material disclosures to users or customers required by Applicable Laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have, to the knowledge of the Corporation, been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Corporation further certifies that neither it nor any of the Subsidiaries (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law, except with respect to subsection (i), (ii) and (iii) as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Change;

(tt) the Corporation believes that it was a "passive foreign investment company" ("PFIC") as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended (the "Code") for its tax year ended December 31, 2021, and based on current business plans and financial expectations, the Corporation expects that it may be a PFIC for the tax year ended December 30, 2022 and for its current tax year and may be a PFIC in future tax years;

(uu) neither the Corporation nor any of the Subsidiaries have taken, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Common Shares or of any "reference security" (as defined in Rule 100 of Regulation M under the Exchange Act ("Regulation M")) with respect to the Common Shares, whether to facilitate the sale or resale of the Common Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M;

(vv) the Corporation is not, and will not be, either after receipt of payment for Purchased Shares or after the application of the proceeds therefrom, required to register as an "investment company" under the Investment Company Act of 1940, as amended;

(ww) there are no business relationships or related-party transactions involving the Corporation or any of its Subsidiaries or any other Person required to be disclosed under Securities Laws which have not been disclosed;

(xx) except as disclosed in Section 3.1(xx) of the Disclosure Letter, none of the directors, officers or employees of the Corporation or the Subsidiaries or any associate or Affiliate of any of the foregoing has any interest, direct or indirect, in any material transaction or any proposed transaction with the Corporation or the Subsidiaries;

(yy) the Purchased Shares, at the Tranche 2 Closing, shall be duly authorized, validly issued, fully paid and non-assessable common shares of the Corporation and the provisions thereof shall conform in all material respects with their descriptions in this Agreement;

(zz) none of the outstanding Common Shares were issued in violation of any pre-emptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. Other than the Convertible Notes, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any shares of the Corporation or any of its Subsidiaries;

(aaa) the issue of the Purchased Shares will not be subject to any pre-emptive right, rights of first refusal or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject;

(bbb) the Corporation has complied, or will comply, with all Applicable Laws in connection with the offer, sale and issuance of the Purchased Shares. The Corporation has obtained or will obtain prior to Tranche 2 Closing all necessary approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including the conditional approvals of the TSX and the NYSE;

(ccc) the Corporation and its Subsidiaries have to their knowledge provided truthful and materially complete information to CFIUS and Canadian Governmental Authorities with respect to inquiries or requests that the Corporation or its Subsidiaries have received, including all Specified Matters;

(ddd) to the Corporation's knowledge, there are no undisclosed facts or circumstances which may constitute a Material Adverse Change; and

(eee) as of the date of this Agreement, neither the Corporation nor any of its Subsidiaries is in receipt of any oral or written offer, indication of interest, proposal or inquiry relating to any (i) direct or indirect acquisition of an equity interest (whether by merger, consolidation, stock sale or other business combination) in the Corporation's Thacker Pass Project or assets related thereto, (ii) acquisition of any of the voting equity interests of the Corporation through a primary issuance for cash proceeds, (iii) offtake or similar arrangement with respect to production at the Thacker Pass Project, (iv) tender offer or exchange offer by the Corporation that if consummated would result in any person or that person's affiliates beneficially acquiring any of the voting equity interests of the Corporation, (v) merger, consolidation, other business combination or similar transaction involving the Corporation or any of its Subsidiaries, pursuant to which such person would own any of the consolidated assets, net revenues or net income of the Corporation and its Subsidiaries, taken as a whole, or (vi) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Corporation or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Corporation, in all cases of clauses (i)-(vi), where such transaction is to be entered into with any FEOC; and

(fff) SpinCo has been duly incorporated or otherwise organized and is validly existing as a corporation under the Applicable Laws of the jurisdiction in which it was incorporated, or otherwise organized, as the case may be, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of SpinCo.]

3.2 Representations and Warranties of the Investor

The Investor hereby represents and warrants to the Corporation as follows and acknowledges that the Corporation is relying on such representations and warranties in connection with the transactions contemplated herein:

(a) this Agreement has been duly authorized, executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors' rights generally, and will not violate or conflict with the constating documents of the Investor or the terms of any restriction, agreement or undertaking to which the Investor is subject;

(b) the Investor has been duly incorporated and is validly existing as a limited liability company under the Applicable Laws of the jurisdiction in which it was formed, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Investor, and the Investor has the necessary corporate power and authority to execute and deliver the Agreement and to observe and perform its covenants and obligations hereunder and thereunder and has taken all necessary action in respect thereof;

(c) the Investor is subscribing for the Purchased Shares as principal for its own account and not as agent for the benefit of any other Person (within the meaning of Securities Laws) for investment purposes only and has no current intention to sell or otherwise dispose of the Purchased Shares;

(d) the Investor is not a "bad actor" within the meaning of Rule 506(d) promulgated under the U.S. Securities Act; and

(e) the Investor has not received or been provided with a prospectus or an offering memorandum (as such term is defined in the Securities Act (Ontario)).

3.3 Acknowledgements and Authorizations of the Investor

The Investor hereby acknowledges and agrees as follows:

(a) no applicable securities regulatory authority (or authorities) or regulator, agency, Governmental Entity, regulatory body, stock exchange or other regulatory body has reviewed or passed on the investment merits of the Purchased Shares;

(b) the Purchased Shares will be subject to a restricted period on resale prescribed by Section 2.5 of National Instrument 45-102 - Resale of Securities and the Investor Rights Agreement; and

(c) the certificate representing the Purchased Shares, when issued, will bear or be bound by, a legend substantially in the form set out in Schedule A hereto, as well as any legends prescribed by the Securities Laws of Canada and the United States and the policies of the TSX and NYSE.

ARTICLE 4

CONDITIONS PRECEDENT TO TRANCHE 2 CLOSING

4.1 Investor's Conditions Precedent to Tranche 2 Closing

The Investor's obligation under this Agreement to purchase the Purchased Shares, shall be subject to the following conditions (which conditions may be waived by the Investor in its sole discretion):

(a) (i) the representations and warranties of the Corporation contained in Sections 3.1(a) (Due Authorization), 3.1(b) (Organization and Existence) and 3.1(d) (Subsidiaries) of this Agreement shall be true and correct in all respects as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all respects, as of such date, and (ii) the other representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality or Material Adverse Change, in all respects) as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date;

(b) (i) the Investor Rights Agreement and the Offtake Agreement shall remain in full force and effect and (ii) the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 2 Closing;

(c) the Investor shall have received a certificate from a senior officer of the Corporation (on the Corporation's behalf and without personal liability), in form and substance satisfactory to the Investor, acting reasonably, confirming satisfaction of the conditions referred to in Sections 4.1(a) and 4.1(b);

(d) there shall be no issued Order, injunction, judgment or ruling filed, entered, issued, or imposed by any Governmental Entity reasonably expected to have the effect of enjoining, delaying, restricting, preventing, or making illegal the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions contemplated hereby or thereby are improper and no Applicable Law shall have been enacted or shall be deemed applicable to any of the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of any of such transactions illegal;

(e) the Corporation shall hold or possess the required federal and state land use permits and the Water Pollution Control Permit necessary for the development and operation of the Thacker Pass Project;

(f) there shall not be in effect and continuing any Order, injunction, judgement or ruling imposed by any Governmental Entity which materially enjoins, restricts, prevents, or makes illegal the construction, development or operation of the Thacker Pass Project and no Applicable Law shall have been enacted or deemed applicable to the Thacker Pass Project which makes illegal the construction, development or operation of the Thacker Pass Project;

(g) no Material Adverse Change shall have occurred;

(h) the Common Shares shall continue to be listed for trading on the TSX and the NYSE as at the Tranche 2 Closing Date;

(i) the Corporation shall not be the subject of a cease trading order (including a management cease trade order) made by any applicable securities regulatory authority (or authorities) or regulator in Canada or the United States or other Governmental Entity;

(j) the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including any required conditional approval of the TSX and any required authorization of the NYSE;

(k) the Corporation shall have secured sufficient Available Capital to complete the Thacker Pass Development Plan Funding, and shall have delivered to Investor a certificate from the chief financial officer of the Corporation certifying that it has secured all such Available Capital (the "TP Available Capital Notice");

(l) all necessary filings required under any applicable competition or antitrust laws shall have been made and the expiration or termination of any applicable waiting or review periods under any competition or antitrust Applicable Laws has occurred and all requisite approvals and authorizations under any competition or antitrust competition or antitrust Applicable Laws have been obtained, in each case to the extent necessary to consummate the transactions contemplated hereby in compliance with such competition or antitrust Applicable Laws; and

(m) the Investor shall have received the closing deliveries set forth in Section 5.2.

If any of the foregoing conditions has not been fulfilled by the Outside Date, the Investor may elect not to complete the Tranche 2 Investment by notice in writing to the Corporation. The Investor may waive compliance with any condition in whole or in part, without prejudice to its rights in the event of non-fulfilment of any other condition, in whole or in part, or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

4.2 Issuer's Conditions Precedent to Tranche 2 Closing

The Corporation's obligation under this Agreement to issue and sell the Purchased Shares, is subject to the following conditions (which conditions may be waived by the Corporation in its sole discretion):

(a) the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects) as at the Tranche 2 Closing Time, with the same force and effect as if made on and as at the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, as regards specific representations and warranties if qualified by materiality, in all respects), as of such date, after giving effect to the transactions contemplated by this Agreement;

(b) the Investor shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under this Agreement and the Ancillary Agreements required to be performed or complied with prior to the Tranche 2 Closing;

(c) the Corporation shall have received a certificate from an officer of the Investor (on the Investor's behalf and without personal liability), in form and substance satisfactory to the Corporation, acting reasonably, confirming the conditions referred to in Sections 4.2(a) and 4.2(b);

(d) there shall be no issued Order, injunction, judgment or ruling filed, entered, issued, or imposed by any Governmental Entity reasonably expected to have the effect of enjoining, delaying, restricting, preventing, or making illegal the consummation of the transactions contemplated in this Agreement or any Ancillary Agreement or claiming that such transactions contemplated hereby or thereby are improper and no Applicable Law shall have been enacted or shall be deemed applicable to any of the transactions contemplated by this Agreement or any Ancillary Agreement which makes the consummation of any of such transactions illegal;

(e) the Corporation shall have made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation in connection with the sale of the Purchased Shares as herein contemplated, including any required conditional approval of the TSX and any required authorization of the NYSE; and

(f) the Corporation shall have received the closing deliveries set forth in Section 5.3.

If any of the foregoing condition has not been fulfilled by the Tranche 2 Closing Date, the Corporation may elect not to complete the Tranche 2 Investment by notice in writing to the Investor. The Corporation may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition, in whole or in part, or to their rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement.

ARTICLE 5

TRANCHE 2 CLOSING

5.1 Time and Place of Tranche 2 Closing

The closing of the subscription and issuance of the Purchased Shares (the "Tranche 2 Closing") shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at the Tranche 2 Closing Time, or at such other place, date or time as agreed upon by the Investor and the Corporation.

5.2 Issuer's Tranche 2 Closing Deliveries

At or prior to the Tranche 2 Closing Time, the Corporation shall deliver to the Investor the following:

(a) a certificate of good standing of the Corporation dated within two (2) Business Days of the Tranche 2 Closing Date issued pursuant to the BCBCA;

(b) a certificate dated the date of Tranche 2 Closing addressed to the Investor and signed by the Chief Executive Officer and Chief Financial Officer of the Corporation (in each case without personal liability) in form and content satisfactory to the Investor and counsel to the Investor (each acting reasonably), certifying with respect to:

(i) the currently effective constating documents of the Corporation;

(ii) the necessary corporate approvals of the Corporation for the offering and issuance of the Purchased Shares and the other transactions contemplated by this Agreement; and

(iii) an incumbency and signatures of signing persons of authority and officers of the Corporation;

(c) a corporate law and Securities Law opinion from the Corporation's legal counsel, in a form satisfactory to the Investor, acting reasonably, as to certain matters relating to the Corporation, the distribution of the Purchased Shares, an exemption to the registration requirements under Securities Laws and other related matters;

(d) legal opinions, in form satisfactory to the Investor, acting reasonably, as to the Applicable Laws in Argentina and the ownership of the Argentina Projects and the Corporation's interest therein;

(e) a legal opinion, in a form satisfactory to the Investor, acting reasonably, as to the Applicable Laws in the State of Nevada and the ownership of the Thacker Pass Project and the Corporation's interest therein;

(f) evidence of any required conditional approval of the TSX and any required authorization of the NYSE with respect to the sale and the listing of the Purchased Shares as herein contemplated;

(g) share certificate(s) or Direct Registration System statement(s) representing the Purchased Shares and registered in accordance with the registration instructions set forth in Schedule B hereto, or as may be otherwise subsequently directed by the Investor in writing; and

(h) such further certificates and other documentation from the Corporation as may be contemplated herein or as the Investor may reasonably request.

5.3 Investor's Tranche 2 Closing Deliveries.

At or prior to the Tranche 2 Closing Time, the Investor shall deliver to the Corporation, the following:

(a) a completed Accredited Investor Status Certificate, in the form attached hereto as Schedule A and completed registration details as set forth in Schedule B;

(b) the Tranche 2 Subscription Price by wire transfer of immediately available funds to an account designated by the Corporation; and

(c) such further certificates and other documentation from the Investor as may be contemplated herein or as the Corporation may reasonably request.

ARTICLE 6

COVENANTS

6.1 Actions to Satisfy Tranche 2 Closing Conditions

Each of the parties shall take commercially reasonable efforts to ensure satisfaction of each of the conditions for which they are responsible for performing, delivering or satisfying set forth in Article 4 and make all of their respective deliveries set forth in Article 5 as soon as practicable and prior to the Outside Date.

6.2 Consents, Approvals and Authorizations

(a) The Corporation covenants that it shall prepare, file and diligently pursue until received all necessary consents, approvals and authorizations of any Person and make such necessary filings, as are required to be obtained under Applicable Laws with respect to this Agreement and the transactions contemplated hereby.

(b) The Corporation shall keep the Investor fully informed regarding the status of such consents, approvals and authorizations, and the Investor, its representatives and counsel shall have the right to provide input into any applications for approval and related correspondence, which will be incorporated by the Corporation, acting reasonably. The Corporation will provide notice to the Investor (and its counsel) of any proposed substantive discussions with the TSX or the NYSE in connection with the transactions contemplated by this Agreement. On the date all such consents, approvals and authorizations have been obtained by the Corporation and all such filings have been made by the Corporation, the Corporation shall notify the Investor of same.

(c) Without limiting the generality of the foregoing, the Corporation shall promptly make all filings required by the TSX and the NYSE. If the approval or authorization of either of the TSX and the NYSE is "conditional approval" subject to the making of customary deliveries to the TSX or the NYSE after the Tranche 2 Closing Time, the Corporation shall ensure that such filings are made as promptly as practicable after such date and in any event within the time frame contemplated in the conditional approval letter from the TSX or the authorization from the NYSE, as applicable.

(d) The Corporation shall, as promptly as practicable after the date hereof, seek, and continue to use commercially reasonable efforts to seek until obtained, the consent of each Person which is required in connection with the transactions contemplated hereby, but excluding, for greater certainty, the preparation or filing of a prospectus, offering memorandum, registration statement or similar document in any jurisdiction.

6.3 Notice

Until the earlier of the Tranche 2 Closing Time and the termination of this Agreement, the Corporation shall promptly notify the Investor of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a) cause any of the representations or warranties of the Corporation contained in Section 3.1 of this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Tranche 2 Closing Time; or

(b) result in the failure of the Corporation to comply in any material respect with any covenant or agreement to be complied with by the Corporation pursuant to the terms of this Agreement.

6.4 Separation Transaction Share Purchase and Warrant Exercise

Provided the Tranche 2 Closing has not occurred, prior to the completion of the Separation Transaction, the Investor and the Corporation acknowledge and agree that, concurrently with the completion of the Separation Transaction, the Investor shall subscribe for one (1) Purchased Share at its then Current Market Price and shall exercise the Warrants to purchase, in aggregate, one (1) Purchased Share.

6.5 SpinCo Subscription Agreement

The parties hereby agree that prior to the Separation Transaction Completion Date, they shall use good faith efforts to settle the terms of a subscription agreement between SpinCo and Investor for the purchase of SpinCo Shares (the "SpinCo Subscription Agreement"). The parties further acknowledge and agree that the SpinCo Subscription Agreement shall provide for an aggregate subscription amount equal to the Tranche 2 Investment and be on substantially the same terms as this Agreement with certain necessary modifications, including the following:

(a) adjustment to the representations and warranties to reflect the resulting division of assets and changes in the Corporation and SpinCo arising from the Separation Transaction;

(b) references herein to the "Purchased Shares" shall be reflected as SpinCo Shares;

(c) the Current Market Price shall be in respect of SpinCo Shares;

(d) the Tranche 2 Price Ceiling shall be the Relative SpinCo Value Ratio multiplied by the Tranche 2 Price Ceiling (subject to adjustment in the event that Common Shares and SpinCo Shares and are not issued on one-for-one basis in connection with the Separation Transaction); and

(e) all references to the Separation Transaction or to the rights and obligations of the Corporation or the Investor in respect of the Separation Transaction shall be removed.

The parties further acknowledge and agree that immediately after the Separation Transaction Completion Date, the Investor shall, and Corporation shall cause SpinCo to, execute and deliver the SpinCo Subscription Agreement and, provided the transactions in Section 6.4 have been completed, the parties agree that all rights and obligations under this Agreement shall have been completed, other than the rights and obligations described in this Section 6.5, and that no other rights and obligations shall exist. Notwithstanding the foregoing, the parties will remain liable for all breaches of this Agreement prior to the execution of the SpinCo Subscription Agreement.

6.6 Change of Control

If the Corporation becomes subject to a binding agreement or otherwise announces a Change of Control or a Third Party announces an intention to complete a Change of Control, the Corporation shall provide a Change of Control Notice to the Investor at least sixty (60) days prior to the date of the closing of the Change of Control transaction. Upon receipt of such Change of Control Notice, the Investor may (but shall not be obligated to) waive the conditions precedent in its favour contained in Section 4.1, in which case the parties shall proceed to complete the Tranche 2 Investment prior to the consummation of the Change of Control and the Change of Control Notice shall be deemed to serve as the TP Available Capital Notice for the purpose of determining the Tranche 2 Subscription Price.

ARTICLE 7

TERMINATION

7.1 Termination

This Agreement shall terminate upon:

(a) the date on which this Agreement is terminated by the mutual consent of the parties;

(b) written notice by either party to the other upon completion of a Change of Control in the event the Tranche 2 Closing has not occurred prior to the completion of such Change of Control;

(c) written notice by either party to the other in the event the Tranche 2 Closing has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations, warranties or covenants under this Agreement has been the cause of, or resulted in, the failure of the Tranche 2 Closing to occur by such date;

(d) by either party if any Governmental Entity of competent jurisdiction issues an Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to a party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Order or the failure of such Order to be resisted, resolved, or lifted;

(e) by the Investor, if Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.1 and (ii) (A) if capable of being cured, has not been cured by the Corporation by the earlier of the Outside Date and the date that is thirty (30) days after the Corporation's receipt of written notice from the Investor stating the Investor's intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination or (B) is incapable of being cured;

(f) by the Corporation, if the Investor breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 4.2 and (ii) (A) if capable of being cured, has not been cured by the Investor by the earlier of the Outside Date and the date that is thirty (30) days after the Investor's receipt of written notice from the Corporation stating the Corporation's intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination or (B) is incapable of being cured; or

(g) the date on which this Agreement is terminated by written notice of the Investor on the dissolution or bankruptcy of the Corporation or the making by the Corporation of an assignment under the provisions of the Bankruptcy and Insolvency Act (Canada) or the taking of any proceeding by or involving the Corporation under the Companies Creditors' Arrangement Act (Canada) or any similar legislation of any jurisdiction.

7.2 Effect of Termination

In the event of the termination of this Agreement as provided in this Article 7, this Agreement shall become void and of no further force or effect without liability of any party (or any Corporation or Investor shareholder, director, officer, employee, agent, consultant or representative of such party) to any other party to in connection with this Agreement, except that no such termination shall relieve any party from liability for damages to another party resulting from a willful and material breach of this Agreement prior to the date of termination.

ARTICLE 8

INDEMNIFICATION

8.1 Indemnification by the Corporation

(a) The Corporation shall indemnify and save harmless the Investor and each of its directors, officers and employees (collectively referred to as the "Investor Indemnified Parties") from and against any Losses which may be made or brought against the Investor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i) any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement as of the date of the Tranche 2 Closing Time, with the same force and effect as if made on and as at the date of the Tranche 2 Closing Time, except for such representations and warranties which are in respect of a specific date in which case as of such date.

(b) The Corporation's obligations under Section 8.1(a) shall be subject to the following limitations:

(i) the Survival Date, in accordance with Section 8.5;

(ii) the Corporation shall not be liable for any special, indirect, incidental, consequential, punitive or aggravated damages, including damages for loss of profits and lost business opportunities or damages calculated by reference to any purchase price methodology; and

(iii) the Corporation shall not be liable for any amount under this Article 8 to the extent an Investor Indemnified Party has been fully compensated for a Loss under any other provision of this Agreement, or the Master Purchase Agreement or under any other agreement or action at law or equity.

8.2 Indemnification by the Investor

(a) The Investor shall indemnify and save harmless the Corporation and its directors, officers and employees (collectively referred to as the "Corporation Indemnified Parties") from and against any Losses which may be made or brought against the Corporation Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i) any non-fulfilment or breach of any covenant or agreement on the part of the Investor contained in this Agreement; or

(ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Investor contained in this Agreement or given at the Tranche 2 Closing Time.

(b) The Investor's obligations under Section 8.2(a) shall be subject to the Survival Date in accordance with Section 8.5.

8.3 Indemnification Procedure

(a) Promptly, and in any event within 20 days, after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a Claim in respect thereof is to be made against any Indemnifying Party, notify the Indemnifying Party of the commencement thereof. Such notice shall specify whether the Claim arises as a result of a claim by a third party Person (a "Third Party") against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also include a description of the Loss in reasonable detail including the sections of this Agreement which form the basis for such Loss, copies of all material written evidence of such Loss in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will sustained by any Indemnified Party, including reasonable supporting documentation therefor; provided that the failure to so notify the Indemnifying Party shall not relieve such Indemnifying Party of its obligations hereunder unless and to the extent the Indemnifying Party is actually and materially prejudiced by such failure to so notify.

(b) With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have sixty (60) days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such sixty-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim. If following the expiration of the sixty-day period (or any mutually agreed upon extension thereof) the parties cannot agree to the validity and amount of such Claim, the Indemnified Party and the appropriate Indemnifying Party shall proceed to establish the merits and amount of such Claim (by confidential arbitration in accordance with Section 9.6) and, within five (5) Business Days following the final determination of the merits and amount, if any, of such Claim, the Indemnifying Party shall pay to the Indemnified Party in immediately available funds an amount equal to such Claim as determined hereunder.

(c) With respect to any Third Party Claim, following the receipt of notice of any Third Party Claim to the Indemnifying Party under Section 8.3(a), the Indemnifying Party shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 8.3(a), to assume the control, defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party in accordance with the terms of this Article.

(d) Upon the assumption of control of any Claim by the Indemnifying Party as set out in Section 8.3(b), the Indemnifying Party shall diligently proceed with the defence, compromise or settlement of the Claim at its sole expense, including, if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall cooperate fully, but at the expense of the Indemnifying Party with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Party all pertinent information and witnesses under the Indemnified Party's control, make such assignments and take such other steps as in the opinion of counsel for the Indemnifying Party are reasonably necessary to enable the Indemnifying Party to conduct such defence. The Indemnified Party shall also have the right to participate in the negotiation, settlement or defence of any Claim at its own expense.

(e) The final determination of any Claim pursuant to this Section 8.3, including all related costs and expenses, shall be binding and conclusive upon the parties as to the validity or invalidity, as the case may be, of such Claim against the Indemnifying Party.

(f) If the Indemnifying Party does not assume control of a Claim as permitted in Section 8.3(b), the obligation of the Indemnifying Party to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such claim without the consent of the Indemnifying Party.

(g) Notwithstanding anything to the contrary in this Section 8.3, the indemnity obligations in this Article 8 shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that any Losses to which an Indemnified Party may be subject were caused solely by the negligence, fraud or wilful misconduct of the Indemnified Party.

(h) Except for any Claims arising from negligence, fraud or wilful misconduct of the Indemnifying Party, the rights to indemnification set forth in this Article 8 shall be the sole and exclusive remedy of the Indemnified Parties (including pursuant to any statutory provision, tort or common law) in respect of:

(i) any non-fulfilment or breach of any covenant or agreement on the part of the Corporation contained in this Agreement; or

(ii) any misrepresentation or any incorrectness in or breach of any representation or warranty of the Corporation contained in this Agreement.

(i) An Investor Indemnified Party shall not be entitled to double recovery for any loss even though such loss may have resulted from the breach of one or more representations, warranties or covenants in this Agreement.

8.4 Contribution

If the indemnification provided for in this Article 8 is held by a court of competent jurisdiction to be unavailable to a Indemnified Party with respect to any Losses referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with matters that resulted in such Loss, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or fault.

8.5 Survival

Each party hereto acknowledges that the representations, warranties and agreements made by it herein are made with the intention that they may be relied upon by the other party. The parties further agree that the representations, warranties, covenants and agreements shall survive the purchase and sale of the Purchased Shares and shall continue in full force and effect for a period ending on the date that is twelve (12) months following the Tranche 2 Closing, notwithstanding any subsequent disposition by the Investor of the Purchased Shares or any termination of this Agreement; provided, however, that the representations and warranties of the Corporation set forth in Sections 3.1(a), 3.1(b), 3.1(c), and 3.1(h) of this Agreement and the representations of the Investor set forth in Section 3.2 of this Agreement shall survive indefinitely (the survival date of each representation, warranty, covenant and agreement herein as set forth above is referred to as the "Survival Date"). This Agreement shall be binding upon and shall enure to the benefit of the parties hereto, their respective successors, assigns and legal representatives. Notwithstanding the foregoing, the provisions contained in this Agreement related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely, provided that, no Claim for indemnity pursuant to this Article 8 may be made after the Survival Date for the applicable representation, warranty, covenant or agreement unless notice of the Claim was provided to the Indemnifying Party on or prior to the Survival Date.

8.6 Duty to Mitigate

Nothing in this Agreement shall in any way restrict or limit the general obligation at law of a party hereto to mitigate any loss which it may suffer or incur by reason of a breach of any representation, warranty or covenant of that other party under this Agreement. If any Loss can be reduced by any recovery, settlement, or payment by or against any other Person, a party hereto shall take all appropriate steps to enforce such recovery, settlement or payment. If the Indemnified Party fails to make all commercially reasonably efforts to mitigate any Loss then the Indemnifying Party shall not be required to indemnify any Indemnifying Party for the Loss that could have been avoided if the Indemnified Party had made such efforts.

8.7 Trustee

Each party hereto hereby acknowledges and agrees that, with respect to this Article 8, the Investor is contracting on its own behalf and as agent for the other Investor Indemnified Parties referred to in this Article 8 and the Corporation is acting on its own behalf and as agent for the other Corporation Indemnified Parties referred to in this Article 8. In this regard, the Investor shall act as trustee for such Investor Indemnified Parties of the covenants of the Corporation under this Article 8 with respect to such Investor Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Investor Indemnified Parties, and the Corporation shall act as trustee for such Corporation Indemnified Parties of the covenants of the Investor under this Article 8 with respect to such Corporation Indemnified Parties and accepts these trusts and shall hold and enforce those covenants on behalf of such Corporation Indemnified Parties.

ARTICLE 9

GENERAL PROVISIONS

9.1 Expenses

Each party shall bear its own fees and expenses incurred in connection with this Agreement.

9.2 Time of the Essence

Time shall be of the essence of this Agreement.

9.3 Further Acts

Each of the parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other parties may reasonably require from time to time for the purpose of giving effect to this Agreement.

9.4 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors, permitted assigns and legal representatives.

9.5 Governing Law

This Agreement shall be construed and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

9.6 Jurisdiction and Venue

Any dispute, controversy, or claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability thereof, shall be resolved by confidential arbitration. The arbitration shall be conducted by three (3) arbitrators and administered by the International Centre for Dispute Resolution in accordance with its International Dispute Resolution Procedures in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the parties. Each party shall designate one (1) arbitrator, with the third arbitrator to be designated by the parties by agreement, or failing such agreement, by the two party-appointed arbitrators. The seat of the arbitration shall be Toronto, Canada and it shall be conducted in the English language. Notwithstanding Section 9.5, the arbitration and this agreement to arbitrate shall be governed by Ontario's International Commercial Arbitration Act, 2017, S.O. 2017, c. 2, Sched. 5. The arbitration award shall be final and binding on the parties, and the parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant party or its assets. Notwithstanding the foregoing, in the event either party seeks injunctive relief, they may seek to have that dispute determined by the Ontario Superior Court of Justice or any other court of competent jurisdiction.

9.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

9.8 Entire Agreement

This Agreement, the provisions contained in this Agreement, and the agreements and other documents to be delivered pursuant to this Agreement, constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior communications, proposals, representations and agreements, whether oral or written, with respect to the subject matter thereof.

9.9 Notices

Any notice or other communication to be given hereunder shall be in writing and shall, in the case of notice to the Investor, be addressed to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: John Stapleton, Vice President, Global Financial Strategy and FP&A

Email:                                            Redacted - Personal Information

with copies to:

General Motors Holdings LLC

300 Renaissance Center

Detroit, Michigan

USA 48265-3000

Attention: Lead Counsel, Corporate Development & Global M&A

Email:                                                              Redacted - Personal Information

Mayer Brown LLP

Two Palo Alto Square, #300

3000 El Camino Real

Palo Alto, California

USA 94306

Attention: Nina Flax and Peter Wolf

Email:                                                                                               Redacted - Personal Information

and in the case of notice to the Corporation shall be addressed to:

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada V6C 1E5

Attention: Jonathan Evans, President & Chief Executive Officer

Email:                                                        Redacted - Personal Information

with copies to (which shall not constitute notice):

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada V6C 1E5

Attention: Director, Legal Affairs and Corporate Secretary

Email:                                              Redacted - Personal Information

Cassels Brock & Blackwell LLP

2200 HSBC Building, 885 West Georgia Street

Vancouver, British Columbia V6C 3E8 Canada

Attention: David Redford

Email:                                       Redacted - Personal Information

and each notice or communication shall be personally delivered (including by courier service) to the addressee or sent by electronic transmission to the addressee, and (i) a notice or communication which is personally delivered shall, if delivered before 5:00 p.m. on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice or communication which is sent by electronic transmission shall, if sent on a Business Day before 5:00 p.m., be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent. Either party hereto may at any time change its address for service from time to time by notice given in accordance with this Section 9.9.

9.10 Amendment; Waiver

No provision of this Agreement may be amended or modified except by a written instrument signed by both parties. No waiver by any party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the party so waiving. The waiver by either party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

9.11 Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to any Affiliate of the Investor that is "related" to the Investor (as defined in the Income Tax Act (Canada)) at the time of the assignment and transfer until the Transfer Restrictions no longer apply; provided that no such assignment shall relieve the Investor of any of its obligations hereunder and provided that such Affiliate first agrees in writing with the Corporation to be bound by the terms of this Agreement.

9.12 No Third-Party Beneficiaries

Except as provided in Article 8 with respect to indemnification, this Agreement is for the sole benefit of the parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.13 Public Notices/Press Releases

The Investor and the Corporation shall each be permitted to publicly announce the transactions contemplated hereby following the execution of this Agreement by the Investor and the Corporation, and the context, text and timing of each party's announcement shall be approved by the other party in advance, acting reasonably.

No party shall:

(a) issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other party (which consent shall not be unreasonably withheld or delayed); or

(b) make any regulatory filing with any Governmental Entity with respect thereto without prior consultation with the other party; provided, however, that, this Section 9.13 shall be subject to each party's overriding obligation to make any disclosure or regulatory filing required under Applicable Laws and the party making such requisite disclosure or regulatory filing shall use all commercially reasonable efforts to give prior oral and written notice to the other party and reasonable opportunity to review and comment on the requisite disclosure or regulatory filing before it is made; provided, further, that, except as required by Applicable Law, in no circumstance shall any such disclosure by, or regulatory filing of, the Corporation or any of its Affiliates include the name of the Investor or its Affiliates without the Investor's prior written consent, in its sole discretion.

9.14 Public Disclosure

During the period from the date of this Agreement to the Tranche 2 Closing, the Corporation shall provide prior notice to the Investor of any public disclosure that it proposes to make which includes the name of the Investor or any of its Affiliates, together with a draft copy of such disclosure; provided that, except as required by Applicable Law, in no circumstance shall any public disclosure of the Corporation or any of its Affiliates include the name of the Investor or any of its Affiliates without the Investor's prior written consent, in its sole discretion.

9.15 Counterparts

This Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first written above.

LITHIUM AMERICAS CORP.

Per:
Name: Jonathan Evans
Title: President & Chief Executive Officer

GENERAL MOTORS HOLDINGS LLC

Per:
Name: John Stapleton
Title: Vice President, Global Financial Strategy and FP&A

[Signature page to Tranche 2 Subscription Agreement]

SCHEDULE A

U.S. ACCREDITED INVESTOR STATUS CERTIFICATE

In addition to the representations, warranties, acknowledgments and agreements contained in the subscription agreement, dated [∙], 2023, among the Corporation and the Investor (the "subscription"), to which this U.S. Accredited Investor Status Certificate (this "Certificate") is attached:

1. The Investor hereby represents, warrants, acknowledges and agrees to and with the Corporation that the Investor:

(a) is a U.S. Person resident of the jurisdiction of its disclosed address set out in the subscription;

(b) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the transactions detailed in the subscription and it is able to bear the economic risk of loss arising from such transactions;

(c) is acquiring the Purchased Shares for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Purchased Shares in violation of the United States securities laws and, in particular, it has no intention to distribute either directly or indirectly any of the Purchased Shares in the United States or to U.S. Persons; provided, however, that the Investor may sell or otherwise dispose of any of the Purchased Shares pursuant to registration thereof under the U.S. Securities Act, and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(d) is not acquiring the Purchased Shares as a result of any form of general solicitation or general advertising, as such terms are defined for purposes of Regulation D under the U.S. Securities Act, including without limitation any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over radio or television or other form of telecommunications, or published or broadcast by means of the Internet or any other form of electronic display, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(e) understands the offer and sale of the Purchased Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and applicable State securities laws;

(f) satisfies one or more of the categories indicated below (check appropriate box):

☐ Category 1: An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the Purchased Shares offered, with total assets in excess of $5,000,000;

☐ Category 2: A natural person whose individual net worth, or joint net worth with that person's spouse, on the date of purchase exceeds $1,000,000 excluding the value of the primary residence of that person;

Note: For purposes of calculating "net worth" under this paragraph:

(i) The person's primary residence shall not be included as an asset;

(ii) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(iii) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

☐ Category 3: A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐ Category 4: A bank as defined under Section (3)(a)(2) of the U.S. Securities Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934 (United States); an insurance company as defined in Section 2(13) of the U.S. Securities Act; an investment company registered under the United States Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the United States Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if the plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States) if investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐ Category 5: A private business development company as defined in Section 202(a)(22) of the United States Investment Advisers Act of 1940;

☐ Category 6: A director or executive officer of the Corporation;

☐ Category 7: A trust that (a) has total assets in excess of $5,000,000, (b) was not formed for the specific purpose of acquiring the Purchased Shares and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in the Purchased Shares as described in Rule 506(b)(2)(ii) under the U.S. Securities Act; or

☐ Category 8: An entity in which all of the equity owners are accredited investors.

☐ Category 9: Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of US$5,000,000;

☐ Category 10: Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ Category 11: A natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Securities and Exchange Commission (the "SEC") has designated as qualifying an individual for accredited investor status;

☐ Category 12: A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such Act;

☐ Category 13: A "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) With assets under management in excess of US$5,000,000, (ii) that was not formed for the specific purpose of acquiring the securities offered, and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐ Category 14: A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

2. The Investor acknowledges and agrees that:

(a) the Investor will not engage in any "directed selling efforts" (as defined in Rule 902 promulgated under the U.S. Securities Act) in connection with the resale of any of the Purchased Shares pursuant to Rule 904 promulgated under the U.S. Securities Act; provided, however, that the Investor may sell or otherwise dispose of any of the Purchased Shares pursuant to registration thereof under the U.S. Securities Act and any applicable State securities laws or if an exemption from such registration requirements is available or registration is otherwise not required under the U.S. Securities Act;

(b) if the Investor decides to offer, sell or otherwise transfer any of the Purchased Shares, it will not offer, sell or otherwise transfer any of such securities, directly or indirectly, unless:

(i) the sale is to the Corporation;

(ii) the sale is made pursuant to the registration requirements under the U.S. Securities Act;

(iii) the sale is made pursuant to the requirements of Rule 904 promulgated under the U.S. Securities Act;

(iv) the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder if available and in accordance with any applicable State securities laws; or

(v) the Purchased Shares are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable State securities law, and it has prior to such sale furnished to the Corporation an opinion of counsel reasonably satisfactory to the Corporation;

(c) upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable State securities laws, the certificates representing any of the Purchased Shares will bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSES (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

and provided that if any of the Purchased Shares are being sold by the Investor in an off-shore transaction and in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing such evidence as the Corporation or its transfer agent may from time to time reasonably prescribe (which may include an opinion of counsel reasonably satisfactory to the Corporation and its transfer agent), to the effect that the sale of the Purchased Shares is being made in compliance with Rule 904 of Regulation S;

and provided further, that if any of the Purchased Shares are being sold pursuant to Rule 144 of the U.S. Securities Act and in compliance with any applicable State securities laws, the legend may be removed by delivery to the Corporation's transfer agent of an opinion reasonably satisfactory to the Corporation and its transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and State securities laws;

(d) the Corporation may make a notation on its records or instruct the registrar and transfer agent of the Corporation in order to implement the restrictions on transfer set forth and described herein and the subscription;

(e) the Investor understands and agrees that the financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies;

(f) the Investor understands that the Purchased Shares are "restricted securities" under applicable federal securities laws and that the U.S. Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Purchased Shares only pursuant to an effective registration statement under the U.S. Securities Act or an exemption therefrom, and, other than as set out herein or in the Investor Rights Agreement, the Investor understands that the Corporation has no obligation to register the offer or sale of any of the Purchased Shares or to take action so as to permit sales pursuant to the U.S. Securities Act (including Rule 144 thereunder). Accordingly, the Investor understands that absent registration, under the rules of the SEC, the Investor may be required to hold the Purchased Shares indefinitely or to transfer the Purchased Shares in the United States or to U.S. Persons in "private placements" which are exempt from registration under the U.S. Securities Act, in which event the transferee may acquire "restricted securities" subject to the same limitations as in the hands of the Investor. As a consequence, the Investor understands that it must bear the economic risks of the investment in the Purchased Shares for an indefinite period of time;

(g) the Investor understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" (as defined in Rule 902(e) of Regulation S);

(h) the Investor understands and agrees that there may be material tax consequences to the Investor of an acquisition, disposition or exercise of any of the Purchased Shares, and the Corporation gives no opinion and makes no representation with respect to the tax consequences to the Investor under United States, state, local or foreign tax law of the Investor's acquisition or disposition of such Purchased Shares, and in particular, no determination has been made whether the Corporation will be a "passive foreign investment company" ("PFIC") within the meaning of Section 1291 of the United States Internal Revenue Code (the "Code"), provided, however, the Corporation agrees that it shall provide to the Investor, upon written request, all of the information that would be required for United States income tax reporting purposes by a United States security holder making an election to treat the Corporation as a "qualified electing fund" for the purposes of the Code, should the Corporation determine that the Corporation is a PFIC in any calendar year following the Investor's purchase of the Purchased Share; and

(i) the funds representing the Tranche 2 Subscription Price which will be advanced by the Investor to the Corporation hereunder will not represent proceeds of crime for the purposes of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "PATRIOT Act") and the Investor acknowledges that the Corporation may in the future be required by law to disclose the Investor's name and other information relating to the subscription and the Investor's subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and that no portion of the Tranche 2 Subscription Price to be provided by the Investor (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the Investor, and it shall promptly notify the Corporation if the Investor discovers that any of such representations ceases to be true and provide the Corporation with appropriate information in connection therewith.

* * * * * * *

The representations, warranties, statements and certification made in this Certificate are true and accurate as of the date of this Certificate.

Capitalized terms not specifically defined in this Certificate have the meaning ascribed to them in the subscription to which this Certificate is attached.

The Investor acknowledges and agrees that the Corporation will and can rely on this Certificate in connection with the Investor's subscription.

IN WITNESS, the undersigned has executed this Certificate as of the ____ day of _________, _____.

GENERAL MOTORS HOLDINGS LLC

Per:
Name: John Stapleton
Title: Vice President
Global Financial Strategy and FP&A

SCHEDULE B

REGISTRATION INSTRUCTIONS

Redacted - Personal Information

SCHEDULE F

INVESTOR RIGHTS AGREEMENT

(See Attached)

REDACTED - COMMERCIALLY SENSITIVE INFORMATION

SCHEDULE G

SUBSCRIPTION RECEIPT AGREEMENT

(See Attached)

SCHEDULE G - FORM OF SUBSCRIPTION RECEIPT AGREEMENT

SUBSCRIPTION RECEIPT AGREEMENT

LITHIUM AMERICAS CORP.

- and -

GENERAL MOTORS HOLDINGS LLC

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of [●], 2023

- ii -

THIS SUBSCRIPTION RECEIPT AGREEMENT1 made as of [●], 2023.

AMONG:

LITHIUM AMERICAS CORP., a corporation existing under the laws of the Province of British Columbia

(the "Corporation")

AND

GENERAL MOTORS HOLDINGS LLC, a limited liability company existing under the laws of the State of Delaware

(the "Investor")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada

(the "Subscription Receipt Agent")

WHEREAS in connection with the Master Purchase Agreement (as defined herein) between the Corporation and the Investor, the Corporation is proposing to issue 15,002,243 Subscription Receipts (as defined herein) at the Subscription Receipt Purchase Price (as defined herein), with each Subscription Receipt representing the right to receive one Unit (as defined herein) in the manner herein set forth;

AND WHEREAS each Unit shall be comprised of one Underlying Share and 0.7926 Warrant;

AND WHEREAS the Corporation and the Investor have agreed that:

(a) pending the satisfaction of the Release Conditions, the Subscription Proceeds (as defined herein) are to be delivered to and held by the Subscription Receipt Agent as escrow agent hereunder and deposited with an Approved Bank (as defined herein) in the manner set forth herein;

(b) upon receipt by the Subscription Receipt Agent of the Release Certificate (as defined herein), confirming that the Release Conditions have been satisfied on or prior to the Escrow Release Deadline, the Subscription Receipt Agent will release (i) the Subscription Proceeds (as defined herein) to the Corporation; and (ii) the Earned Interest (as defined herein) to the Investor;

______________________________
1 This remains document subject to comment by Computershare and the parties will work in good faith to address any such comments to the reasonable satisfaction of each party.

(c) if the Release Conditions are satisfied on or before the Escrow Release Deadline, the Investor will be entitled to receive, without payment of any additional consideration or further action, one Unit for each Subscription Receipt held; and

(d) if a Termination Event (as defined herein) occurs, the Investor shall be entitled to have the Subscription Proceeds paid back to it together with the Earned Interest (as defined herein), less any applicable withholding taxes;

AND WHEREAS the Subscription Receipt Agent has agreed to receive the Subscription Proceeds and hold the Escrowed Funds as subscription receipt agent;

AND WHEREAS all acts and deeds necessary have been done and performed to make the Subscription Receipts when issued as provided in this Agreement, legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as statements of fact by the Corporation and the Investor and not by the Subscription Receipt Agent.

NOW THEREFORE, in consideration of the premises and the covenants of the parties it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, including the recitals and schedules hereto, and in all agreements supplemental hereto:

(a) "Affiliate" means, as to any specified Person, any other Person who directly, or indirectly through one or more intermediaries, (a) controls such specified Person, (b) is controlled by such specified Person, or (c) is under common control with such specified Person;

(b) "Agreement" means this subscription receipt agreement, as amended, supplemented or otherwise modified from time to time;

(c) "Applicable Law" has the meaning ascribed to such term in the Master Purchase Agreement;

(d) "Applicable Legislation" means the provisions of any statute of Canada or a province thereof, and the regulations and rules under any such named or other statute, relating to agreements such as this Agreement or to the rights, duties and obligations of persons serving in a similar role as the Subscription Receipt Agent under this Agreement, to the extent that such provisions are at the time in force and applicable to this Agreement;

(e) "Approved Bank" has the meaning set forth in Section 5.2;

(f) "Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia, the City of New York or the City of Detroit and (b) a day on which banks are generally closed in the Province of British Columbia, the City of New York or the City of Detroit;

(g) "Common Shares" means the common shares in the capital of the Corporation;

(h) "Counsel" means a barrister or solicitor or a firm of barristers and solicitors retained by the Subscription Receipt Agent or retained by the Corporation and acceptable to the Subscription Receipt Agent;

(i) "Court" has the meaning set forth in Section 7.7(a);

(j) "DRS Advice" means a direct registration system advice evidencing ownership of securities in the Subscription Receipt Agent's or any of its affiliates' book-based registration system;

(k) "Earned Interest" means the interest credited in accordance with Section 5.2 of this Agreement on the deposit of the Subscription Proceeds with an Approved Bank between the Subscription Receipt Closing Date and the earlier of: (i) the Escrow Release Date; and (ii) the Termination Date;

(l) "Escrow Release Conditions" has the meaning ascribed to such term in the Master Purchase Agreement;

(m) "Escrow Release Date" means the date the Corporation and the Investor deliver the Release Certificate in accordance with the terms of this Agreement, provided that if the Release Certificate is not received on a Business Day or is received after 5:00 p.m. (Vancouver time) on a Business Day then the Escrow Release Date shall be the next Business Day following the date of such receipt;

(n) "Escrow Release Deadline" means 5:00 p.m. (Vancouver time) on December 31, 2023 or such other later date as is agreed by the Corporation and the Investor, but in any event not on or after the closing of the Separation Transaction;

(o) "Escrowed Funds" means the Subscription Proceeds and all Earned Interest if any earned thereon;

(p) "Governmental Entity" means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

(q) "Master Purchase Agreement" means the Master Purchase Agreement dated January 30, 2023 between the Corporation and the Investor;

(r) "NYSE" means the New York Stock Exchange;

(s) "Permitted Assign" has the meaning set forth in Section 2.7(a);

(t) "Person" means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Entity;

(u) "Release Certificate" means a certificate executed by the Corporation and by the Investor in the form attached as Schedule "B" hereto and addressed to the Subscription Receipt Agent confirming that the Release Conditions have been satisfied or waived;

(v) "Release Conditions" means the occurrence of the following events:

(i) each of the Escrow Release Conditions set out in the Master Purchase Agreement shall have been satisfied or waived; and

(ii) the Corporation and the Investor have delivered the Release Certificate to the Subscription Receipt Agent confirming that the conditions set forth in (i) above have been satisfied;

(w) "Separation Transaction" has the meaning ascribed to such term in the Master Purchase Agreement;

(x) "Shareholder" means a holder of record of one or more Common Shares;

(y) "SpinCo" has the meaning ascribed to such term in the Master Purchase Agreement;

(z) "Subscription Proceeds" means US$320,147,865.62;

(aa) "Subscription Receipt Agent" means Computershare Trust Company of Canada, in its capacity hereunder and any lawful successors or permitted assigns hereto appointed hereunder from time to time;

(bb) "Subscription Receipt Certificate" means a certificate issued on or after the Subscription Receipt Closing Date to evidence Subscription Receipts, substantially in the form of the certificate attached as Schedule "A" hereto;

(cc) "Subscription Receipt Closing Date" means [●], 2023 or such other date as may be agreed to by the Investor and the Corporation, but in any event not on or after the closing of the Separation Transaction;

(dd) "Subscription Receipt Purchase Price" means US$21.34 , being the purchase price per Subscription Receipt;

(ee) "Subscription Receipts" means the subscription receipts of the Corporation issued hereunder and to be issued in the form of Subscription Receipt Certificates and evidencing the rights set out in Section 2.2 hereof;

(ff) "Successor Corporation" has the meaning set forth in Section 6.1;

(gg) "Termination Date" means the date on which the Termination Event occurs;

(hh) "Termination Event" means any one of:

(i) the failure of the Corporation and the Investor to satisfy the Release Conditions prior to the Escrow Release Deadline; or

(ii) the termination of the Master Purchase Agreement prior to the Escrow Release Deadline as notified to Subscription Receipt Agent by the Investor and the Corporation;

(ii) "Tranche 1 Investment" has the meaning ascribed to such term in the Master Purchase Agreement;

(jj) "TSX" means the Toronto Stock Exchange;

(kk) "Underlying Shares" means the Common Shares issuable to the Investor upon conversion of the Subscription Receipts without payment of any additional consideration in accordance with the terms and conditions of this Agreement;

(ll) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(mm) "Units" means the units issuable to the Investor upon conversion of the Subscription Receipts without payment of any additional consideration in accordance with the terms and conditions of this Agreement, with each unit being comprised of one Underlying Share and 0.7926 Warrant;

(nn) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(oo) "Warrant Certificate" has the meaning ascribed to such term in the Master Purchase Agreement;

(pp) "Warrant Shares" means the Common Shares issuable upon the exercise of the Warrants;

(qq) "Warrants" means the warrants issuable to the Investor upon conversion of the Subscription Receipts without payment of any additional consideration in accordance with the terms of this Agreement; and

(rr) "written order of the Corporation", "written request of the Corporation", "written consent of the Corporation" and "certificate of the Corporation" mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by its Chief Executive Officer or Chief Financial Officer, or a director, and may consist of one or more instruments so executed.

1.2 Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3 Interpretation not Affected by Headings, etc.

The division of this Agreement into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5 Time of the Essence

Time shall be of the essence of this Agreement and the Subscription Receipt Certificates.

1.6 Currency

Except as otherwise stated, all references to "$" or "dollars" herein refer to United States dollars.

1.7 Severability

In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.8 Conflicts

In the event of any conflict between the provisions of this Agreement and the Subscription Receipt Certificates, the provisions of this Agreement will govern.

1.9 Applicable Law

This Agreement and the Subscription Receipts issued hereunder shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws applicable therein and shall be treated in all respects as British Columbia contracts. Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

ARTICLE 2

ISSUE OF SUBSCRIPTION RECEIPTS

2.1 Issue of Subscription Receipts

(a) 15,002,243 Subscription Receipts are hereby created and authorized to be issued, upon the terms and conditions herein set forth, at a price of US$21.34 for each Subscription Receipt. Subscription Receipt Certificates evidencing the Subscription Receipts shall be executed by the Corporation in the name of the Investor and delivered to the Investor, all in accordance with Section 2.5.

2.2 Description of the Subscription Receipts

(a) The Subscription Receipts entitle the Investor to receive: (i) if the Release Conditions are satisfied on or before the Escrow Release Deadline, for no additional consideration or further action, 15,002,243 Units and the Earned Interest; or (ii) upon the occurrence of a Termination Event, within three (3) Business Days thereafter, an amount equal to the Escrowed Funds, all in a manner and on the terms and conditions set out in this Agreement;

(b) the Subscription Receipts shall be issued in certificated form and evidenced by the delivery of one or more Subscription Receipt Certificates. The Subscription Receipt Certificates shall be substantially in the form attached hereto as Schedule A", subject to the provisions of this Agreement, with such additions, variations and changes as may be required or permitted by the terms of this Agreement, shall bear such legends distinguishing letters and numbers as the Corporation may prescribe, and shall be issuable in whole number denominations;

(c) the Subscription Receipts shall only be automatically converted into Units upon satisfaction of the Release Conditions on or before the Escrow Release Deadline; and

(d) no fractional Subscription Receipts shall be issued or otherwise provided for hereunder and any fractional Subscription Receipts shall be rounded down to the nearest whole Subscription Receipt without compensation therefor.

2.3 Closing to Occur Prior to the Separation Transaction

The Investor and the Corporation acknowledge and agree that the Escrow Release Date shall occur prior to the completion of the Separation Transaction and the Underlying Shares will not be convertible or exchangeable into shares of SpinCo other than as may be contemplated by the Separation Transaction.

2.4 Investor not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise, shall confer or be construed as conferring upon the Investor any right or interest whatsoever as a Shareholder or as any other security holder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of Shareholders or any other proceedings of the Corporation or the right to receive dividends and other distributions of other security holders. For the avoidance of doubt, no dividends shall be payable to the Investor in its capacity as a holder of Subscription Receipts.

2.5 Signing of Subscription Receipt Certificates

The Subscription Receipt Certificates shall be signed by any one of the directors or officers of the Corporation and need not be under the seal of the Corporation. The signatures of any such director or officer may be mechanically reproduced electronically and Subscription Receipt Certificates bearing such electronic signatures shall be binding upon the Corporation as if they had been manually signed by such director or officer. Notwithstanding that any person whose manual or electronic signature appears on any Subscription Receipt Certificate as a director or officer may no longer hold office at the date of such Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall be valid and binding upon the Corporation and the Investor shall be entitled to the benefits of this Agreement and the Subscription Receipt Certificates in question.

2.6 Issue in Substitution for Subscription Receipt Certificates Lost, etc.

(a) If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to Applicable Law and Section 2.6(b), shall issue a new Subscription Receipt Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Subscription Receipt Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Subscription Receipt Certificate, and the substituted Subscription Receipt Certificate shall be substantially in the form set out in Schedule "A" hereto and the Subscription Receipts evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Subscription Receipts issued hereunder by the Corporation.

(b) The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.6 shall bear the reasonable cost of the issue thereof and in case of loss, destruction or theft, shall, as a condition precedent to the issue thereof, furnish to the Corporation such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and such applicant may also be required to furnish an indemnity and a surety bond in amount and form satisfactory to the Corporation and shall pay the reasonable charges of the Corporation in connection therewith.

2.7 Transfer and Ownership of Subscription Receipts

(a) The Subscription Receipts may only be transferred to an Affiliate of the Investor (a "Permitted Assign") in connection with the Investor's assignment of the Master Purchase Agreement in accordance with its terms. Any Permitted Assign to whom the Subscription Receipts are transferred shall agree to be bound by the terms of this Agreement as if it had originally been party to this Agreement and the Investor and the Permitted Assign shall be jointly and severally liable for the obligations of the Permitted Assign hereunder.

(b) The Corporation and the Subscription Receipt Agent shall deem and treat the Investor as the beneficial owner of the Subscription Receipts for all purposes.

(c) Subject to the provisions of this Agreement and Applicable Law, the Investor shall be entitled to rights and privileges attaching to the Subscription Receipts.

2.8 Corporation to seek NYSE Authorization and TSX Conditional Approval

(a) The Corporation agrees to make applications to the TSX for conditional approval and the NYSE for authorization, as applicable, for the issuance of the Subscription Receipts and the listing of the Underlying Shares and Warrant Shares on the TSX and the NYSE. The Corporation will use its commercially reasonable efforts to obtain such conditional approval and authorization, and satisfy all of the conditions of such conditional approval and authorization as may be required by the TSX and the NYSE, respectively.

(b) Notwithstanding any provision of this Agreement, including but not limited to Article 3, in order to comply with the policies of the TSX and the NYSE, the Corporation agrees to the following:

(i) when the Corporation reasonably expects the Release Conditions to be met, the Corporation will, without delay, provide the TSX and, if applicable, the NYSE with written notice to that effect specifying the expected Escrow Release Date; and

(ii) in the event that the Termination Event occurs, the Corporation will, on the Termination Date, give notice to the TSX and, if applicable, the NYSE that the Investor will be paid the amounts set forth in Section 5.4(b) on the third Business Day following the Termination Date.

2.9 U.S. Securities Matters

The Subscription Receipts and the Units issuable upon automatic conversion of the Subscription Receipts have not been and will not be registered under the U.S. Securities Act.

Upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable State securities laws, the certificates or ownership statements (including any confirmation under the Direct Registration System (DRS) maintained by the Corporation, its transfer agent or the warrant agent, if and as applicable) representing any of the Subscription Receipts, Units, Common Shares, Warrants or Warrant Shares will bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY [for Subscription Receipts/Warrants add: AND THE SECURITIES ISSUABLE PURSUANT HERETO / UPON EXERCISE HEREOF] HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

and provided that if any of the Subscription Receipts, Units, Common Shares, Warrants or Warrant Shares are being sold by the Investor in an off-shore transaction and in compliance with the requirements of Rule 904 of Regulation S, the legend set forth above may be removed by providing such evidence as the Corporation or its transfer agent may from time to time reasonably prescribe (which may include an opinion of counsel reasonably satisfactory to the Corporation and its transfer agent), to the effect that the sale of the Subscription Receipts, Units, Common Shares, Warrants or Warrant Shares is being made in compliance with Rule 904 of Regulation S;

and provided further, that if any of the Subscription Receipts, Units, Common Shares, Warrants or Warrant Shares are being sold pursuant to Rule 144 of the U.S. Securities Act and in compliance with any applicable State securities laws, the legend may be removed by delivery to the Corporation's transfer agent of an opinion reasonably satisfactory to the Corporation and its transfer agent to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act and State securities laws.

ARTICLE 3

SATISFACTION OF RELEASE CONDITIONS

OR PAYMENT UPON TERMINATION EVENT

3.1 Satisfaction of Release Conditions

Upon the satisfaction of the Release Conditions on or before the Escrow Release Deadline, the following shall occur in the following order:

(a) the Investor and the Corporation shall forthwith deliver to the Subscription Receipt Agent the Release Certificate and the Subscription Receipt Agent shall act and rely solely and absolutely on the Release Certificate;

(b) the Subscription Receipt Agent shall release the Escrowed Funds pursuant to Section 5.3 hereof and concurrently therewith the Corporation shall issue and deliver the Units upon the automatic conversion of the Subscription Receipts all in accordance with Section 3.2; and

(c) the Corporation shall, as soon as reasonably practicable, issue a press release confirming that the Escrowed Funds have been released, the Subscription Receipts have been deemed to be converted as at the Escrow Release Date and the Tranche 1 Investment has been completed.

3.2 Issue and Delivery of Units

(a) If the Release Conditions are satisfied on or prior to the Escrow Release Deadline, the Subscription Receipts shall be automatically converted on the Escrow Release Date for no additional consideration and without further action on the part of the Investor and the Units underlying the Subscription Receipts shall be deemed to be issued to the Investor on the Escrow Release Date in accordance with the rights of the Investor as described in Section 2.2(a) hereof.

(b) Upon the deemed issuance of the Units pursuant to the Subscription Receipts, the Corporation shall have couriered to the Investor share certificates or DRS Advices representing the Underlying Shares and the Warrant Certificate in respect of the Warrants to which the Investor is entitled no later than the third Business Day following the Escrow Release Date.

(c) Effective immediately after the Units have been deemed to be issued as contemplated in this Section 3.2, the Subscription Receipts relating thereto shall be void and of no value or effect.

(d) If any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or any other step is required under any federal or provincial law of Canada or any federal or state law of the United States before the Units issuable upon the automatic conversion of the Subscription Receipts may be issued or delivered to the Investor, the Corporation covenants that it will use its commercially reasonable efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(e) The Corporation will give written notice of the issue of the Units issuable upon the automatic conversion of the Subscription Receipts in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

(f) Under no circumstances shall the Corporation be obliged to issue any fractional Units or make any payment of cash or other consideration in lieu thereof upon the automatic conversion of one or more Subscription Receipts. To the extent that the holder of one or more Subscription Receipts would otherwise have been entitled to receive on the automatic conversion thereof a fraction of a Unit, such fraction shall be rounded down to the nearest whole number.

3.3 Events on Termination

If a Termination Event occurs:

(a) the Corporation shall forthwith notify the Subscription Receipt Agent thereof in writing;

(b) each Subscription Receipt shall be automatically terminated and cancelled and the Investor shall be entitled from and after the date falling three (3) Business Days after the Termination Date to payment of the Escrowed Funds; and

(c) the Subscription Receipt Agent shall make the payment contemplated by Section 5.4 hereof.

ARTICLE 4

RIGHTS AND COVENANTS OF THE CORPORATION

4.1 General Covenants of the Corporation

(a) So long as any Subscription Receipts remain outstanding the Corporation covenants as follows:

(i) it will reserve and conditionally allot and keep available sufficient unissued Underlying Shares and Warrant Shares to enable it to satisfy its obligations pursuant to the Subscription Receipts and Warrants;

(ii) it will cause the Underlying Shares and Warrants to be issued pursuant to the conversion of the Subscription Receipts and the certificates representing such Underlying Shares and Warrants to be issued in accordance with the provisions of this Agreement and the Warrant Certificate and all Underlying Shares will be fully paid and non-assessable Common Shares and all Warrants that are issued pursuant to the Subscription Receipts will be duly and validly created in accordance with the terms of the Warrant Certificate;

(iii) it will perform and carry out all of the acts or things to be done by it as provided in this Agreement; and

(iv) it will make all requisite filings, including filings with appropriate securities commissions and stock exchanges, in connection with the issue of the Units pursuant to the conversion of the Subscription Receipts;

(b) In addition, the Corporation covenants with the Subscription Receipt Agent and the Investor that for so long as any Subscription Receipts remain outstanding, it will not do any of the following without the consent of the Investor and then only in accordance with the approval of and in compliance with the rules of the TSX and the NYSE:

(i) (A) subdivide or redivide the outstanding Common Shares into a greater number of Common Shares; (B) reduce or combine the outstanding Common Shares into a lesser number of Common Shares; or (C) reclassify the outstanding Common Shares, change the Common Shares into other shares or otherwise reorganize the shares of the Corporation;

(ii) issue or distribute to all or substantially all of the holders of Common Shares: (A) shares of any class, rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares; (B) evidence of the Corporation's indebtedness; or (C) any property or other assets;

(iii) undertake (A) any reorganization of the Corporation or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other Person or other entity other than a direct or indirect wholly-owned subsidiary of the Corporation; or (B) any sale, lease, exchange or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to any other Person or entity or a liquidation, dissolution or winding-up of the Corporation;

(iv) take any other action that would otherwise ordinarily require an adjustment to the number of Units, the Underlying Shares or Warrants issuable for each one Subscription Receipt held other than in accordance with the terms and conditions of the Master Purchase Agreement; or

(v) consummate the Separation Transaction on or prior to the Escrow Release Date.

4.2 Subscription Receipt Agent's Remuneration and Expenses

The Corporation covenants that it will pay (and shall be responsible for the payments thereof) to the Subscription Receipt Agent from time to time, reasonable remuneration for its services under this Agreement and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Subscription Receipt Agent in the administration or execution of its duties as set out in this Agreement (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any default under this Agreement and thereafter until all duties of the Subscription Receipt Agent under this Agreement shall be finally and fully performed. Any amount owing under this Section 4.2 and unpaid thirty (30) days after request for such payment will bear interest from the expiration of such thirty (30) days at a rate per annum equal to the then current rate charged by the Subscription Receipt Agent, payable on demand. This Section shall survive the resignation of the Subscription Receipt Agent and/or the termination of this Agreement.

ARTICLE 5

ESCROWED FUNDS

5.1 Deposit of Subscription Proceeds

(a) The Investor agrees to deliver the Subscription Proceeds to the Subscription Receipt Agent on the Subscription Receipt Closing Date by way of electronic wire transfer in immediately available funds, and upon receipt of such funds, the Subscription Receipt Agent shall deliver a signed receipt acknowledging receipt of the Subscription Proceeds and shall confirm that such funds have been deposited in a segregated account designated as "Lithium Americas Corp.". The Subscription Receipt Agent shall immediately place such funds in a segregated account in accordance with the provisions of this Article 5. The Corporation acknowledges and agrees that it is a condition of the payment by the Investor of the aggregate Subscription Receipt Purchase Price that the Escrowed Funds are held by the Subscription Receipt Agent in accordance with the provisions of this Article 5. The Corporation further acknowledges and confirms that it has no interest in the Escrowed Funds unless and until the Release Certificate is delivered to the Subscription Receipt Agent (at or before the Escrow Release Deadline). The Subscription Receipt Agent shall retain the Escrowed Funds for the benefit of the Investor and, upon the delivery of the Release Certificate to the Subscription Receipt Agent (at or before the Escrow Release Deadline), retroactively for the benefit of the Corporation in accordance with the provisions of this Article 5.

(b) The Corporation hereby:

(i) acknowledges that the amounts received by the Subscription Receipt Agent pursuant to paragraph 5.1(a) represents payment in full of the Subscription Receipt Purchase Price for 15,002,243 Subscription Receipts; and

(ii) irrevocably directs the Subscription Receipt Agent to retain such amounts in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

5.2 Placement of Escrowed Funds

Until released in accordance with this Agreement, the Escrowed Funds shall be recorded in the segregated internal trust account records of the Subscription Receipt Agent, which account record shall be designated in the name of the Corporation, and the Escrowed Funds shall be deposited in one or more trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule "C" (each such bank, an "Approved Bank"). The Subscription Receipt Agent shall credit to the Escrowed Funds the amount of Earned Interest, if any, earned by the Subscription Receipt Agent on such deposited monies. Such Earned Interest shall be credited by the Subscription Receipt Agent to the Escrowed Funds within three (3) Business Days of each month-end. Notwithstanding the foregoing, (i) in no event will the Subscription Receipt Agent be obligated to pay or credit any amount on account of interest that exceeds the amount of interest earned from the Approved Bank(s) on the Escrowed Funds, as determined by the Subscription Receipt Agent; and (ii) if an account at any Approved Bank into which the Escrowed Funds or any part thereof has been deposited bears a negative interest rate or there is otherwise any fee or other charge assessed on the account or in respect of the amount of cash on deposit, the cost, as determined by the Subscription Receipt Agent, shall be deducted from the Escrowed Funds.

All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the benefit of the Investor and the delivery of the Escrowed Funds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Investor. The amounts held by the Subscription Receipt Agent pursuant to this Agreement are the sole risk of the Investor and, without limiting the generality of the foregoing, the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Funds which may result from any deposit made with an Approved Bank pursuant to this Section 5.2 and Section 5.3 including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Subscription Receipt Agent acts prudently in depositing the Escrowed Funds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

5.3 Release of Escrowed Funds Upon Receipt of Release Certificate

As soon as practicable upon receipt of the Release Certificate, and in any event within one (1) Business Day thereafter, provided that receipt of the Release Certificate occurs prior to 5:00 p.m. (EST) on the prior Business Day, the Subscription Receipt Agent shall:

(a) liquidate any deposit with an Approved Bank of the Subscription Proceeds;

(b) pay the Subscription Proceeds that comprises a portion of the Escrowed Funds to the Corporation or as may otherwise be directed by the Corporation in the Release Certificate; and

(c) pay the Earned Interest that comprises a portion of the Escrowed Funds to the Investor or as may otherwise be directed by the Investor in the Release Certificate.

5.4 Release of Escrowed Funds on Termination Event

(a) Upon the occurrence of a Termination Event, the Subscription Receipt Agent shall forthwith provide to the Investor, the Escrowed Funds.

(b) Payment made in accordance with this Article 5 shall be made in accordance with Section 5.7 hereof. All Subscription Receipts shall be deemed to have been cancelled on the Termination Date and shall upon such cancellation have no further force and effect whatsoever.

5.5 Direction

In order to permit the Subscription Receipt Agent to carry out its obligations under this Article 5, the Corporation hereby specifically authorizes and directs the Subscription Receipt Agent to make any stipulated payment or to take any stipulated action in accordance with the provisions of this Agreement.

5.6 Early Termination of any Deposit of the Escrowed Funds

In making any payment pursuant to this Agreement, the Subscription Receipt Agent has the authority to liquidate any deposit with an Approved Bank in order to make payments contemplated under this Article 5 and shall not be liable for any loss sustained in the escrow account for early termination of any deposit of the Escrowed Funds necessary to enable the Subscription Receipt Agent to make such payment.

5.7 Method of Disbursement and Delivery

(a) All disbursements of money made in accordance with the provisions of this Article 5 shall be made by wire transfer as may be directed by the Corporation or the Investor, as the case may be, less all amounts required to be withheld by law, including without limitation, under the Income Tax Act (Canada).

(b) If the Subscription Receipt Agent delivers any such payment as required under Subsection 5.7(a), the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such payment is not paid on due presentation; provided that in the event of the non-receipt of such wire transfer by the payee, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt and funding and indemnity reasonably satisfactory to it, shall initiate a new wire transfer for the amount of such wire transfer.

5.8 Miscellaneous

(a) The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it. The Subscription Receipt Agent shall not, under any circumstances, be required to disburse funds in excess of the amounts on deposit with it at the time of such disbursement.

(b) The Subscription Receipt Agent shall not be responsible for any losses which may occur as a result of where the Escrowed Funds have been deposited with an Approved Bank in accordance with the terms of this Agreement.

(c) In addition to the other rights granted to the Investor in this Agreement, until the release of the Escrowed Funds, the Investor has a claim against the Escrowed Funds, which claim shall subsist until such time as the Escrowed Funds are released upon satisfaction of the Release Conditions on or prior to the Escrow Release Deadline in accordance with the terms of this Agreement. In the event that, prior to the release of the Escrowed Funds or the issuance of the Units in accordance with the terms of this Agreement, the Corporation: (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets of the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above; or (ii) shall be declared insolvent, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets of the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of the Investor to be issued Units upon the automatic conversion of the Subscription Receipts of the Investor will terminate and the Investor will be entitled to assert a claim against the Escrowed Funds held in escrow and the Corporation in an amount equal to the Escrowed Funds, less any withholding tax or charges required to be withheld in respect thereof.

(d) The Subscription Receipt Agent shall be entitled to act and rely absolutely on the Release Certificate and shall be entitled to release the Escrowed Funds upon the receipt of the Release Certificate as provided for in this Agreement.

(e) The Subscription Receipt Agent shall be entitled to deduct and withhold from any amount released pursuant to this Agreement all taxes which may be required to be deducted or withheld under any provision of applicable tax law. All such withheld amounts will be treated as having been delivered to the party entitled to the amount released in respect of which such tax has been deducted or withheld and remitted to the appropriate taxing authority.

(f) The Corporation, the Investor and the Subscription Receipt Agent acknowledge and agree that for all U.S. income tax purposes the Investor shall be regarded as the owner of the Escrowed Funds at all times prior to the Escrow Release Date or the Termination Date, as applicable. The Investor and the Corporation agree to provide the Subscription Receipt Agent with their certified tax identification numbers and others forms, documents and information that the Subscription Receipt Agent may request in order to fulfill any tax reporting function. The Subscription Receipt Agent shall cause all information returns, slips and all other tax filings required to be prepared in respect to the Earned Interest as prescribed by Applicable Law.

ARTICLE 6

SUCCESSOR CORPORATION

6.1 Successor Corporation

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation ("Successor Corporation"), the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation and the Successor Corporation shall by supplemental agreement satisfactory in term to the Investor and the Subscription Receipt Agent and executed and delivered to the Investor and the Subscription Receipt Agent, expressly assuming those obligations.

ARTICLE 7

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

7.1 Applicable Legislation

(a) If and to the extent that any provision of this Agreement limits, qualifies or conflicts with a mandatory requirement of the Applicable Legislation, such mandatory requirement shall prevail.

(b) The Corporation, the Investor and the Subscription Receipt Agent agree that each will, at all times in relation to this Agreement and any action to be taken hereunder, observe and comply with and be entitled to the benefits of the Applicable Legislation.

7.2 Rights and Duties of Subscription Receipt Agent

(a) The Subscription Receipt Agent shall have no duties except those which are expressly set forth herein, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Agreement, unless received by it in writing, and signed by the parties hereto and if its duties herein are affected, unless it shall have given its prior written consent thereto.

(b) The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable instructions in writing which comply with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(c) Any certificate of a party referred to herein, unless otherwise specified, shall, in the case of the Corporation, refer to a certificate signed in the name of the Corporation by any officer or director of the Corporation, and, in the case of any other party, refer to a certificate of an authorized officer of such party.

(d) In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from, or require any other person to indemnify the Subscription Receipt Agent against liability for its own gross negligence, wilful misconduct or fraud.

(e) The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith, including without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent, the Investor or the Corporation hereunder is on the condition that the Subscription Receipt Agent shall have received the Investor's request or Corporation's request, as the case may be, specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Investor or the Corporation, as the case may be, by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by the Investor, or the Corporation, as the case may be, with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(f) Every provision of this Agreement that by its terms relieves the Subscription Receipt Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Applicable Legislation.

(g) The Subscription Receipt Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection therewith, except arising out of its own gross negligence, wilful misconduct, bad faith or fraud.

(h) In the event of any disagreement arising regarding the terms of this Agreement, the Subscription Receipt Agent shall be entitled, at its option, to refuse to comply with any or all demands whatsoever until the dispute is settled, either by agreement amongst the various parties or by a court of competent jurisdiction.

(i) The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(j) The Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any obligations, warranty or of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

7.3 Indemnification

In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation shall at all times indemnify the Subscription Receipt Agent and its Affiliates, their successors and assigns, and each of their directors, officers, employees and agents (the "Indemnified Parties") and save them harmless from and against all claims, demands, losses, actions, causes of action, suits, proceedings, liabilities, damages, costs, charges, assessments, judgments and expenses (including expert consultant and legal fees and disbursements on a solicitor and client basis) whatsoever arising in connection with this Agreement including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Indemnified Parties and expenses incurred in connection with the enforcement of this indemnity, which the Indemnified Parties, or any of them, may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Subscription Receipt Agent's duties, and including any services that the Subscription Receipt Agent may provide in connection with or in any way relating to this Agreement (unless arising from Subscription Receipt Agent's gross negligence, wilful misconduct or bad faith) and including any action or liability brought against or incurred by the Indemnified Parties in relation to or arising out of any breach by the Corporation. Notwithstanding any other provision hereof, the Corporation agrees that its liability hereunder shall be absolute and unconditional regardless of the correctness of any representations of any third parties and regardless of any liability of third parties to the Indemnified Parties, and shall accrue and become enforceable without prior demand or any other precedent action or proceeding. Notwithstanding any other provision hereof, this indemnity shall survive the resignation or removal of the Subscription Receipt Agent and the termination or discharge of this Agreement.

7.4 Evidence, Experts and Advisers

(a) In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation and the Investor shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Subscription Receipt Agent may reasonably require by written notice to the Corporation and the Investor.

(b) In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation and the Investor, certificates of the Corporation and the Investor or other evidence furnished to the Subscription Receipt Agent pursuant to a request of the Subscription Receipt Agent, Applicable Legislation or a provision hereto.

(c) Whenever it is provided in this Agreement or under Applicable Legislation that the Corporation and the Investor shall deposit with the Subscription Receipt Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth and accuracy thereof be conditions precedent to the right of the Corporation and the Investor to have the Subscription Receipt Agent take the action to be based thereon.

(d) The Subscription Receipt Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its right and duties hereunder and may pay reasonable remuneration for all services and disbursements for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any of them. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such Counsel, accountants, appraisers, or other experts or advisors.

(e) The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any Counsel, accountant, appraiser, engineer or other expert or adviser, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

(f) Whenever Applicable Legislation requires that evidence referred to in Subsection 7.4(a) be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a certificate of the Corporation or the Investor required by any provision hereof. Any such statutory declaration may be made by one or more of the Chief Executive Officer or Chief Financial Officer or Corporate Secretary of the Corporation or the Investor, as the case may be, or by any other officer(s) or director(s) of the Corporation or the Investor, as the case may be, to whom such authority is delegated by the directors of the Corporation or the Investor, as the case may be, from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(g) Proof of the execution of any document or an instrument in writing may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the Person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate and may include a certificate of incumbency of such party together with a certified resolution authorizing the Person who signs such instrument to sign such instrument.

7.5 Subscription Receipt Agent Not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the performance of its duties hereunder and the exercise of its powers as provided for in this Agreement.

7.6 Protection of Subscription Receipt Agent

By way of supplement to the provisions of any Applicable Legislation it is expressly declared and agreed as follows:

(a) the Subscription Receipt Agent shall not be liable for or by reason of, or required to substantiate, any statements of fact, representation, or recitals in this Agreement or in the Subscription Receipts (except the representation contained in Section 7.8 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates) or be required to verify the same;

(b) nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(c) the Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d) the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

(e) the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit (including any Earned Interest) with the Subscription Receipt Agent at the time of disbursement;

(f) notwithstanding the foregoing or any other provision of this Agreement, any liability of the Subscription Receipt Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Subscription Receipt Agent under this Agreement in the twelve (12) months immediately prior to the Subscription Receipt Agent receiving the first notice of the claim. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages; and

(g) the Subscription Receipt Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it hereunder, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

7.7 Replacement of Subscription Receipt Agent; Successor by Merger

(a) The Subscription Receipt Agent may resign from its duties and be discharged from all further duties and liabilities hereunder, subject to this Section 7.7, by giving to the Corporation not less than 60 days' prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Investor and the Corporation shall have power at any time to remove the Person then appointed as "Subscription Receipt Agent" hereunder (the "Existing Agent") and to appoint a new Person in its stead (the "Successor Agent"). In the event of the Existing Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a Successor Agent; failing such appointment by the Corporation, the Existing Agent or the Investor may apply to a justice of the British Columbia Supreme Court (the "Court") on such notice as such justice may direct, for the appointment of a Successor Agent. Any Successor Agent appointed under any provision of this Section 7.7 shall be a corporation authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the Successor Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as the "Subscription Receipt Agent" hereunder.

(b) Upon the appointment of a Successor Agent, the Corporation shall promptly notify the Investor thereof.

(c) Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Subscription Receipt Agent shall be a party, or any corporation succeeding to the corporate trust business of the Subscription Receipt Agent shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a Successor Agent under Subsection 7.7(a).

7.8 Role and Capacity of Subscription Receipt Agent

Without limiting the generality of Section 1.3 hereof, the parties agree that Computershare Trust Company of Canada has been appointed to receive and hold the Subscription Proceeds as subscription receipt agent, and that references herein (including the Schedules hereto) to Computershare Trust Company of Canada as the "Subscription Receipt Agent" are for convenience only and are not to be construed as implying the existence of, or imposing, a trust relationship as between Computershare Trust Company of Canada and one or more of the Corporation and the Investor. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

Based on and subject to the foregoing, the Subscription Receipt Agent hereby accepts the duties in this Agreement and its appointment hereunder and agrees to perform the same upon the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this Agreement solely as custodian, bailee and agent.

7.9 Documents, Moneys, etc. Held by Subscription Receipt Agent

Any securities, documents of title or other instruments that may at any time be held by the Subscription Receipt Agent hereunder may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian bank for safekeeping. Unless herein otherwise expressly provided, including for certainty the provisions of Article 5, any moneys held, pending the application or withdrawal thereof under any provisions of this Agreement, shall be deposited in an Approved Bank.

7.10 Books and Records

The Subscription Receipt Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Subscription Receipt Agent hereunder and the receipt, investment, re-investment and disbursement of the property hereunder and shall provide to the Corporation records and statements thereof periodically upon written request.

7.11 Not Bound to Act

The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, economic sanction or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, economic sanction or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days' written notice to the Corporation and the Investor, provided: (i) that the Subscription Receipt Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

7.12 Privacy

The parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes: (i) to provide the services required under this Agreement and other services that may be requested from time to time; (ii) to help the Subscription Receipt Agent manage its servicing relationships with such individuals; (iii) to meet the Subscription Receipt Agent's legal and regulatory requirements; and (iv) if social insurance numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website www.computershare.com or upon request, including revisions thereto. The Subscription Receipt Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides. Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

7.13 Third Party Interests

Each party to this Agreement hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Subscription Receipt Agent's prescribed form in accordance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

ARTICLE 8

GENERAL

8.1 Notice to the Corporation, the Subscription Receipt Agent and the Investor

(a) Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Subscription Receipt Agent or the Investor shall be deemed to be validly given if delivered, sent by registered letter, first class mail, postage prepaid or email:

If to the Corporation:	Lithium Americas Corp. 900 West Hastings Street, Suite 300 Vancouver, British Columbia Canada V6C 1E5

Attention: Jonathan Evans, President & Chief Executive Officer
Email: Redacted - Personal Information

If to the Subscription Receipt Agent:	Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Attention: General Manager, Corporate Trust
Email: Redacted - Personal Information

If to the Investor:	General Motors Holdings LLC
300 Renaissance Center
Detroit, MI 48265

Attention: Executive Director, Corporate Development
Email: Redacted - Personal Information

With a copy (which shall not constitute notice) to:
General Motors Holdings LLC
300 Renaissance Center
Detroit, MI 48265

Attention: Lead Counsel, Corporate Development and Global M&A
Email: Redacted - Personal Information

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if sent by email, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b) The Corporation, the Subscription Receipt Agent or the Investor, as the case may be, may from time to time notify the other in the manner provided in Subsection 8.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Subscription Receipt Agent or the Investor, as the case may be, for all purposes of this Agreement.

(c) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receipt Agent, the Corporation or the Investor hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in Subsection 8.1(a), by email or other means of prepaid, transmitted and recorded communication.

8.2 Ownership of Subscription Receipts

The Corporation and the Subscription Receipt Agent may deem and treat the Investor as the absolute owner thereof for all purposes, and the Corporation and the Subscription Receipt Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Subscription Receipt Agent is required to take notice by statute or by order of a court of competent jurisdiction. The Investor shall be entitled to the rights evidenced by its Subscription Receipts free from all equities or rights of set off or counterclaim. The receipt of any such Investor for the Underlying Shares and Warrants representing the Units which may be acquired pursuant to the automatic conversion of Subscription Receipts shall be a good discharge to the Corporation for the same.

8.3 Force Majeure

None of the parties shall be liable to the other parties, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

8.4 Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Each of the parties to this Agreement will be entitled to rely on delivery of an email copy of this Agreement and acceptance by each party of any such email copy will be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

8.5 Satisfaction and Discharge of Agreement

Upon the earlier of: (i) the issue of certificates or DRS Advices representing the Underlying Shares and the Warrant Certificate representing the Warrants and payment of all monies as provided in Section 5.3 upon satisfaction of the Release Conditions; and (ii) the payment of all monies pursuant to Section 5.4(a) hereof upon the occurrence of a Termination Event, this Agreement shall cease to be of any force and effect and the Subscription Receipt Agent, on demand of the Corporation and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Agreement. Notwithstanding the foregoing, the indemnities provided to the Subscription Receipt Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Agreement.

8.6 Provisions of Agreement and Subscription Receipts for the Sole Benefit of Parties

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Investor.

8.7 Agreement to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Agreement and the Subscription Receipt Certificate, the terms of this Agreement will prevail.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement under their respective corporate seals and the hands of their proper officers in that behalf.

LITHIUM AMERICAS CORP.

By:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signatory

By:
Authorized Signatory

GENERAL MOTORS HOLDINGS LLC

By:
Authorized Signatory

SCHEDULE "A"

This is Schedule "A" to the Subscription Receipt Agreement (the "Agreement") dated [●], 2023 among Lithium Americas Corp., General Motors Holdings LLC and Computershare Trust Company of Canada

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR UNDER THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF LITHIUM AMERICAS CORP. AND ITS SUCCESSORS (THE "CORPORATION") THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF PARAGRAPH (C) OR (D), THE HOLDER HAS PRIOR TO SUCH TRANSFER FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SUBSCRIPTION RECEIPT TO UNITS OF

LITHIUM AMERICAS CORP.

Subscription Receipt Certificate No. [⬤]	15,002,243 Subscription Receipts

THIS CERTIFIES THAT General Motors Holdings LLC (the "holder") is the registered holder of 15,002,243 Subscription Receipts represented hereby.

The Subscription Receipts represented by this Subscription Receipt Certificate were issued pursuant to a Subscription Receipt Agreement dated [●], 2023 among Lithium Americas Corp., General Motors Holdings LLC and Computershare Trust Company of Canada (the "Agreement").

Capitalized terms used in the Agreement have the same meaning herein as therein, unless otherwise defined.

Each Subscription Receipt entitles the holder:

(a) if the Release Conditions are satisfied prior to 5:00 p.m. (Vancouver time) on December 31, 2023 (the "Escrow Release Deadline"), to receive, for no additional consideration and without further action, one Unit, subject to adjustment as set forth in the Agreement and the Earned Interest; or

(b) if a Termination Event occurs, to receive from the Corporation an amount equal to the Subscription Receipt Purchase Price together with the Earned Interest, subject to any withholding taxes, all in the manner and on the terms and conditions set out in the Agreement.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof are subject.

In the event of any inconsistency between the terms set forth in this Subscription Receipt Certificate and the terms of the Agreement, the terms of the Agreement shall govern.

Following the satisfaction of the Release Conditions the Subscription Receipts represented by this Subscription Receipt Certificate shall be automatically converted without any further action on the part of the holder, including the payment of any additional consideration, for Units on the Escrow Release Date.

The Agreement provides for adjustments to the right of subscription, including the amount of and kind of securities or other property issuable upon the automatic conversion of the Subscription Receipts, upon the happening of certain stated events, including the subdivision or consolidation of the Units, certain distributions of Units or securities convertible into Units or of other securities or assets of the Corporation, certain offerings or rights, warrants or options, and certain capital reorganizations.

The Subscription Receipts and the Units issuable upon the automatic conversion of these Subscription Receipts have not been and will not be registered under the U.S. Securities Act, or under the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or transferred within the United States unless registered under the U.S. Securities Act and states securities laws or an exemption from registration is available.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the holder hereof a Shareholder or entitle such holder to any right or interest (including for certainty any dividend payments) in respect thereof except as herein and in the Agreement expressly provided.

Time shall be of the essence hereof. This Subscription Receipt Certificate is governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the Corporation has caused this Subscription Receipt Certificate to be signed by a duly authorized representative as of ___________, 2023.

LITHIUM AMERICAS CORP.

By:
Name:
Title:

SCHEDULE "B"

This is Schedule "B" to the Subscription Receipt Agreement dated [●], 2023 among Lithium Americas Corp., General Motors Holdings LLC and Computershare Trust Company of Canada.

FORM OF RELEASE CERTIFICATE

TO: COMPUTERSHARE TRUST COMPANY OF CANADA

This Release Certificate is being provided pursuant to Section 3.1(a) of the Subscription Receipt Agreement ("Agreement") made as of dated [●], 2023 among Lithium Americas Corp., General Motors Holdings LLC and Computershare Trust Company of Canada.

Capitalized terms not defined herein have the meaning ascribed to them in the Agreement.

The Corporation and the Investor, hereby confirm that the Release Conditions (other than delivery of this Release Certificate) have been satisfied and hereby direct you to:

(i) pay the Subscription Proceeds to the Corporation in the following manner:

[NTD:insert LAC wire transfer details]; and

(ii) pay the Earned Interest to the Investor in the following manner:

[NTD:insert GM wire transfer details].

DATED this ___ day of ________________, 2023.

LITHIUM AMERICAS CORP.

Per:
Name:
Title:

GENERAL MOTORS HOLDINGS LLC

Per:
Name:
Title:

SCHEDULE "C"

This is Schedule "C" to the Subscription Receipt Agreement dated [●], 2023 among Lithium Americas Corp., General Motors Holdings LLC and Computershare Trust Company of Canada.

US$ APPROVED BANKS

Relevant S&P Issuer Credit
Bank	Rating
(as at January 1st, 2023)
Bank of America NA	A+
Bank of Montreal	A+
The Bank of Nova Scotia	A+
Bank of Tokyo-Mitsubishi UFJ	A
BMO Harris Bank	A+
BNP Paribas	A+
Canadian Imperial Bank of Commerce	A+
Santander UK Plc	A
Société Générale	A